ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2023

April 1, 2024

Suite 1800 – 925 West Georgia Street, Vancouver, B.C.  V6C 3L2, Canada
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

Suite 1800 – 925 West Georgia Street, Vancouver, B.C.  V6C 3L2, Canada
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	153

INTERESTS OF EXPERTS	158

ADDITIONAL INFORMATION	158

APPENDIX "A"	A-1

Suite 1800 – 925 West Georgia Street, Vancouver, B.C.  V6C 3L2, Canada
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form ("AIF") of First Majestic Silver Corp. ("First Majestic" or the "Company") is as of December 31, 2023.

Financial Information

The Company's financial results are prepared and reported in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and are presented in United States dollars.

Forward-looking Information

Certain statements contained in this AIF constitute forward-looking information or forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management’s experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to: future financings, the redemption and/or conversion of the Company’s securities, statements with respect to the Company’s business strategy, future planning processes, commercial mining operations, anticipated mineral recoveries, projected quantities of future mineral production, interpretation of drill results and other technical data, anticipated development, expansion, exploration activities and production rates and mine plans and mine life, metal price assumptions and mining cost assumptions, the security situation at the San Martin mine, construction and operations of the replacement well at La Encantada, the availability of water supplies at La Encantada, the operations of the Company’s central lab, the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects, the timing of completion of exploration and drilling programs and preparation of technical reports, viability of the Company’s projects, temporary suspension of mining activities at Jerritt Canyon (as hereinafter defined), anticipated reclamation and decommissioning activities and associated costs, future exploration activities at Jerritt Canyon and the costs thereof, the implementation and effect of cost-reduction initiatives, the management and costs of future mine closures and decommissioning, the restarting of operations or potential interim plans at the Company's temporarily suspended and/or non‐operating mines, statements with respect to the release of revised consolidated production and cost guidance with respect to Jerritt Canyon on the timing anticipated herein, if at all, conversion of mineral resources to proven and probable mineral reserves, potential metal recovery rates, analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable, statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures, cost savings, allocation of capital, the Company’s share price, the sale of certain of its non-material properties, payment of dividends, statements with respect to the recovery of value added tax receivables and the tax regime in Mexico, the conduct, timing, or outcome of outstanding litigation, regulatory proceedings, negotiations or proceedings under NAFTA (as hereinafter defined) or other claims and the compliance by counterparties with judgments or decisions, the Company’s plans with respect to enforcement of certain judgments in favour of the Company and the likelihood of collection under those judgments, the impact of amendments on accounting policies, the effectiveness of internal controls and procedures, the validity of the Advanced Pricing Agreement between the Mexican Taxation Authority, Servicio de Administracion Tributaria and the Company’s subsidiary, Primero Empresa Minera, S.A. de C.V., the Company’s ability to comply with future legislation or regulations , the Company’s intent to comply with future regulatory and compliance matters, future regulatory trends, future market conditions, future staffing levels and needs, the Company’s ability to attract, train and retain qualified personnel, assessment of future opportunities of the Company, the production, projected quantities of silver bullion production, sales and other commissioning and production risks from the Company’s new minting facility, the release of the Company’s third Sustainability Report, payments of dividends by the Company, assumptions of management, maintaining relations with local communities, maintaining relations with employees, renewing contracts related to material properties, expectations regarding the effects of public health crises including pandemics such as COVID-19 on the Company’s operations, the global economy and the market for the Company’s products and securities, the Share Repurchase Program (as defined herein), the global economy and the market for the Company's products and securities, those factors identified under the caption “Risk Factors” herein, and other statements identified as such in the documents incorporated by reference herein. All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of Measured and Indicated Mineral Resources or Proven and Probable Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, global economic conditions, including public health threats, changes in commodity prices and, particularly, silver and gold prices, changes in exchange rates, access to skilled mining development and mill production personnel, labour relations, costs of labour, relations with local communities and aboriginal groups, results of exploration and development activities, accuracy of resource estimates, uninsured risks, defects in title, availability and costs of materials and equipment, inability to meet future financing needs on acceptable terms, changes in national or local governments, changes in applicable legislation or application thereof, timeliness of government approvals, actual performance of facilities, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Additional factors that could cause actual results to differ materially include, but are not limited to, the risk factors described herein. See "Risk Factors".

The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this AIF should not be unduly relied upon. These statements speak only as of the date of this AIF or as of the date specified in the documents incorporated by reference into this AIF, as the case may be. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to domestic United States issuers.  Accordingly, the disclosure in this AIF regarding our mineral properties is not comparable to the disclosure of United States issuers subject to the SEC's mining disclosure requirements.

Currency and Exchange Rate Information

The Company uses the US dollar as its presentation currency.  This AIF contains references to both U.S. dollars and Canadian dollars.  All dollar amounts (i.e. "$" or "US$"), unless otherwise indicated, are expressed in U.S. dollars and Canadian dollars are referred to as "C$".

On December 31, 2023, the exchange rate of Canadian dollars into US dollars, being the average exchange rate published by the Bank of Canada was US$1.00 equals C$1.3497.

GLOSSARY OF CERTAIN TECHNICAL TERMS

Following is a description of certain technical terms and abbreviations used in this AIF.

"AAS" means atomic absorption spectroscopy.

"Ag" means silver.

"Ag-Eq" means silver equivalent.

"Au" means gold.

"CCD" means counter-current decantation, a separation technique involving water or solution and a solid.

"CIL" means carbon-in-leach.

"Concentrate" means partially purified ore.

"CRD" means carbonate replacement deposits.

"CRMs" means certified reference materials.

"Cu" means copper.

"Doré" means a mixture of gold and silver in cast bars, as bullion.

"FA" means fire assay.

"FA-AAS" means fire assay atomic absorption spectroscopy method.

"FAGR" means FA gravimetric finish.

"Fe" means iron.

"FTSF" means filtered-tailings storage facility.

"g/t" means grams per tonne.

"GC" means general cut-off grade.

"GHG" means greenhouse gas.

"Grade" means the metal content of ore in grams per tonne or percent.

"ha" means hectare.

"HQ" means a standard wire line bit size which produces a core diameter of 63 millimetres.

"IC" means incremental cut-off grade.

"ICP" means inductively coupled plasma.

"ICP-MS" means inductively coupled plasma - mass spectrometry.

"ID2" means inverse distance squared.

"Indicated Mineral Resource" or "Indicated Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"Inferred Mineral Resource" or "Inferred Resource" means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological grade and continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes.

"ISO 9001" is the International Organization for Standardization's standard which sets out the criteria for a quality management system.

"ISO 14001" is the International Organization for Standardization's standard which sets out the criteria for an environmental management system.

"ISO/IEC 17025" is the International Organization for Standardization's standard which specifies the general requirements for the competence to carry out test and/or calibrations, including sampling.

"kg" means kilogram.

"kt" means kilotonne.

"Life of Mine" or "LOM" means the time in which, through the employment of the available capital, the ore reserves, or such reasonable extension of the ore reserves as conservative geological analysis may justify, will be extracted.

"LNG" means liquid natural gas.

"LVC" means Lower Volcanic Complex.

"m" means metres.

"M tonnes" means metric tonne.

"Ma" means millions of years.

"masl" means metres above sea level.

"Measured Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes that are spaced closely enough to confirm both geological and grade continuity.

"Merrill-Crowe" means a separation technique for extracting silver and gold from a cyanide solution.

"Mineral Reserve" means the economically mineable part of a Measured Mineral Resource or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

"Mineral Resource" means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

"mm" means millimetres.

"Moz Au" means million ounces of gold.

"Mt" means million tonnes.

"MW" means megawatts.

"NQ" means a standard wire line bit size which produces a core diameter of 48 millimetres.

"NSR" means net smelter return.

"OES" means optical emission spectroscopy.

"OK" means ordinary kriging.

"OP" means open pit.

"Oxides" means a mixture of valuable minerals and gangue minerals from which at least one of the minerals can be extracted.

"oz/st Au" means ounce per short ton of gold.

"Pb" means lead.

"Probable Mineral Reserve" means the economically mineable part of an Indicated Mineral Resource, and in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"Proven Mineral Reserve" means the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

"QA/QC" means quality assurance and quality control.

"RC" means reverse circulation, a type of drilling.

"Reserves" means Mineral Reserves.

"Resources" means Mineral Resources.

"RDA" means rock disposal area.

"RQD" means rock quality designation.

"Run of Mine" or "ROM" means ore in its natural, unprocessed state.

"Specific Gravity" or "SG" means a measurement that determines the density of minerals.

"SRM" means standard reference material.

"Sulphide Minerals" or "Sulphides" means any member of a group of compounds of sulfur with one or more metals.

"t" means tonne.

"t/m3" means tonnes per cubic metre.

"TOC" means total organic carbon.

"tpd" means metric tonnes per day.

"TSF" means tailings storage facility.

"μm" means micrometre.

"UVG" means upper volcanic group.

"Zn" means zinc.

CORPORATE STRUCTURE

Name, Address and Incorporation

First Majestic Silver Corp. is a company existing under the Business Corporations Act (British Columbia) (the "BCBCA"). Since incorporation, First Majestic has undergone three name changes. The last name change occurred on November 22, 2006, when the Company adopted its current name.

The Company's head office is located at Suite 1800 - 925 West Georgia Street, Vancouver, British Columbia  V6C 3L2, Canada, and its registered office is located at Suite 2500 - 666 Burrard Street, Vancouver, British Columbia  V6C 2X8, Canada.

The Company is a reporting issuer in each of the provinces of Canada.

Intercorporate Relationships

The chart set out below illustrates the corporate structure of the Company and its material subsidiaries, their respective jurisdictions of incorporation, the percentage of voting securities held and their respective interests in the Company's material mining properties.

DESCRIPTION OF BUSINESS

General

The Company is in the business of the production, development, exploration and acquisition of mineral properties with a focus on silver and gold production in Mexico and the United States.  As such, the Company's business is dependent on foreign operations in Mexico and the United States.  The common shares of the Company (the "Common Shares") trade on the Toronto Stock Exchange ("TSX") under the symbol "FR" and on the New York Stock Exchange ("NYSE") under the symbol "AG".  The Company's Common Shares are also quoted on the Frankfurt Stock Exchange under the symbol "FMV".

The Company owns and operates three producing mines in Mexico:

1. the San Dimas Silver/Gold Mine in Durango State ("San Dimas Silver/Gold Mine" or "San Dimas");

2. the Santa Elena Silver/Gold Mine in Sonora State ("Santa Elena Silver/Gold Mine" or "Santa Elena"); and

3. the La Encantada Silver Mine in Coahuila State ("La Encantada Silver Mine" or "La Encantada").

The Company also owns the Jerritt Canyon Gold Mine ("Jerritt Canyon") in Elko, Nevada, USA.  On March 20, 2023, the Company announced a planned temporary suspension of all mining activities at Jerritt Canyon to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operation.  See "General Development of the Business - Significant Business Developments in the Last Three Years - 2023 to Date."

In addition, the Company owns the following non-material mines, which are under care and maintenance:

1. the San Martín Silver Mine in Jalisco State, Mexico ("San Martín Silver Mine" or "San Martín"); and

2. the Del Toro Silver Mine in Zacatecas State, Mexico ("Del Toro Silver Mine" or "Del Toro").

The Company also owns the La Luz Silver Project, an advanced-stage silver development project in San Luis Potosi State, Mexico.

The Company does not consider its mines under care and maintenance or its advanced-stage silver development projects to be material properties for the purposes of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102") or for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The Company's business is not materially affected by intangibles such as licences, patents and trademarks, nor is it significantly affected by seasonal changes other than weather.  The Company is not aware of any aspect of its business that may be affected in the current financial year by renegotiation or termination of contracts.

The Company’s business requires personnel with specialized skills and knowledge, certain of which are in high demand and may be in limited supply. Such skills and knowledge include the areas of mining, exploration, engineering, geology, metallurgy, logistical planning, capital projects, mine construction and development, mine operation and mill production, as well as legal, finance, accounting, risk management, mine safety and security, community relations and human resources. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such successes.

On December 31, 2023, the Company had a total of 3,746 employees and/or contractors.  Additional consultants and contractors are also retained from time to time for specific corporate activities, capital projects, development and exploration programs.

GENERAL DEVELOPMENT OF THE BUSINESS

History

Since its inception in 2003, First Majestic has been in the business of production, development, exploration and acquisition of mineral properties with a focus on silver and gold production in Mexico and the United States.

Over the past 20 years, the Company has assembled a portfolio of silver and gold mines, properties and projects which presently consists of three producing mines which it owns and operates in Mexico, one temporarily suspended mine in Nevada, two mines under care and maintenance, an advanced-stage development silver project as well as several exploration projects.

Most recently, in September 2023, the Company established a new, 100%-owned and operated minting facility (“First Mint”), located in Las Vegas, Nevada, through a subsidiary of the Company, First Mint, LLC.

Significant Business Developments during the Most Recent Three Years

2021

On March 2, 2021, the Company announced that it had submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of Primero Empresa Minera, S.A. de C.V. ("PEM"), based on Chapter 11 of NAFTA.  On March 31, 2021, the Notice of Registration of the Request for Arbitration was issued by the ICSID Secretariat.

On April 12 and 14, 2021, a Mexican Supreme Court Judge and Servicio de Administracion Tributaria (the "SAT") each submitted writs of certiorari to the Mexican Supreme Court of Justice to bypass consideration of the Advanced Pricing Agreement (the "APA") dispute by the Circuit Court.  On April 15, 2021, the Plenary of the Supreme Court: i) admitted only one of those writs, ii) requested the Circuit Court to send the amparo file and iii) assigned such writ to the Second Chamber of the Supreme Court to issue the corresponding decision.

On August 20, 2021, the NAFTA Arbitration Tribunal (the "Tribunal") was fully constituted by the appointment of all three panel members, and the NAFTA Arbitration Proceedings (the "NAFTA Proceedings") were deemed to have commenced.  The first session of the NAFTA Proceedings was held by videoconference on September 24, 2021, to decide upon the procedural rules which will govern the NAFTA Proceedings. The Tribunal issued Procedural Order No. 1 on October 21, 2021.

On April 30, 2021, the Company completed the previously announced acquisition of all the issued and outstanding shares of Jerritt Canyon Canada Ltd. ("JC Canada"), the indirect owner of Jerritt Canyon, pursuant to a share purchase agreement dated March 11, 2021, with Sprott Mining Inc. (the "Jerritt Canyon Acquisition").  The Company acquired all of the issued and outstanding shares of JC Canada in exchange for the issuance of 26,719,727 Common Shares at a price of $17.59 per share, and 5,000,000 common share purchase warrants, each exercisable for one Common Share at a price of $20 per share for a period of three years, subject to a post-closing cash adjustment as described below.  Further, the Company completed a private placement with Sprott Mining Inc. concurrent with closing of the Jerritt Canyon Acquisition, consisting of the issuance of 1,705,514 Common Shares at a price of $17.59 per share to Sprott Mining Inc. for aggregate gross proceeds of $30 million.  Pursuant to an agreed upon adjustment mechanism relating to certain tax liabilities of JC Canada, the purchase price for Jerritt Canyon was subsequently increased by approximately $12.5 million.

Similar to the Company's Mexican Operations, sanitary protocol measures were implemented at Jerritt Canyon in 2021 to reduce the spread of COVID-19 infection.  These protocols were substantially effective, and the operation did not experience any material adverse impacts from the pandemic.

On May 28, 2021, the Company entered into an equity distribution agreement with BMO Capital Markets Corp. and TD Securities (USA) LLC pursuant to which the Company sold an aggregate 6,543,497 Common Shares for aggregate gross proceeds of approximately $100 million (the "2021 ATM Offering"). The 2021 ATM Offering was made by way of a prospectus supplement dated May 28, 2021. Sales of Common Shares were made through "at-the-market distributions" as defined in National Instrument 44-102 Shelf Distributions ("NI 44-102"), by means of ordinary brokers' transactions on the NYSE at prevailing market prices. No offers or sales of Common Shares were made in Canada on the TSX or other trading markets in Canada. The Company completed distributions under the 2021 ATM Offering in June 2022.

On December 2, 2021, the Company completed a private placement offering (the "Note Offering") of $230,000,000 aggregate principal amount of 0.375% unsecured convertible senior notes due 2027 (the "2027 Notes"). Upon conversion, holders of the 2027 Notes will receive Common Shares based on an initial conversion rate, subject to adjustment, of 60.3865 shares per $1,000 principal amount of 2027 Notes (which represents an initial conversion price of approximately $16.56 per share).  The 2027 Notes are governed by an indenture (the "Note Indenture") entered into between the Company and Computershare Trust Company, N.A. on December 2, 2021. A copy of the Note Indenture is available under the Company's SEDAR+ profile at www.sedarplus.ca.

The Company used a portion of the proceeds of the Note Offering to complete the repurchase, in separate privately negotiated transactions, of $125.2 million aggregate principal amount of its outstanding 1.875% convertible senior notes due 2023 (the "2023 Notes") for an aggregate purchase price of $164.9 million. On November 30, 2021, in connection with the announcement of the Note Offering, the Company provided notice that it would redeem the remaining 2023 Notes that were not repurchased in connection with the Note Offering effective December 31, 2021. Holders of the 2023 Notes were entitled to convert the 2023 Notes into Common Shares prior to such redemption. On December 31, 2021, the Company completed the redemption of $125.2 million aggregate principal amount of 2023 Notes. In addition, the Company issued an aggregate of 2,579,093 Common Shares to holders who elected to convert their 2023 Notes prior to the redemption date. As a result of such transactions, all the 2023 Notes were either repurchased, redeemed at par or converted into Common Shares and no 2023 Notes remain outstanding.

In March 2021, the Company renewed its share repurchase program (the "Share Repurchase Program") which it initially commenced in March 2013 and had renewed on an annual basis thereafter. Pursuant to the renewed Share Repurchase Program, the Company was authorized to repurchase up to 10,000,000 Common Shares during the period from March 22, 2021, until March 21, 2022, which represented approximately 4.5% of the 222,681,131 issued and outstanding shares of the Company as of March 8, 2021. The Company did not repurchase any Common Shares under this Share Repurchase Program during the year ended December 31, 2021.

On February 17, 2021, Thomas F. Fudge, Jr. was appointed as a Director of the Company.

On March 31, 2021, Jean des Rivières was appointed as a Director of the Company.

On April 1, 2021, the Company renewed its senior secured revolving credit facility with the Bank of Nova Scotia and Bank of Montreal by extending the maturity date from May 10, 2021, to November 30, 2022, and reducing the credit limit from $75.0 million to $50.0 million.  Interest on the drawn balance accrued at LIBOR plus an applicable range of 2.25% to 3.5% per annum while the undrawn portion was subject to a standby fee with an applicable range of 0.563% to 0.875% per annum, dependent on certain financial parameters of the Company (the "Revolving Credit Facility").

In April 2021, the Company was advised that proceedings involving the Ejido Guamuchil in the Superior Court of the Durango State, Mexico were resolved in the Company's favour.  Certain properties included in the San Dimas Silver/Gold Mine and for which the Company holds legal title were subject to legal proceedings commenced by the Ejido Guamuchil asserting title to the property.  In 2015, the Company obtained a federal injunction (known as an amparo) against the Ejido Guamuchil.  The title proceedings were then reinstated that year resulting in the Company's subsidiaries gaining standing rights as an affected third party permitted to submit evidence of the Company's legal title.  In February 2017, the Company received a favourable decision which was confirmed on appeal.  That decision was further appealed by the Ejido Guamuchil, and the appeal was dismissed in April 2021, thereby confirming the Company's full ownership of the land.

On May 6, 2021, the Company's Board of Directors (the "Board") approved and declared a quarterly dividend of $0.0045 per Common Share, payable on or about June 4, 2021, to shareholders of record as at the close of business on May 17, 2021.

Robert McCallum retired as a Director of the Company effective May 27, 2021.

On July 1, 2021, Colette Rustad was appointed as a Director of the Company.

On August 16, 2021, the Board approved and declared a quarterly dividend of $0.0060 per Common Share, payable on or about September 16, 2021, to shareholders of record as at the close of business on August 26, 2021.

On August 15, 2021, Minera La Encantada, S.A. de C.V., a wholly-owned subsidiary of the Company that owns La Encantada, and the Tenochtitlán Ejidal Commisariat (the "Commisariat") reached an agreement to settle the Tenochtitlán Ejido lawsuit commenced in 2011; however, eight dissenting Ejido members launched a suit against the Agrarian Attorney's Office and the Commisariat to nullify the election of the members of the Commisariat (the "Dissenting Suit").  Judicial approval of the settlement agreement is pending resolution of the Dissenting Suit.

On November 4, 2021, the Board approved and declared a quarterly dividend of $0.0049 per Common Share, payable on or about November 30, 2021, to shareholders of record as at the close of business on November 17, 2021.

On December 31, 2021, Raymond Polman retired from his position as Chief Financial Officer of the Company.

On December 31, 2021, Douglas Penrose resigned as Chair of the Board.

2022

On January 1, 2022, Thomas F. Fudge, Jr. was appointed as Chair of the Board.

On January 18, 2022, the Company announced that Andrew Poon, Vice President of Finance of the Company, was appointed as Interim Chief Financial Officer of the Company.

In March 2022, the Share Repurchase Program was renewed. Pursuant to the renewed Share Repurchase Program, the Company was authorized to repurchase up to 10,000,000 Common Shares during the period from March 22, 2022, until March 21, 2023, which represented approximately 3.8% of the 260,181,674 issued and outstanding shares of the Company as of March 9, 2022.  During the year ended December 31, 2022, the Company repurchased an aggregate of 100,000 common shares at an average price of CDN $8.52 per share as part of the Share Repurchase Program.

On March 10, 2022, the Board approved and declared a quarterly dividend of US$0.0079 per Common Share, payable on or about April 4, 2022, to shareholders of record as at the close of business on March 21, 2022.

On March 28, 2022, David Soares was appointed Chief Financial Officer of the Company.

On March 31, 2022, the Company amended its senior secured Revolving Credit Facility with the Bank of Nova Scotia, Bank of Montreal and Toronto Dominion Bank by extending the maturity date from November 30, 2022, to March 31, 2025, and increasing the credit limit from $50.0 million to $100.0 million.  Interest on the drawn balance will accrue at the Secured Overnight Financing Rate plus an applicable range of 2.25% to 3.5% per annum while the undrawn portion is subject to a standby fee with an applicable range of 0.563% to 0.875% per annum, dependent on certain financial parameters of the Company.

On May 12, 2022, the Board approved and declared a quarterly dividend of US$0.0060 per Common Share, payable on or about June 10, 2022, to shareholders of record as at the close of business on May 25, 2022.

At the Company's annual general meeting held on May 26, 2022, Raymond Polman was newly elected as a director of the Company.

In June 2022, following the completion of tax audits, conclusive agreements with the SAT were signed by two subsidiaries of the Company, Corporación First Majestic, S.A. de C.V. ("CFM") and First Majestic Plata, S.A. de C.V. ("FMP"), through Mexico's Office of the Taxpayer Ombudsman ("PRODECON") to settle an uncertain tax position concerning Mexican back-to-back loan provisions. The provisions were originally conceived from an anti-avoidance rule and a literal interpretation of the rules would convert most debt financing in Mexico into back-to-back loans.  The back-to-back loan provisions establish that interest expense derived from back-to-back loans can be recharacterized as dividends resulting in significant changes to the tax treatment of interest, including withholding taxes.  As a result of this recharacterization and in accordance with the conclusive agreement, CFM and FMP made one-time payments of approximately $21.3 million and $6.3 million in fiscal 2022 which were recognized as current tax expense during the year.  In addition to the payment made, CFM agreed to surrender certain tax loss carry forwards resulting in a deferred tax expense of approximately $55.7 million.

On July 20, 2022, the Company entered into an equity distribution agreement with BMO Capital Markets Corp. and TD Securities (USA) LLC pursuant to which the Company sold an aggregate of 11,269,634 Common Shares for aggregate gross proceeds to the Company of approximately US$100 million (the "2022 ATM Offering").  The 2022 ATM Offering was made by way of a prospectus supplement dated July 20, 2022. Sales of Common Shares were made through "at‐the‐market distributions" as defined in NI 44‐102, by means of ordinary brokers' transactions on the NYSE at prevailing market prices.  No offers or sales of Common Shares were made in Canada on the TSX or other trading markets in Canada.  The Company completed distributions under the 2022 ATM Offering on January 13, 2023.

On August 4, 2022, the Board approved and declared a quarterly dividend of US$0.0061 per Common Share, payable on or about August 31, 2022, to shareholders of record as at the close of business on August 16, 2022.

On August 23, 2022, and November 1, 2022, the Company announced drill results from its ongoing exploration program at Jerritt Canyon.

On November 9, 2022, the Board approved and declared a quarterly dividend of US$0.0061 per Common Share, payable on or about December 2, 2022, to shareholders of record as at the close of business on November 22, 2022.

In November 2022, the Company announced that it had entered into a royalty purchase agreement to sell a portfolio of royalty interests to Metalla Royalty & Streaming Ltd. ("Metalla") for total consideration of $20.0 million in common shares of Metalla. Total consideration consisted of 4,168,056 common shares of Metalla at a deemed price of $4.7984 per share based on a 25-day volume-weighted average price on the NYSE American Exchange. The transaction was successfully closed in December 2022.

2023

On February 23, 2023, the Company entered into an equity distribution agreement with BMO Capital Markets Corp. and TD Securities (USA) LLC in connection with an “at-the-market" offering by the Company of up to US$100 million of Common Shares (the “2023 ATM Offering”). The 2023 ATM Offering was made by way of a prospectus supplement dated February 23, 2023.  Sales of Common Shares under the 2023 ATM Offering were made through “at-the-market distributions” as defined in NI 44-102, by means of ordinary brokers’ transactions on the NYSE at prevailing market prices.  No offer or sales of Common Shares were made in Canada on the TSX or other trading markets in Canada.  The Company completed distributions under the 2023 ATM Offering on June 16, 2023, selling an aggregate of 12,200,000 Common Shares for aggregate gross proceeds to the Company of approximately US$79.5 million.

Also on February 23, 2023, the Board approved and declared a quarterly dividend of US$0.0054 per Common Share, payable on or about March 24, 2023, to all shareholders of record as of the close of business on March 10, 2023.

In March 2023, the Share Repurchase Program was renewed.  Pursuant to the renewed Share Repurchase Program, the Company was authorized to repurchase up to 5,000,000 Common Shares during the period from March 22, 2023, until March 21, 2024, which represented approximately 1.83% of the 274,479,942 issued and outstanding shares of the Company as of March 10, 2023.  During the year ended December 31, 2023, the Company repurchased an aggregate of nil common shares (December 2022 - 100,000) at an average price of $nil per share as part of the Share Repurchase Program (December 2022: $8.52) for total proceeds of $nil (December 2022: $0.7 million), net of transaction costs.

On March 20, 2023, the Company announced that it was taking action to reduce overall costs by reducing investments, and temporarily suspending all mining activities and reducing its workforce at Jerritt Canyon. During the 22 months following the acquisition of the mine, the Company was focused on increasing underground mining rates in order to sustainably feed the processing plant at a minimum of 3,000 tpd in order to generate free cash flow as the Company's plans suggested. Despite these efforts, mining rates remained below this threshold and cash costs per ounce remained higher than anticipated primarily due to ongoing challenges such as contractor inefficiencies and high costs, inflationary cost pressures, lower than expected head grades and multiple extreme weather events affecting northern Nevada, which compounded conditions and caused material headwinds for the operation.

On March 29, 2023 the Company completed the sale of all of the shares of La Guitarra Compaňia, S.A. de C.V., its wholly-owned subsidiary which owns the La Guitarra Silver Mine located in the Temascaltepec mining district, Mexico State, to Sierra Madre Gold & Silver Ltd. ("Sierra Madre") for total consideration of $35 million following the receipt of approval from the Comisión Federal de Competencia Económica ("COFECE") and the TSX Venture Exchange as well as the completion of other customary closing conditions.  Total consideration consisted of 69,063,076 common shares of Sierra Madre at a deemed price of CDN$0.65 per share, having an aggregate value of $35 million. First Majestic was also granted a 2% net smelter return royalty ("NSR") on all mineral production from the La Guitarra concessions, with the NSR subject to a 1% buy-back option for $2 million.

On April 20, 2023, the Company announced that the Exploration and Technical Services Group had been combined into a single group under the leadership of Gonzalo Mercado, who was promoted to Vice President, Exploration and Technical Services.  The Company also announced that Ramon Mendoza, the former Vice President of Technical Services, and Persio Rosario, the former Vice President of Innovation, Processing and Metallurgy, had left the Company.  The Company also announced that Michael Deal had been promoted to Vice President, Metallurgy and Innovation.

On April 24, 2023, the Company discontinued all activities at the Jerritt Canyon processing plant following the previously announced temporary suspension of mining operations on March 20, 2023.

On May 4, 2023, the Board approved and declared a quarterly dividend of US$0.0057 per Common Share, payable on or about June 9, 2023, to all shareholders of record as of the close of business on May 18, 2023.

On May 26, 2023, the Tribunal partially granted the provisional measures requested by the Company in the PM Request. The Tribunal issued an order requiring the Government of Mexico to permit the Company to withdraw VAT refunds that had been deposited by the SAT into PEM’s frozen bank account from January 4, 2023 onwards, and to deposit all future VAT refunds into an account which shall remain freely accessible by the Company (the “PM Decision”).

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the "Decree"), which became effective on May 9, 2023.  The Decree enacts various amendments to existing laws, including: (i) reductions in the duration of mining concession titles, (ii) revisions to the process to obtain new mining concessions (through a public tender), (iii) imposing additional conditions on water use and availability for mining concessions, (iv) the elimination of the "free land and first applicant" scheme, (iv) imposing additional social and environmental requirements to obtain and keep mining concessions, (v) requiring the authorization by the Ministry of Economy for the transfer of any mining concession, (vi) imposing additional penalties including cancellation of mining concessions due to non-compliance with applicable laws, (vii) dismissing all outstanding applications for new concessions, and (viii) requiring new financial instruments or collateral to guarantee the preventive, mitigation and compensation plans resulting from the social impact assessments, among other amendments.  These amendments are expected to have an impact on our current and future exploration activities and operations in Mexico.  The extent of the impact of the Decree is yet to be determined as, among other things, the Mexican Government has not yet filed the Regulations in respect of the Decree, but the impact may be material for the Company.  On June 7, 2023, the Senators of the opposition parties (PRI, PAN and PRD) filed a constitutional action against the Decree, which is pending before the Plenary of the Supreme Court of Justice. During the second quarter of 2023, the Company filed various amparo lawsuits, challenging the constitutionality of the Decree. As of the date of this AIF, some of these amparos have been granted in favour of the Company, whilst others are still pending before the District Courts.

On June 29, 2023 the Company entered into an agreement to amend its Revolving Credit Facility with the Bank of Nova Scotia, Bank of Montreal and Toronto Dominion Bank by extending the maturity date from March 31, 2025 to June 29, 2026 and increasing the credit limit from $100.0 million to $175.0 million.  As part of this amendment, National Bank Financial was added to the lending syndicate and was made a party to the agreement for the Revolving Credit Facility.

On July 7, 2023 the Company reported a decrease in the production of silver at La Encantada mostly due to drought conditions in the area which limited water availability and reduced the utilization of the ball mills. The Company announced that it had hired a geophysical consultant to help determine pilot well drill targets in an effort to locate additional water sources.

On July 20, 2023 the Company announced the appointment of Samir Patel as General Counsel & Corporate Secretary, and the departure of Connie Lillico (former Corporate Secretary) and Sophie Hsia (former General Counsel), as a result of a reorganization at the Company.

On July 21, 2023, the Company’s request for a second set of arbitration proceedings against Mexico in connection with their ongoing denial of access to PEM’s VAT refunds (the “NAFTA VAT Claim”) was registered by ICSID.

On August 3, 2023, the Board approved and declared a quarterly dividend of US$0.0051 per Common Share, payable on or about August 31, 2023, to all shareholders of record as of the close of business on August 16, 2023.

On August 14, 2023, following the receipt of approval from COFECE, the Company announced the closing of the sale of its 100%-owned past producing La Parrilla Silver Mine located in the state of Durango, Mexico to Golden Tag Resources Ltd. (now known as Silver Storm Mining Ltd.) ("Silver Storm") for total consideration of up to US$33.5 million.  In consideration of the sale, First Majestic received 143,673,684 common shares of Silver Storm at a deemed price of C$0.19 per share for an approximate value of C$27.0 million or US$20.0 million, representing approximately 40% of the then outstanding common shares of Silver Storm.  The Company will also be entitled to receive up to US$13.5 million in either cash or common shares of Silver Storm, payable in three deferred payments upon the occurrence of specific milestones.  In addition, the Company participated in Silver Storm's offering of subscription receipts and purchased 18,009,000 Silver Storm subscription receipts at a price of C$0.20 each, which, in accordance with their terms, converted into 18,009,000 common shares and 9,004,500 common share purchase warrants, each exercisable for one additional Silver Storm common share until August 14, 2026 at a price of C$0.34 per share.

On September 1, 2023, the Company submitted its response to a Preliminary Objection to Jurisdiction that had been filed by the Government of Mexico on July 28, 2023 (the “Preliminary Objection”). Under this objection, Mexico requested the Tribunal stay the merits phase of the 2021 arbitration proceedings commenced by the Company against Mexico under Chapter 11 of the North American Free Trade Agreement (“NAFTA”). The Company commenced such NAFTA proceedings against Mexico for violating its international law obligations with respect to the nullification of the APA that had previously been negotiated and finalized in 2012 between the SAT and PEM, the Company’s Mexican subsidiary (the “NAFTA APA Claim”), with respect to the San Dimas mine.

In addition, on September 1, 2023, following a request by Mexico to revoke the PM Decision, the Tribunal issued its decision dismissing the request and reaffirming the PM Decision. The Government of Mexico is therefore obligated to comply with the PM Decision which requires payment of VAT refunds owing to PEM as of January 4, 2023 and into the future until the final award is rendered by the Tribunal.

On September 14, 2023, the Company announced the opening of its 100%-owned and operated minting facility, First Mint, located in the State of Nevada.  First Mint will expand upon First Majestic's existing bullion sales through vertically integrating the production of investment-grade fine silver bullion, allowing First Majestic to sell a substantially greater portion of its silver production directly to its shareholders and bullion customers.

In September 2023, the Company announced that Mani Alkhafaji had been appointed to the role of Vice President, Corporate Development & Investor Relations. The Company also announced that Todd Anthony had left the Company to pursue other opportunities.

On November 2, 2023, the Board approved and declared a quarterly dividend of US$0.0046 per Common Share, payable on or about November 30, 2023, to all shareholders of record as of the close of business on November 15, 2023.

On December 5, 2023, a Mexican court issued a decision partially granting constitutional protection sought by the Company in its defense of the proceeding initiated by the SAT seeking to nullify the APA.  On January 18, 2024, PEM filed an extraordinary appeal to the Mexican Supreme Court of Justice with respect to the foregoing decision, and PEM is currently waiting for the Supreme Court to admit such appeal.

On December 20, 2023, the Tribunal rendered its decision dismissing the Preliminary Objection. While the Company remains confident in its position with regards to the NAFTA APA Claim and the NAFTA VAT Claim, it continues to engage with the Government of Mexico in consultation discussions so as to amicably resolve these disputes.

2024 to Date

On January 16, 2024, the Company announced that total production in the fourth quarter of 2023 from the Company's producing mines reached 6.6 million silver equivalent (AgEq) ounces consisting of 2.6 million ounces of silver and 46,585 ounces of gold.

On February 12, 2024, Mexico filed a request (the “Consolidation Request”) with ICSID pursuant to the procedure in Article 1126 of NAFTA to consolidate the NAFTA APA Claim and the NAFTA VAT Claim. As a result, a new tribunal will be constituted to decide on the Consolidation Request, and the arbitration proceedings for the NAFTA APA Claim and the NAFTA VAT Claim will be stayed until a decision on the Consolidation Request has been reached.  The Company expects that it will take approximately six months for this decision to be rendered.

On February 20, 2024, Ana Lopez resigned from the Board.

On February 22, 2024, the Company entered into an equity distribution agreement (the "2024 Sales Agreement") with BMO Capital Markets Corp. and TD Securities (USA) LLC pursuant to which the Company may, at its discretion and from time‐to‐time until September 3, 2025, sell, through BMO Capital Markets Corp. and TD Securities (USA) LLC, such number of Common Shares as would result in aggregate gross proceeds of up to $150 million.  Sales of Common Shares will be made through "at-the-market distributions" as defined in NI 44-102, including sales made directly on the NYSE, or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States.  No offer or sales of Common Shares will be made in Canada on the TSX or any other trading markets in Canada.

On March 26, 2024, the Company announced that it had completed commissioning of its First Mint minting facility and that bullion sales have commenced. Initial production by First Mint will include limited edition “first-strike” bullion bars of various sizes.  The mint’s initial capacity will allow it to process approximately 10% of annual production from the Company’s Mexican mines. The Company is currently working towards expansion of these operations and supplies. First Mint is currently seeking ISO 9001 certification for its bullion products.

Principal Markets for Silver and Gold

The Company's products are silver and gold.  Silver is a precious metal that is a very important industrial commodity, with growing uses in several technologies, and desirable for jewellery and investment purposes.  Silver has a unique combination of characteristics including: durability, malleability, ductility, conductivity, reflectivity and anti-bacterial properties that make it valuable in numerous industrial applications including solar panels, circuit boards, electrical wiring, semi & superconductors, brazing and soldering, mirror and window coatings, electroplating, chemical catalysts, pharmaceuticals, filtration systems, batteries, televisions, computers, cell phones, household appliances, automobiles and a wide variety of other electronic products.

Product fabrication and bullion investment are two principal sources of gold demand.  Gold bullion is held as an asset class for a variety of reasons, including as a store of value and a safeguard against the collapse of paper assets such as stocks, bonds and other financial instruments that are traded in fiat currencies not exchangeable into gold (at a fixed rate) under a "gold standard", as a hedge against future inflation and for portfolio diversification. Governments, central banks and other official institutions hold significant quantities of gold as a component of exchange reserves.  Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry.  Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Silver and gold are global commodities predominantly traded on the London Bullion Market, an over-the-counter market and the COMEX, a futures and options exchange in New York, where most fund activity in relation to silver is focused.  The London Bullion Market is the global hub of over-the-counter trading in silver and gold and is the metal's main physical market.  Here, a bidding process results in a daily reference price known as the fix.  Silver and gold are quoted in US dollars per troy ounce.  The Company assigns silver and gold from its doré sales primarily to one major metal broker.  The Company also has streaming obligations for gold and silver from its Santa Elena and San Dimas mines, respectively, which are settled directly with the streaming companies, not through its banking relationships.

Silver can be supplied as a primary product from mining silver, or as a by-product from the mining of gold or base metals such as lead and zinc.  The Company is a primary silver producer with approximately 42% of its revenue in 2023 from the sale of silver and approximately 58% of its revenue in 2023 from the sale of gold.

The Company also maintains an e-commerce website from which it sells a portion of its silver production directly to retail buyers (business to consumer) over the internet as high quality 0.999-fine silver rounds, ingots, bars and medallion sets.  In 2023, these bullion product sales totalled approximately 2.8% of the Company’s silver production (see “Product Marketing and Sales”). With the recent establishment of First Mint, the Company expects that sales of its bullion products in 2024 will be processed through First Mint, and that the Company’s previous e-commerce website will no longer be used, as customers who wish to order bullion products will be directed to First Mint’s website.

Scientific and Technical Information

Scientific and technical disclosure in this AIF for the material properties is based on technical reports prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") (collectively, the "Technical Reports"). The Technical Reports have been filed on SEDAR+ at www.sedarplus.ca. The technical information has been updated with more current information where appropriate. Current Mineral Resource estimates set out in this AIF were prepared under the supervision of, or were reviewed by, David Rowe, CPG, our Director of Mineral Resources. Current Mineral Reserve estimates set out in this AIF were prepared under the supervision of, or were reviewed by, Brian Boutilier, P.Eng., our Principal Mine Planning Engineer. Technical information relating to current and planned exploration programs set out in this AIF are prepared, reviewed, or carried out under the supervision of Gonzalo Mercado, P.Geo., our Vice-President, Exploration and Technical Services. Gonzalo Mercado, David Rowe, and Brian Boutilier are all Qualified Persons, as that term is defined in NI 43-101.

The Technical Reports are:

1. Technical Report titled "First Majestic Silver Corp., San Dimas Silver/Gold Mine, Durango and Sinaloa States, México, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" with an effective date of December 31, 2020, and prepared by Mr. Ramon Mendoza Reyes, P.Eng., Mr. Joaquin Merino-Marquez, P.Geo., María Elena Vázquez Jaimes, P.Geo., and Mr. Persio P. Rosario, P.Eng.;

2. Technical Report titled "First Majestic Silver Corp., Santa Elena Silver/Gold Mine, Sonora, México, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates", with an effective date of June 30, 2021, and prepared by Mr. Ramon Mendoza Reyes, P.Eng., Mr. Phillip J. Spurgeon, P.Geo., Ms. María Elena Vázquez Jaimes, P.Geo., and Mr. Persio P. Rosario, P. Eng.;

3. Technical Report titled "First Majestic Silver Corp., La Encantada Silver Mine, Coahuila, México, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" with an effective date of December 31, 2020, and prepared by Mr. Ramon Mendoza Reyes, P.Eng., Mr. David Rowe, CPG, Ms. María Elena Vázquez Jaimes, P.Geo., Mr. Brian Boutilier, P.Eng., and Mr. Persio P. Rosario, P.Eng.; and

4. Technical Report titled "Technical Report on the Jerritt Canyon Mine, Elko County, Nevada, USA" with an effective date of March 31, 2023, and prepared by Mr. Gonzalo Mercado, P.Geo., Mr. David Rowe, CPG, Mr. Michael Jarred Deal, RM SME, Ms. María Elena Vázquez Jaimes, P.Geo., and Mr. David W. Wanner, P.E.

Mineral Properties

The following properties are material to First Majestic's business: the San Dimas Silver/Gold Mine; the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, and the Jerritt Canyon Gold Mine. The Jerritt Canyon Gold Mine has been placed on temporary suspension as of March 20, 2023 to focus on exploration, definition, and expansion of the mineral resource estimates, and optimization of mine planning and plant operations.

Production estimates and throughputs for operating mines are quoted as metric tonnes related to the tonnes per day ("tpd") capacity of the mine and mill.  Production estimates and throughput averages for each mine consider an average of two days of maintenance per month.  Annual estimates of production are based on an average of 365 calendar days per year for each of the operating mines, and these mines generally operate 330 days per year even though the throughput rates are based on a 365 calendar days average.

The following maps indicates the locations of each of the Company's operating mines, care and maintenance mines and other projects in Mexico and the United States.

Summary of Mineral Resource and Mineral Reserve Estimates

The internal Mineral Resource and Mineral Reserve estimates reported herein represent the most up to date revisions completed by First Majestic.  Readers are cautioned against relying upon the Mineral Resource and Mineral Reserve estimates herein, as these estimates are based on certain assumptions regarding future events and performance such as: commodity prices, operating costs, taxes, metallurgical performance, and commercial terms.  Interpretations and Mineral Resource and Mineral Reserve estimates are based on limited sampling information.  The following tables set out the Company's Mineral Reserve and Mineral Resource Estimates as of December 31, 2023.

From December 31, 2022 to December 31, 2023, the consolidated Proven and Probable Mineral Reserve Estimates for First Majestic have decreased 2% in terms of tonnage, decreased 9% in terms of silver metal content, and decreased 14% in terms of gold metal content. The decrease is largely due to cost driven cut-off grade increases and the exclusion of low tonnage pillars at San Dimas. Exploration successfully contributed to new Reserve Estimates at San Dimas and Santa Elena. Santa Elena Reserve Estimates remain relatively unchanged despite a record production year at Ermitano. At La Encantada increases are driven by updated mine design in the Milagros ore body.

TABLE 1

Mineral Reserve Estimates for the Material Properties with an Effective Date of December 31, 2023

Mine	Mineral	Tonnage	Grades			Metal Content
Category	Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

SAN DIMAS
Proven (UG)	Sulphides	1,972	265	3.47	556	16,780	220	35,270
Probable (UG)	Sulphides	1,663	254	2.69	480	13,580	144	25,640
Total Proven and Probable (UG)	Sulphides	3,635	260	3.11	521	30,360	364	60,910

SANTA ELENA
Proven (UG - Ermitano)	Sulphides	590	78	3.87	548	1,473	73	10,386
Proven (UG - Santa Elena)	Sulphides	164	140	1.54	267	735	8	1,408
Probable (UG - Ermitano)	Sulphides	2,086	65	2.87	414	4,367	193	27,774
Probable (UG - Santa Elena)	Sulphides	679	167	1.30	275	3,636	28	5,996
Probable (Pad)	Oxides	325	25	0.39	65	266	4	677
Total Proven and Probable (UG+Pa Oxides + Sulphide		3,843	85	2.48	374	10,478	307	46,241

LA ENCANTADA
Probable (UG)	Oxides	3,675	130	-	130	15,321	-	15,321
Total Probable (UG)	Oxides	3,675	130	-	130	15,321	-	15,321

Consolidated FMS
Proven (UG)	All mineral types	2,726	217	3.44	537	18,988	302	47,064
Probable (UG)	All mineral types	8,428	137	1.36	278	37,171	369	75,409
Total Proven and Probable	All mineral types	11,153	157	1.87	342	56,159	671	122,472

1. Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

2. The Mineral Reserve statement provided in the table above has an effective date of December 31, 2023, except for the Santa Elena Leach Pad estimate, which has an effective date of March 11, 2024.

3. The Reserve estimates were prepared under the supervision of, or were reviewed by, Brian Boutilier, P.Eng., Internal QP for First Majestic,  a Qualified Person, as that term is defined in NI 43-101.

4. The Mineral Reserves were estimated from the Measured and Indicated portions of the Mineral Resource estimates. Inferred Mineral Resources were not considered to be converted into Mineral Reserve estimates.

5. Silver-equivalent grade (Ag-Eq) is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract.

(a) The Ag-Eq grade formula used was:

 Ag-Eq Grade = Ag Grade + Au Grade * (Au Recovery * Au Payable * Au Price) / (Ag Recovery * Ag Payable * Ag Price).

(b) Metal prices considered for Mineral Reserves estimates were $22.5/oz Ag and $1,850/oz Au for all sites.

(c) Other key assumptions and parameters include: metallurgical recoveries; metal payable terms; direct mining costs, processing costs, indirect and G&A costs and sustaining costs. These parameters are different for each mine and mining method assumed and are presented in each mine section of the AIF.

6. A two-step constraining approach has been implemented to estimate reserves for each mining method in use: A General Cut-Off Grade (GC) was used to delimit new mining areas that will require development of access, infrastructure and all sustaining costs. A second Incremental Cut-Off Grade (IC) was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs but excludes the access development assumed to be covered by the block above the GC grade.

7. The cut-off grades, metallurgical recoveries, payable terms and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines and are presented in each mine section in the AIF.

8. Modifying factors for conversion of resources to reserves include consideration for planned dilution which is based on spatial and geotechnical aspects of the designed stopes and economic zones, additional dilution consideration due to unplanned events, materials handling and other operating aspects, and mining recovery factors. Mineable shapes were used as geometric constraints.

9. Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Metal prices and costs are expressed in USD.

10. Numbers have been rounded as required by reporting guidelines. Totals may not sum due to rounding.

11. The technical reports from which the above-mentioned information is derived are cited under the heading "Technical Reports for Material Properties" in the AIF.

From December 31, 2022 to December 31, 2023, the consolidated Measured and Indicated Mineral Resource estimates for the Company's four Material Properties have increased 1% in terms of tonnage, decreased 6% in terms of silver metal content and increased 3% in terms of gold metal content.  The changes are related to mining depletion, updated cut-off grades from new economic parameters including costs, recoveries and metal prices. Exploration drilling results added new Mineral Resources and converted Inferred Resource estimates to Measured and Indicated Resource estimates.

TABLE 2

Measured and Indicated Mineral Resource Estimates for the Material Properties,

Effective Date of December 31, 2023

Mine / Project	Mineral	Tonnage	Grades					Metal Content
Category / Area	Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Pb (M lb)	Zn (M lb)	Ag-Eq (k Oz)

MATERIAL PROPERTIES

SAN DIMAS
Measured (UG)	Sulphides	2,124	449	5.92	-	-	942	30,640	404	-	-	64,340
Indicated (UG)	Sulphides	1,821	353	3.80	-	-	671	20,680	223	-	-	39,260
Total Measured and Indicated (UG)	Sulphides	3,945	405	4.94	-	-	817	51,320	627	-	-	103,600
									-
SANTA ELENA
Measured Ermitano (UG)	Sulphides	612	81	4.38	-	-	613	1,600	86	-	-	12,060
Measured Santa Elena (UG)	Sulphides	387	152	1.72	-	-	295	1,890	21	-	-	3,670
Indicated Ermitano (UG)	Sulphides	2,306	71	3.45	-	-	489	5,260	256	-	-	36,280
Indicated Santa Elena (UG)	Sulphides	1,384	163	1.52	-	-	290	7,250	68	-	-	12,890
Indicated (Leach Pad)	Oxides Spent Ore	337	25	0.39	-	-	64	270	4	-	-	690
Total Measured and Indicated (UG+Pad)	All Mineral Types	5,026	101	2.69	-	-	406	16,280	435	-	-	65,590

JERRITT CANYON									-
Measured (UG)	Sulphides	5,717	-	5.25	-	-	429	-	966	-	-	78,850
Indicated (UG)	Sulphides	4,490	-	5.42	-	-	442	-	782	-	-	63,860
Indicated (OP)	Sulphides	711	-	3.43	-	-	280	-	78	-	-	6,400
Total Measured and Indicated (UG and OP)	All Mineral Types	10,918	-	5.20	-	-	425	-	1,827	-	-	149,110
								-	-
LA ENCANTADA
Indicated (UG)	Oxides	3,299	178	-	-	-	178	18,900	-	-	-	18,900
Indicated Tailings Deposit No. 4	Oxides	2,458	119	-	-	-	119	9,410	-	-	-	9,410
Total Indicated (UG+Tailings)	All Mineral Types	5,756	153	-	-	-	153	28,310	-	-	-	28,310
								-	-
TOTAL MATERIAL PROPERTIES
Total Measured (UG)	All Mineral Types	8,840	120	5.20	-	-	559	34,130	1,478	-	-	158,920
Total Indicated(UG and OP)	All Mineral Types	16,806	114	2.61	-	-	347	61,770	1,411	-	-	187,690
Total Measured and Indicated (UG and OP)	All Mineral Types	25,646	116	3.50	-	-	420	95,900	2,888	-	-	346,610

1. Mineral Resource estimates have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

2. The Mineral Resource estimates provided above have an effective date of December 31, 2023, except for the Santa Elena Leach Pad estimate, which has an effective date of March 11, 2024.

3. The Mineral Resource estimates were prepared by the Company's Internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation. The Mineral Resource estimates were prepared under the supervision of, or were reviewed by, David Rowe, CPG, Internal QP for First Majestic, a Qualified Person, as that term is defined in NI 43-101.

4. Sample data was collected through a cut-off date of December 31, 2023, for the Material Properties except for the Santa Elena Leach Pad estimate, which has an effective date of March 11, 2024.  All properties account for relevant technical information and mining depletion through December 31, 2023.

5. Metal prices considered for Mineral Resources estimates were $24.5/oz Ag and $2,000/oz Au.

6. Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the Annual Information Form (AIF).

7. The cut-off grades and cut-off values used to report Mineral Resources are different for all mines. The cut-off grades, values and economic parameters are listed in the applicable section describing each mine section of the AIF.

8. Measured and Indicated Mineral Resource estimates are inclusive of the Mineral Reserve estimates.

9. Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Totals may not add up due to rounding.

10. The technical reports from which the above-mentioned information for the material properties is derived are cited under the heading "Technical Reports for Material Properties" of the AIF.

From December 31, 2022 to December 31, 2023, the Inferred Mineral Resource estimates for the Company's four Material Properties increased by 6% in terms of tonnage, decreased 12% in terms of silver metal content and increased 10% in terms of gold metal content as a result of expansionary drilling results, modelling of additional deposits and updated cut-off grades from new economic parameters including costs, recoveries and metal prices.

TABLE 3

Inferred Mineral Resource Estimates for the Material Properties,

Effective Date of December 31, 2023

Mine / Project	Mineral	Tonnage	Grades					Metal Content
Category / Area	Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Pb (M lb)	Zn (M lb)	Ag-Eq (k Oz)

MATERIAL PROPERTIES

SAN DIMAS
Inferred Total (UG)	Sulphides	3,959	306	3.67			612	38,990	467	-	-	77,940
Inferred Total (UG)	Sulphides	3,959	306	3.67	-	-	612	38,990	467	-	-	77,940

SANTA ELENA
Inferred Ermitaño (UG)	Sulphides	2,049	65	2.34	-	-	349	4,280	154	-	-	22,970
Inferred Santa Elena (UG)	Sulphides	1,340	143	1.55	-	-	272	6,160	67	-	-	11,700
Inferred (Leach Pad)	Oxides Spent Ore	50	35	0.66	-	-	101	60	1	-	-	160
Inferred Total (UG + Pad)	All Mineral Types	3,439	95	2.01	-	-	315	10,500	222	-	-	34,840

JERRITT CANYON
Inferred Total (UG)	Sulphides	11,565	-	4.89	-	-	399	-	1,819	-	-	148,490
Inferred Total (OP)	Sulphides	862	-	3.10	-	-	253	-	86	-	-	7,010
Inferred Total (UG & OP)	Sulphides	12,427	-	4.77	-	-	389	-	1,905	-	-	155,500

LA ENCANTADA
Inferred Total (UG)	Oxides	2,115	204	-	-	-	204	13,890	-	-	-	13,890
Inferred Tailings Deposit No. 4	Oxides	427	118	-	-	-	118	1,620	-	-	-	1,620
Inferred Total (UG + Tailings)	All Mineral Types	2,542	190	-	-	-	190	15,510	-	-	-	15,510
Total Inferred Material Properties	All Mineral Types	22,367	90	3.61	-	-	395	65,000	2,594	-	-	283,790

1. Mineral Resource estimates have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

2. The Mineral Resource estimates provided above have an effective date of December 31, 2023, except for the Santa Elena Leach pad estimate, which has an effective date of March 11, 2024. The Mineral Resource estimates were prepared by the Company's Internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation.

3. The Mineral Resource estimates were prepared under the supervision of, or were reviewed by, David Rowe, CPG, Internal QP for First Majestic, a Qualified Person, as that term is defined in NI 43-101.

4. Sample data was collected through a cut-off date of December 31, 2023, for the Material Properties, except for the Santa Elena Leach pad estimate, which has an effective date of March 11, 2024.  All properties account for relevant technical information and mining depletion through December 31, 2023.

5. Metal prices considered for Mineral Resource estimates were $24.5/oz Ag and $2,000/oz Au.

6. Silver-equivalent grade is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the AIF.

7. The cut-off grades and cut-off values used to report Mineral Resource estimates are different for all mines. The cut-off grades, values and economic parameters are listed in the applicable section describing each mine section of the AIF.

8. Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Totals may not add up due to rounding.

9. The technical reports from which the above-mentioned information for the material properties is derived are cited under the heading "Technical Reports for Material Properties" of the AIF.

The San Martin and Del Toro mines are currently in temporary suspension of production activities and are considered non-material properties.  The Mineral Resource estimates shown below for the non-material properties have an effective date of December 31, 2020.

TABLE 4

Measured and Indicated Mineral Resource Estimates for the Non-Material Properties

Mine / Project	Mineral	Tonnage	Grades					Metal Content
Category / Area	Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Pb (M lb)	Zn (M lb)	Ag-Eq (k Oz)

NON-MATERIAL PROPERTIES

SAN MARTIN
Measured (UG)	Oxides	70	221	0.40	-	-	255	500	1	-	-	580
Indicated (UG)	Oxides	958	277	0.53	-	-	321	8,520	16	-	-	9,890
Total Measured and Indicated (UG)	Oxides	1,028	273	0.52	-	-	317	9,020	17	-	-	10,470

DEL TORO
Indicated (UG)	Sulphides	440	193	0.53	3.52	5.75	414	2,720	7	34.2	55.7	5,850
Indicated (UG)	Oxides + Transition	153	226	0.15	4.97	-	351	1,110	1	16.7	-	1,720
Total Measured and Indicated (UG)	All Mineral Types	592	201	0.43	3.90	4.27	398	3,830	8	50.9	55.7	7,570

SUBTOTAL NON-MATERIAL PROPERTIES
Total Measured	All Mineral Types	70	221	0.40	-	-	255	500	1	-	-	580
Total Indicated	All Mineral Types	1,550	248	0.49	1.49	1.63	350	12,350	24	50.9	55.7	17,460
Total Measured and Indicated	All Mineral Types	1,620	247	0.49	1.42	1.56	346	12,850	25	50.9	55.7	18,040

1. Mineral Resource estimates have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

2. The Mineral Resource estimates for the other non-material properties were updated December 31, 2020.

3. The Mineral Resource estimates were prepared under the supervision of, or were reviewed by, David Rowe, CPG, Internal QP for First Majestic, a Qualified Person, as that term is defined in NI 43-101.Sample data was collected through a cut-off date of December 31, 2020, for the two non-material properties.

4. Metal prices considered for Mineral Resources estimates of the other three non-material properties on December 31, 2020, were $22.50/oz Ag, $1,850/oz Au, $0.90/lb Pb and $1.05/lb Zn.

5. Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine.

6. The cut-off grades and cut-off values used to report Mineral Resources are different for all mines. The cut-off grades, values and economic parameters are listed in the applicable section describing each mine section of the AIF.

7. Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Totals may not add up due to rounding.

TABLE 5

Inferred Mineral Resource Estimates for the Non-Material Properties

Mine / Project	Mineral	Tonnage	Grades					Metal Content
Category / Area	Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Pb (M lb)	Zn (M lb)	Ag-Eq (k Oz)

NON-MATERIAL PROPERTIES

SAN MARTIN	Oxides	2,533	226	0.36	-	-	256	18,400	29			20,870
Inferred Total (UG)	Oxides	2,533	226	0.36	-	-	256	18,400	29	-	-	20,870

DEL TORO
Inferred (UG)	Sulphides	496	185	0.25	3.08	2.73	322	2,950	4	33.7	29.8	5,130
Inferred (UG)	Oxides + Transition	690	182	0.08	3.74	-	273	4,030	2	56.8	-	6,050
Inferred Total (UG)	All Mineral Types	1,186	183	0.15	3.46	1.14	293	6,980	6	90.5	29.8	11,180

Total Inferred Non-Material Properties	All Mineral Types	3,719	212	0.29	1.10	0.36	268	25,380	35	90.5	29.8	32,050

1. Mineral Resource estimates have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

2. The Mineral Resource estimates for the other non-material properties were updated December 31, 2020.

3. The Mineral Resource estimates were prepared under the supervision of, or were reviewed by, David Rowe, CPG, Internal QP for First Majestic, a Qualified Person, as that term is defined in NI 43-101.

4. Sample data was collected through a cut-off date of December 31, 2020, for the two non-material properties.

5. Sample data was collected through a cut-off date of December 31, 2020, for the two non-material properties.

6. Metal prices considered for Mineral Resources estimates of the other three non-material properties on December 31, 2020, were $22.50/oz Ag, $1,850/oz Au, $0.90/lb Pb and $1.05/lb Zn.

7. Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine.

8. The cut-off grades and cut-off values used to report Mineral Resources are different for all mines. The cut-off grades, values and economic parameters are listed in the applicable section describing each mine section of the AIF.

9. Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Totals may not add up due to rounding.

The following table shows the total tonnage mined from each of the Company's producing properties during 2023, including ounces of silver and ounces of gold produced from each property and the tonnage mined from Mineral Reserves at each property. A portion of the production from each mine came from material other than Reserves, as set out below under the heading "Material Mined from Areas Not in Reserves".

TABLE 6

First Majestic 2023 Production

FIRST MAJESTIC SILVER CORP
DRIVERS R&R
YEAR END 2023
Concept	Units	SAN DIMAS	SANTA ELENA	LA ENCANTADA	JERRITT CANYON	TOTAL
Ore Processed	Tonnes	875,345	882,592	966,392	177,643	2,901,972
Material from Reserves Mined and Processed	Tonnes	764,445	882,592	152,259	-	1,799,295
Material Mined from Areas Not In Reserves	Tonnes	110,900	-	814,134	177,643	1,102,677
Silver Produced	Ounces	6,355,308	1,176,591	2,718,856	-	10,250,755
Gold Produced	Ounces	76,964	100,535	321	21,101	198,921
Silver-Equivalent Produced from Gold	Ounces	6,434,612	8,395,201	26,766	1,767,083	16,623,662
Silver-Equivalent Produced	Ounces	12,789,920	9,571,792	2,745,622	1,767,083	26,874,417

San Dimas Silver/Gold Mine, Durango and Sinaloa States, Mexico

The following description of the San Dimas Silver/Gold Mine (San Dimas mine) has been summarized from the Technical Report titled "First Majestic Silver Corp., San Dimas Silver/Gold Mine, Durango and Sinaloa States, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimate" with effective date December 31, 2020 (the "2020 San Dimas Technical Report") and prepared in accordance with NI 43‐101. Reference should be made to the full text of the 2020 San Dimas Technical Report which is available for review on SEDAR+ at www.sedarplus.ca.

Project Description, Location, and Access

The San Dimas mine is an actively producing silver and gold mining complex owned and operated by the Company's wholly owned indirect subsidiary, PEM. The San Dimas mine is located near the town of Tayoltita on the borders of the States of Durango and Sinaloa, approximately 125 km northeast of Mazatlán, Sinaloa, and 150 km west of the city of Durango, in Durango State, Mexico. The San Dimas mine is centered on latitude 24°06'38" N and longitude 105°55'36"W.

Access to the San Dimas mine is by air or road from the city of Durango. The Company maintains a de Havilland Twin Otter aircraft and a helicopter, both of which are based at Tayoltita. Travel from either Mazatlán or Durango to Tayoltita requires an approximate half hour flight by a Twin Otter aircraft. Most of the personnel and light supplies for the San Dimas mine arrive on regular Company flights from Durango. Heavy equipment and supplies are brought in by road from Durango. By road the trip requires approximately 6-7 hours. The mine is accessible and operates year‐round.

The San Dimas mine consists of 119 individual concessions covering 71,839 ha. In 2013, the Mexican Federal government introduced a mining royalty, effective January 1, 2014, based on 7.5% of taxable earnings before interest and depreciation. In addition, precious metal mining companies must pay a 0.5% royalty on revenues from gold, silver, and platinum. There is no other royalty to be paid on the San Dimas mining concessions.

First Majestic is party to a purchase (streaming) agreement with Wheaton Precious Metals which entitles Wheaton Precious Metals to receive 25% of the gold equivalent production from the San Dimas mine converted at a fixed exchange ratio of silver to gold at 70 to 1 in exchange for ongoing payments equal to the lesser of $628 (as of December 31, 2023) and the prevailing market price for each gold equivalent ounce delivered under the agreement. The exchange ratio includes a provision to adjust the gold to silver ratio if the average gold to silver ratio moves above or below 90:1 or 50:1, respectively, for a period of six months.

First Majestic (and its predecessor companies) secured surface rights by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding Ejido communities. The surface right agreements in place with the communities provide for use of surface land for exploration activities and mine-related ventilation infrastructure. Current agreements cover the operation for the Company's current LOM plan.

San Dimas holds the necessary permits to operate, including the Environmental License, water rights concessions, and federal land occupation concessions, among others.

History

The San Dimas mine area contains a series of epithermal gold silver veins that have been mined intermittently since 1757. Modern mining began in the 1880s and has continued under numerous different owners to the present.

In 1961, Minas de San Luis, a company owned by Mexican interests, acquired 51% of the San Dimas group of properties and assumed operations of the mine. In 1978, the remaining 49% interest in the mine was obtained by Luismin S.A. de C.V (Luismin). In 2002, Wheaton River Minerals Ltd. (Wheaton River) acquired the property from Luismin and in 2005 Wheaton River merged with Goldcorp Inc. (Goldcorp). Under its prior name Mala Noche Inc., Primero Mining Corp. (Primero) acquired the San Dimas mine from subsidiaries of Goldcorp in August 2010. In May 2018, First Majestic acquired a 100% interest in the San Dimas mine through the acquisition of Primero.

Historical production through December 2023 from the San Dimas district is estimated at more than 762 Moz of silver and more than 11.1 Moz of gold, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. The majority of this production was prior to First Majestic's acquisition of the property in 2018.

Historical mine tone and metal production from 2013 to 2023 for the San Dimas mine are shown in Figures 2 & 3 below.

Figure 2: San Dimas mine and silver production from 2013 to 2023

Figure 3: San Dimas mine and gold production from 2013 to 2023

Geological Setting, Mineralization and Deposit Types

The San Dimas mining district is in the central part of the Sierra Madre Occidental ("SMO"), near the Sinaloa-Durango state border. The SMO consists of Late Cretaceous to early Miocene igneous rocks including two major volcanic successions, the Lower Volcanic Complex ("LVC") and Upper Volcanic Group ("UVG"), totalling up to 3,500 m in thickness. The LVC consists of predominantly intermediate volcanic and intrusive rocks formed between 100 Ma and 50 Ma. The UVG volcanism consists of primarily of silicic ignimbrites formed between 35 Ma and 29 Ma and 24 Ma and 20 Ma. The LVC and UVG volcanic rocks are intruded by intermediate rocks and a felsic rocks and basic dikes.

Major north-northwest-trending normal faults with opposite vergence divide the San Dimas district into five fault-bounded blocks that are tilted to the east-northeast or west-northwest. Three deformational events are related to the development of the major faults and structures that host veins and dikes. A late Eocene event produced tension gashes with an east-west to northeast orientation that host the first hydrothermal vein systems. An early Oligocene event produced north-south-trending right-lateral strike-slip that are related to the development of a second set of hydrothermal veins. A late Oligocene-Miocene event produced the tilted fault blocks that affected the entire district and exposed the silver and gold mineralization prior to the deposition of a ∼24 Ma ignimbrite package. Veins within these tilted fault blocks generally trend east-northeast, within a corridor approximately 10 km wide. The veins are often truncated by the north-northwest-trending major faults, separating the original veins into segments. The veins have been followed underground from a few metres in strike-length to more than 1,500 m. A total of 118 silver and gold mineralized quartz veins have been recognized in the San Dimas Concessions Group, which represents 38% of the total property area. All Mineral Resources reported for San Dimas are hosted in the deposits that have been found in the San Dimas mine concessions.

Three major stages of mineralization have been recognized in the district: an early stage; an ore forming stage; and a late quartz forming stage. The minerals characteristic of the ore-forming stage consists of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum. The veins are formed by filling fractures and typical textures observed include crustiform, comb structure, colloform banding and brecciation.

The vein-hosted mineral deposits within the San Dimas district are considered to be examples of silver- and gold-bearing epithermal quartz veins that formed in a low-sulphidation setting. Vein systems can be laterally extensive, but the associated ore shoots have relatively restricted vertical extent. High-grade ores are commonly form within dilational faults zones near flexures and fault splays. Textures typical of low-sulphidation quartz vein deposits include open-space filling, symmetrical and other layering, crustification, comb structure, colloform banding and complex brecciation.

Exploration

The San Dimas district has been the subject of modern exploration and mine development activities since the early 1970s, and a considerable information database has been developed from both exploration and mining activities. Exploration uses information from surface and underground mapping, sampling, and drilling together with extensive underground mine tunneling to help identify targets. Other exploration activities include prospecting, geochemical surface sampling, geophysical and remote sensing surveys.

Most of the exploration activities carried out in the San Dimas mine area, centered around the Piaxtla River where exposures of silver-gold veins were found. Outside of this area, the Lechuguilla and Ventana Concessions Group areas were explored to some extent during 2008 and 2015-16. The remainder of the concessions have had limited or no exploration as they are covered by thick piles of post-mineral ignimbrites.

The most important exploration strategy at San Dimas has been underground mine tunnelling. Tunnelling consists of advancing mine development to the north at the preferred elevation to intersect quartz veins mapped at surface. This method discovered veins with no surface exposure, such as the Jessica vein, which has been a major contributor to silver and gold production of metal produced in recent years. This exploration strategy has been used at San Dimas by all property owners after Luismin, resulting in more than 500 km of underground mine development.

The San Dimas exploration potential remains open in many of the known mineralized zones. As the mine was developed to the north, new veins were found. South of the Piaxtla River, the El Cristo area has potential for new quartz vein discoveries. The West Block is currently being explored by drilling. Opportunities to intercept the projection of fault-offset quartz veins from the Graben Block are considered good.

Drilling

Since 1975 the exploration drilling strategy has focused on diamond drilling perpendicular to the preferred vein orientation within the mine zones. Drilling is predominantly done from underground stations, as the rugged topography and the great drilling distance from surface locations to the targets makes surface drilling challenging and expensive. Approximately 1,300,000m of core drilling has been completed since 2000, with approximately 78,000m completed in 2023.

Sampling, Analysis and Data Verification

Diamond drill core is delivered to the core logging facility where San Dimas geologists select and mark sample intervals according to lithological contacts, mineralization, alteration, and structural features. Sample intervals range from 0.25-1.20 m in length within mineralized structures to 0.5-1.20 m in length when sampling waste rock. Drill core intervals selected for sampling are cut in half using a diamond saw. Softer rocks are split using a hydraulic guillotine splitter. One half of the core is retained in the core box for further inspection and the other half is placed in a sample bag. For smaller diameter delineation drill core, the entire core is sampled for analysis.  The sample number is printed with a marker on the core box beside the sampled interval, and a sample tag is inserted into the sample bag. Sample bags are tied with string and placed in rice bags for shipping.

Underground mine production channel samples are used to support mineral resource estimation at San Dimas.  Channel sampling for resource estimation is supervised by San Dimas geologists and undertaken using a hammer and chisel. Sample lengths range from 0.20-1.20 m. The samples are taken as a rough channel along a marked line, with an emphasis on representative volume sampling and respecting vein/wall contacts and textural or mineralogical features. The sample is collected on the tarpaulin, broken with a hammer, and quartered and homogenized to obtain a 3 kg sample. The sample is bagged and labelled with sample number and location details.  Sketches and photographs are recorded of the face sampled, showing the samples' physical location from surveying and the measured width of each sample. Since 2011, all channel samples are dispatched to the San Dimas Laboratory.

Specific gravity ("SG") measurements were systematically taken on drill core since October 2012.  Since 2016, SG measurements were collected on 10 cm or longer whole core vein samples using the unsealed water immersion method.

Since 2004, four different laboratories have been used for sample preparation and analysis of drill core and channel samples. These include:

  San Dimas mine laboratory ("San Dimas Laboratory") which is used for ore control channel samples and delineation core samples. San Dimas Laboratory is not certified and not independent of First Majestic,
  SGS laboratory in Durango ("SGS") which was used for drill core samples and check assays. SGS is certified under ISO 17025 and is independent of First Majestic,
  ALS-Chemex laboratory in Zacatecas ("ALS") which is used for check assays. ALS is certified under ISO 17025 and independent of First Majestic,
  First Majestic's Central Laboratory ("Central Laboratory"), which relocated from Durango to Santa Elena in 2023, is used as the primary laboratory for drill core and for check assays on channel samples before 2021. The Central Laboratory is certified under ISO 9001 and is not independent of First Majestic.

At San Dimas Laboratory samples are currently dried at 110°C, crushed to 80% passing 2 mm, split into 250 g subsamples and pulverized to 80% passing 75 μm. At SGS samples were dried at 105°C, crushed 75% passing 2 mm, and split into a 250 g subsample and pulverized to 85% passing 75 μm.  At the Central Laboratory samples are dried at 100°C, crushed to 85% passing 2 mm, split into a 250 g subsample, and pulverized to 85% passing 75 μm.

Before 2018 samples submitted to San Dimas Laboratory were analyzed for gold using a 10 g fire assay (FA) with a gravimetric finish. Since 2018, samples submitted to the San Dimas Laboratory are analyzed for gold using a 30 g fire assay atomic absorption spectroscopy method (FA-AAS) and by gravimetric finish if the doré bead is greater than 12 mg. Silver is determined using 30 g FA gravimetric finish (FAGR). Between 2013 and 2018, and from May 2021 to December 2023, samples sent to SGS Durango were analyzed for gold by a 30 g FA-AAS method. Samples returning >10 g/t Au were reanalyzed by a 30 g FAGR method.  Silver was analyzed by a 2 g, three-acid digestion AAS method.  Silver values >300 g/t or 100 g/t were analyzed by a 30 g FAGR method. A multi-element suite was analyzed by a 0.25 g, aqua regia digestion inductively coupled plasma (ICP) optical emission spectroscopy (OES) method.

Samples submitted to the Central Laboratory are analyzed for gold by a two-acid digestion AAS method. Samples with gold values >10 g/t are reanalyzed by a 30 g, FAGR method. Silver values are determined using a 2 g, three-acid digestion AAS method. Samples with silver values >200 g/t are analyzed by a 30 g FAGR method.  All exploration samples are analysed by a two-acid multi-element ICP OES method.

There is limited information as to whether a formal quality assurance and quality control (QA/QC) program was in place prior to 2013. From 2013 to 2018, the QA/QC program for the San Dimas Laboratory samples included insertion of a standard reference material (SRM) and a blank in every batch of 20 samples.  From 2013 to 2018, the QA/QC program for samples submitted to SGS included insertion of a SRM and a blank in every batch of 20 samples. In 2013, 5% of the coarse reject and pulp duplicates from core samples were randomly selected for analysis at SGS and 5% of pulp checks from core samples were analyzed at ALS. In 2019, PEM revised the QA/QC program to include insertion of three CRM samples and three blanks in every batch of 50 channel samples analyzed at the San Dimas Laboratory and one CRM and two blanks in every batch of 26 drill core and channel check samples submitted to the Central Laboratory. Since 2021, the QA/QC program included 6% of field coarse and pulp duplicates, 6% of SRMs and CRMs, and 4% of coarse and pulp blanks inserted in the channel and core sample-stream submitted to San Dimas Lab. The QAQC program for samples submitted to Central laboratory and SGS included 6% of field, coarse and pulp duplicates, 6% of CRMs and 4% of coarse and pulp blanks.

Data verification conducted to support the Mineral Resource Estimates included a review of drill hole and channel sample data collected for several veins (the verification dataset) and included data transcription error checks for assay results, drill hole collar and channel location checks, downhole survey deviation checks, visual inspection of core, and an assessment of accuracy and contamination of primary and check channel samples for silver and gold.

No significant transcription errors or grade accuracy and contamination issues were observed.

Numerous site visits were completed by the Qualified Persons ("QPs") responsible for this technical report. Site visits focused specifically on data verification reviewed current drill core and channel logging and sampling procedures and inspected drill core, core photos, core logs, and QA/QC reports. Spot checks were completed by comparing lithology records in the database with archived core. No significant issues were observed.

Mineral Processing and Metallurgical Testing

The San Dimas mine is operating, and the initial test data supporting plant design are superseded by decades of plant performance data. Metallurgical testing, along with mineralogical investigation, is periodically performed. Even when the results are within the expected processing performance, the plant is continually running tests to optimize metal recoveries and operating costs. Composite samples are analyzed monthly to determine the metallurgic behaviour of the mineralized material fed into the processing plant. This metallurgical testing is carried out by the site metallurgical laboratory.

Due to the purity of the San Dimas doré, which exceeds 95% silver and gold, minimal penalties are applied by the refineries for the presence of other heavy metals.

Summary of Mineral Resource and Mineral Reserve Estimates

All Mineral Resource estimates at San Dimas were completed using block modeling techniques. The Mineral Resource estimates are constrained by the three-dimensional geological interpretation and modelled domains for vein-hosted mineral deposits. Resource geologists constructed the modelled domains using information collected by mine geology staff and interpretations by geologists. Information used included underground geological mapping, drill hole logs and drill hole assays, production channel sampling and assays. The interpreted boundaries of the domain models strictly adhered to the contacts of quartz veins with the surrounding country rock to produce reasonable representations of the deposit locations and volumes.

The selected composite sample length varied by domain with the most common composite sample length being 1.0 m. The assay sample intervals were composited within the limits of the domain boundaries and then tagged with the appropriate domain code. Drill hole and channel composite samples were evaluated for high-grade outliers and those outliers were capped to values considered appropriate for each domain.

Mineral Resources were estimated into sub-block models rotated parallel to the resource domain trend. Parent block grades were estimated using inverse distance weighting to the second power ("ID2") interpolation. The block estimates were made with multiple passes to limit the influence the channel production samples at longer ranges: Pass 1 was a restrictive short-range pass that used channel and drill hole composite samples, and subsequent less restrictive passes used drill hole samples only. An average bulk density value of 2.6 t/m3 was used in estimation for all resource domains.

The Mineral Resource estimates were classified into Measured, Indicated, or Inferred categories that considered confidence in the geological interpretation and models, confidence in the continuity of metal grades, and the sample support for the estimation and reliability of the sample data. Blocks were flagged to be considered for the Measured category if the nominal drill hole spacing from the nearest 3 drill holes was <15 m or the blocks were within 15 m of a mined development with production channel samples and geological control. Blocks were flagged to be considered for the Indicated category if the nominal drill hole spacing was <30 m or the blocks were within 30 m of a mined development with production channel samples and geological control. Blocks were flagged to be considered for the Inferred category if the nominal drill hole spacing was <60 m. Plan to Mine Claim reconciliation has shown estimation performance within industry-expected ranges.

The Mineral Resource estimates for San Dimas are summarized in Table 7 and Table 8 using a silver equivalent (Ag-Eq) cut-off grade of 215 g/t. Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves and have an effective date of December 31, 2023. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. From December 31, 2022 to December 31, 2023, the Measured and Indicated Mineral Resource estimates for San Dimas decreased 8% in terms of tonnage, decreased 6% in terms of silver metal content and decreased 8% in terms of gold metal content. The Inferred Mineral Resource estimates decreased 7% in terms of tonnage, decreased 7% in terms of silver metal content and decreased 4% in terms of gold metal content. The changes are primarily related to mining depletion and increased cut-off grade driven by increased cost partially offset by increased metal price guidance. Exploration drilling successfully added new Mineral Resources and converted Inferred Resource estimates to Measured and Indicated Resource estimates.

Table 7: San Dimas Measured and Indicated Mineral Resource Estimate (effective date December 31, 2023)

Category / Area	Tonnage	Grades			Metal Content
	ktonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

Measured Central Block	1,355	458	6.32	986	19,960	276	42,940
Measured Sinaloa Graben	564	447	5.69	921	8,110	103	16,720
Measured Other Areas	205	390	3.85	711	2,570	25	4,690
Total Measured	2,124	449	5.92	942	30,640	404	64,340

Indicated Central Block	706	314	3.92	641	7,130	89	14,540
Indicated Sinaloa Graben	279	324	4.34	686	2,910	39	6,150
Indicated Tayoltita	122	396	5.02	815	1,550	20	3,200
Indicated Other Areas	715	396	3.28	669	9,090	75	15,370
Total Indicated	1,821	353	3.80	671	20,680	223	39,260

M+I Central Block	2,061	409	5.50	868	27,100	364	57,480
M+I Sinaloa Graben	843	406	5.24	844	11,020	142	22,860
M+I Tayoltita	122	396	5.02	815	1,550	20	3,200
M+I Other Areas	920	394	3.41	678	11,660	101	20,060
Total M+I	3,945	405	4.94	817	51,320	627	103,600

Table 8: San Dimas Inferred Mineral Resource Estimate (effective date December 31, 2023)

Category / Area	Tonnage	Grades			Metal Content
	ktonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

Inferred Central Block	1,210	315	4.06	653	12,250	158	25,410
Inferred Sinaloa Graben	517	417	5.85	905	6,930	97	15,030
Inferred Tayoltita	326	329	4.04	666	3,450	42	6,990
Inferred Other Areas	1,906	267	2.77	498	16,360	170	30,510
Total Inferred	3,959	306	3.67	612	38,990	467	77,940

1. Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

2. The Mineral Resources information provided above is based on internal estimates prepared as of December 31, 2023.

3. The Mineral Resource estimates were prepared under the supervision of, or were reviewed by, David Rowe, CPG, Internal QP for First Majestic, a Qualified Person, as that term is defined in NI 43-101.

4. Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery and the metal payable terms.              Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

5. Metal prices considered for Mineral Resources estimates were $24.5/oz Ag and $2,000/oz Au.

6. Metallurgical recovery used was 94.1% for silver and 96.1% for gold.

7. Metal payable used was 99.95% for silver and gold.

8. Cut-off grade considered to constrain resources assumed an underground operation was 215 g/t Ag-Eq and was based on actual and budgeted operating and sustaining costs.

9. Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces.

10. Totals may not add up due to rounding.

11. Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

Risk factors that could materially impact the Mineral Resource estimates include: metal price and exchange rate assumptions; changes to the assumptions used to generate the silver-equivalent cut-off grade; changes in the interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; changes to geotechnical, mining, and metallurgical recovery assumptions; finding historically mined areas in zones where resources are assumed to be in-situ, changes to the assumptions related to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate. The production channel sampling method has some risk of non-representative sampling that could result in poor precision and accuracy.

The Mineral Reserves estimation process consists of converting Mineral Resource estimates into Mineral Reserve estimates by identifying material that exceeds the mining cut-off grades while conforming to specified geometrical constraints determined by the applicable mining method and applying modifying factors such as mining dilution and mining recovery factors. If the Mineral Resources comply with the previous constraints, Measured Resources could be converted to Proven Reserves and Indicated Resources could be converted to Probable Reserves, in some instances Measured Resources could be converted to Probable Reserves if any of the modifying factors reduces the confidence of the estimates.

The San Dimas Mineral Reserves are presented in Table 9.

Table 9: San Dimas Mineral Reserves Estimates (Effective Date December 31, 2023)

Category / Area	Mineral Type	Tonnage	Grades			Metal Content
		kt	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

Proven Central Block	Sulphides	1,227	268	3.87	593	10,580	152.8	23,410
Proven Sinaloa Graben	Sulphides	542	263	3.04	518	4,580	53.0	9,030
Proven Other Areas	Sulphides	203	248	2.22	434	1,620	14.5	2,830
Total Proven	Sulphides	1,972	265	3.47	556	16,780	220.3	35,270

Probable Central Block	Sulphides	538	224	2.86	464	3,870	49.6	8,030
Probable Sinaloa Graben	Sulphides	215	257	3.37	540	1,780	23.3	3,740
Probable Tayoltita	Sulphides	157	245	3.21	514	1,240	16.2	2,590
Probable Other Areas	Sulphides	752	277	2.26	467	6,690	54.6	11,280
Total Probable	Sulphides	1,663	254	2.69	480	13,580	143.7	25,640

P+P Central Block	Sulphides	1,766	255	3.56	554	14,450	202.4	31,440
P+P Sinaloa Graben	Sulphides	757	261	3.14	525	6,360	76.3	12,770
P+P Tayoltita	Sulphides	157	245	3.21	514	1,240	16.2	2,590
P+P Other Areas	Sulphides	955	271	2.25	460	8,310	69.1	14,110
Total P+P	Sulphides	3,635	260	3.11	521	30,360	364.0	60,910

(1) Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) The Mineral Reserve statement provided in the table above have an effective date of December 31, 2023, and are based on resource models prepared with drill-hole and production channel sample data collected with a cut-off date of December 31, 2023.

(3) The Mineral Reserves were estimated from the Measured and Indicated portions of the Mineral Resource estimate. Inferred Mineral Resources were not considered to be converted into Mineral Reserves.

(4) The Mineral Reserve estimates account for mining depletion through December 31, 2023.

(5) The Reserve estimates were prepared under the supervision of, or were reviewed by, Brian Boutilier, P.Eng., Internal QP for First Majestic, a Qualified Person, as that term is defined in NI 43-101

(6) Silver-equivalent grade (Ag-Eq) is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract.

 (a) The Ag-Eq grade formula used was:

 Ag-Eq Grade = Ag Grade + Au Grade * (Au Recovery * Au Payable * Au Price) / (Ag Recovery * Ag Payable * Ag Price).

 (b) Metal prices considered for Mineral Reserves estimates were $22.5/oz Ag and $1,850/oz Au.

 (c) Other key assumptions and parameters include: Metallurgical recoveries of 94.1% for silver, 96.1% for gold; metal payable of 99.95% for silver and for gold; direct mining costs of $63.48/t for Longhole and $79.64/t for Cut and Fill, processing costs of $38.48/t mill feed, indirect and G&A costs of $59.09/t and sustaining costs of $35.65/t for Longhole and Cut and Fill.

(7) A two-step constraining approach has been implemented to estimate reserves for each mining method in use: A General Cut-Off Grade (GC) was used to delimit new mining areas that will require development of access, infrastructure and all sustaining costs. A second Incremental Cut-Off Grade (IC) was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs but excludes the access development assumed to be covered by the block above the GC grade.

(8) Modifying factors for conversion of resources to reserves include consideration for planned dilution due to geometric aspects of the designed stopes and economic zones, and additional dilution consideration due to unplanned events, materials handling and other operating aspects. Mineable shapes were used as geometric constraints.

(9) Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Metal prices and costs expressed in USD.

(10) Numbers have been rounded as required by reporting guidelines. Totals may not sum due to rounding.

The Company is not aware of any known mining, metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral reserve estimates, other than discussed herein.

Mining Operations

The San Dimas mine includes five underground gold and silver mining areas: West Block (San Antonio mine), Sinaloa Graben Block (Graben Block), Central Block, Tayoltita Block, and the Arana Hanging-wall Block (Santa Rita mine).

Mining activities are conducted by First Majestic and contractor personnel. Two mining methods are currently in use at San Dimas: Cut-and-Fill, and Longhole Stoping.

Cut-and-fill is carried out by either jumbo or jackleg drills, whereas longhole is carried out with pneumatic and electro-hydraulic drills. Primary access is provided by adits and internal ramps.

Ground conditions throughout most of the San Dimas underground workings are considered good. Bolting is used systematically in the main haulage ramps, drifts, and underground infrastructure. For those sectors that present unfavorable rock quality, shotcrete, mesh and/or steel arches are used.

Groundwater inflow has not been a significant concern in the San Dimas mine area.

Processing and Recovery Operations

The processing plant at San Dimas has been successfully operating for several years and continuously achieves high levels of recoveries for silver and gold. The process is based on cyanide tank leaching and Merrill-Crowe of ground plant-feed to produce silver/gold doré bars. The installed plant capacity is for 3,000 tonnes per day. However, the current throughput levels are around 2,300 tonnes per day.

The San Dimas processing plant is built as a single train with the crushing area split from the remaining areas and connected through a belt conveyor to transfer the crushed product from the screening underflow to the fine-ore bins. The remaining areas are the following: grinding circuits, leach tanks, CCD tanks, Merrill-Crowe, smelting and tailings filtration and stacking.

Infrastructure, Permitting and Compliance Activities

The infrastructure in San Dimas fully supports current mining and mineral processing activities, with part of its facilities located in the town of Tayoltita.

Most of the personnel and light supplies for the San Dimas mine arrive on First Majestic's regular flights from Mazatlán and Durango. Heavy equipment and main supplies are brought by road from Durango and Mazatlán.

The main infrastructure of San Dimas consists of access roads, the San Dimas mines, crushing and processing facilities known as the Tayoltita mill, the Tayoltita/Cupias tailings facilities, an assays laboratory, offices and staff camp, the Las Truchas hydro-electric generation facilities, a diesel-powered emergency generation plant, a local airport and infrastructure supporting the inhabitants of the Tayoltita townsite including a local clinic, schools and sport facilities.

Electrical power is provided by a combination of First Majestic’s own hydroelectric generation system (Las Truchas) and the Federal Power Commission supply system (“CFE”).  First Majestic operates the hydroelectric generation plant, which is interconnected with the CFE power grid, and a series of back-up diesel generators for emergencies.  During 2023, Las Truchas contributed approximately 37% of the site’s energy requirements, a reduction from prior years due to lower water availability as a result of drier weather conditions at San Dimas during the year which affected the ability of Las Truchas to generate power.

The source of water for industrial use comes partly from mine dewatering stations but mainly from the recycled filtered-tailings water after it has been treated, the balance is sourced from the Santa Rita well which fills from the Piaxtla River. About 80% of the water required for processing activities is being treated and recycled.

Drinking water is supplied by First Majestic to the town of Tayoltita from an underground thermal spring located at the Santa Rita mine.

San Dimas holds all major environmental permits and licenses required by the Mexican authorities to carry out mineral extracting activities in the mining complex. The main environmental permit is the environmental license "Licencia Ambiental Unica" under which the mine operates its industrial facilities in accordance with the Mexican environmental protection laws administered by the Mexican environmental authorities, the Ministry of Environment and Natural Resources ("SEMARNAT") as the agency in charge of environment and natural resources. The most recent update to the main environmental permit was approved in July 2019.

The San Dimas mine has implemented the First Majestic Environmental Management System ("EMS"), which supports the implementation of environmental policy and is applied to standardize tasks and strengthen a culture focused on minimizing environmental impacts. The EMS is based on the requirements of the international standard ISO 14001:2015 and the requirements to obtain the Certificate of Clean Industry, issued by SEMARNAT, through the Federal Attorney for Environmental Protection in Mexico ("PROFEPA"). The EMS includes an annual compliance program to review all environmental obligations.

In May 2018, the San Dimas mine received the Clean Industry Certification for improvements to its environmental management practices at the mine.

In February 2023, for the twelfth consecutive year, the San Dimas mine was awarded the Socially Responsible Company ("ESR") designation by the Mexican Center for Philanthropy ("CEMEFI").

Environmental liabilities for the operation are typical of those that would be expected to be associated with an operating underground precious metals mine, including the future closure and reclamation of mine portals and ventilation infrastructure, access roads, processing facilities, power lines, filtered tailings deposits and all surface infrastructure that supports the operations. Other potential liabilities include industrial water management, petroleum spills and carbon emissions from mobile equipment. The reclamation work carried out at San Dimas in 2023 includes continued conforming of terraces in the filtered tailings deposits in accordance with the design.

Capital and Operating Costs

The LOM plan includes estimates for sustaining capital expenditures for the planned mining and processing activities.

Sustaining capital expenditures will mostly be allocated for on-going development in waste, infill drilling, mine equipment rebuilding, equipment overhauls or replacements, plant maintenance and on-going refurbishing, and for tailings management facilities expansion as needed. Table 10 presents the summary of the sustaining capital expenditures.

Table 10: San Dimas Mining Capital Costs Summary (Sustaining Capital)

Type	Total	2024	2025	2026	2027	2028
Mine Development	$63.7	$14.7	$16.2	$17.7	$15.1	$0
Property, Plant & Equipment	$43	$6.6	$7.3	$7.3	$20	$1.8
Other Sustaining Costs	$6.3	$1.4	$1.5	$1.5	$1.5	$0.4
Total Sustaining Capital Costs	$113	$22.7	$25	$26.5	$36.6	$2.2
Near Mine Exploration	$27.9	$9.5	$6.0	$6.0	$5.6	$0.8
Total Capital Costs	$140.9	$32.2	$31.0	$32.5	$42.2	$3.0

Operating costs for San Dimas have been estimated for the underground mining, processing costs, operation’s indirect, and general and administrative costs. First Majestic currently estimates operating costs at an average of $166.45 per tonne of ore processed based on current and projected costs. Operating costs are presented as a weighted average based on mining method.

Table 11: San Dimas Operating Costs

Type	$/tonne milled
Mining Cost	$65.73
Processing Cost	$38.48
Indirect Costs	$59.09
Total Production Cost	$163.3
Selling Cost	$3.12
Total Cash Cost	$166.45

Exploration, Development and Production

The following general annual exploration drill programs are executed:

  65,000 metre near mine underground drill program,
  20,000 metre brownfield underground drill program,
  10,000 metre brownfield surface drill programs on multiple prospects.

This amount of drilling is expected to continue on an annual basis while production continues but amounts required are reviewed annually. In addition, an annual prospect generation program consisting of prospecting, soil and rock geochemical surveys, mapping, or geophysical surveys is conducted.

In 2023, the Company continued operating the Jessica vein, the Regina vein, the Victoria vein, and the Perez vein among other veins.  During 2023, 875,345 tonnes of mineralized material were processed with an average grade of 240 g/t Ag and 2.85 g/t Au.

Development continues in the San Dimas mine preparing extraction levels in the Perez vein and new extraction areas in the West and the Sinaloa/Graben blocks.

Santa Elena Silver/Gold Mine, Sonora State, Mexico

The following information on the Santa Elena Silver/Gold Mine ("Santa Elena mine") is based on a Technical Report prepared in accordance with NI 43‐101 and titled "First Majestic Silver Corp. Santa Elena Silver/Gold Mine Sonora, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" with effective date of June 30, 2021 (the "Santa Elena Technical Report").  Reference should be made to the full text of the Santa Elena Technical Report which is available for review on SEDAR+ at www.sedarplus.ca.

Property Description, Location and Access

The Santa Elena mine is an actively producing underground gold and silver mining complex owned and operated by the Company's wholly owned indirect subsidiary, Nusantara de México, S.A. de C.V. ("Nusantara"). The property is in Sonora, México, approximately 150 kilometres northeast of the state capital city of Hermosillo and seven kilometres east of the community of Banámichi. The property is centered on latitude 30°01.3'N and longitude 110°09.5'W.

The Santa Elena mine can be easily accessed year-round by paved highways 90 km east from Hermosillo to Ures, then 50 km north along a paved secondary road to the community of Banámichi, then by a well-maintained gravel road for seven kilometres to the mine site. The Ermitaño mine can be accessed by a 5 kilometres gravel road from the Santa Elena mine.

In 2015, First Majestic completed the acquisition of SilverCrest Mines Inc., the then-owner of Nusantara and the Santa Elena mine. In 2017, First Majestic expanded the Santa Elena property by purchasing a royalty-free 100% interest in the El Gachi property from Santacruz Silver Mining Ltd. First Majestic expanded the Santa Elena property again in 2018 by completing the acquisition of a 100% interest in the Ermitaño and Cumobabi properties from Evrim Resource Corp (Evrim). Upon completion of the exercise, Evrim retained a 2% net smelter return (NSR) royalty from the sale of mineral products extracted from the Ermitaño property and retained a 1.5% NSR from the sale of mineral products extracted from the Cumobabi property. In addition, there is an underlying NSR royalty where Mining Royalties Mexico, S.A de C.V. retains a 2% NSR from the sale of mineral products extracted from the Ermitaño and Cumobabi properties. In December 2020, First Majestic completed all option payments and work commitments, and acquired 100% interests in the Los Hernandez property from Pan American Silver Corp. Upon completion of the exercise, Pan American Silver Corp retained a 2.5% NSR from the sale of mineral products derived from the Los Hernandez property. The Santa Elena mine complex currently consists of 32 individual concessions covering 102,172 hectares and four concessions applications in process which cover 72 hectares, for a total of 102,244 hectares.

First Majestic is party to a purchase (streaming) agreement with Sandstorm Gold Ltd. (“Sandstorm”). Sandstorm invested $12 million in May 2009 and an additional $10.0 million in March 2014 which entitles Sandstorm to receive 20% of the gold production from the leach pad and a designated area of the Santa Elena mine in exchange for ongoing payments equal to the lesser of $473/oz Au (as of December 31, 2023) and the prevailing market price for each gold ounce delivered under the agreement.

Surface rights in the area of the mining concessions are held both privately and through group ownership either as communal or Ejido lands.  First Majestic has agreements in place regarding surface rights with Bienes Comunales de Banámichi, Mr. Francisco Maldonado, Dabafa S.P.R. de R.L., Ejido Banámichi, and the Community of Banámichi.  As of December 2023, all obligations were met for these agreements.

Santa Elena holds the necessary permits to operate, such as the Environmental License, water rights concessions, and federal land occupation concessions.

History

London-based Consolidated Goldfields of Mexico Limited owned and operated the Santa Elena mine in the late 19th century and mined from surface and underground until around 1910. There is no indication of any further significant mining or exploration at Santa Elena until Industrias Peñoles S.A de C.V. drilled two or three holes on the property in the 1960s. During the early 1980s, Tungsteno de Baviacora ("Tungsteno") owned the property and mined 45,000 tones grading 3.5 g/t Au and 60 g/t Ag from an open cut. Tungsteno periodically surface mined high silica/low fluorine material from Santa Elena.

The property remained under control of Tungsteno until 2009, when SilverCrest Mines Inc. ("SilverCrest") acquired 100% of the Santa Elena property. SilverCrest commenced production from the Santa Elena open pit in October 2010 and by year end 2014 had produced 3.7 Mt at an average grade of 53 g/t Ag and 1.47 g/t Au and in 2015 was producing gold and silver by processing 3,000 tpd of mineralized material from open pit, and underground mining, and reprocessing previously heap-leached material.

First Majestic acquired the Santa Elena property in October 2015 and by year end 2023 has produced 3.9Mt at 120g/t Ag and 2.06g/t Au from underground, plus 1.5Mt of ore from Ermitaño with 55 g/t Ag and 4.40 g/t Au and has reprocessed 2.5 Mt at 40 g/t Ag and 0.68 g/t Au from the leach pad. The 2013 to 2023 production history is presented in Figures 3 & 4 below.

Figure 3. 2013 to 2023 Santa Elena District mine and silver production.

Figure 4. 2013 to 2023 Santa Elena District mine and gold production.

Geological Setting, Mineralization and Deposit Types

The Santa Elena deposits are hosted in rocks of the Sierra Madre Occidental ("SMO"), an igneous province that extends from the USA-Mexican border south to Guadalajara, Mexico. The SMO geological province consists of Late Cretaceous to early Miocene volcanic and sedimentary rocks that formed during two main periods of continental magmatic activity. The first period, concurrent with the Laramide orogeny, produced an intermediate intrusive suite and its volcanic counterpart. These rocks, named the Lower Volcanic Complex ("LVC"), include the Late Cretaceous to Paleocene volcanic succession of the Tarahumara Formation and are intruded by the Sonora batholiths. In the late Eocene, volcanism became dominated by rhyolitic ignimbrites. Extensional basins and associated continental sedimentary deposits formed between 27 Ma and 15 Ma in a north-northwest-trending belt along the western half of the SMO.

Many significant porphyry deposits of the SMO occur in the LVC rocks. Northwest-trending fault zones associated with early Eocene east-west directed extension, appear to control epithermal mineralization in the Sonora region. The Santa Elena Main Vein and the Ermitaño Vein have orientations similar to this extensional trend.

The Santa Elena and the Ermitaño deposits are the most significant zones of gold and silver mineralization currently known within the Santa Elena property.

Drilling at the Santa Elena mine has delineated three primary structures occupied by veins. The Main Vein strikes east, dips approximately 55-45° south and is delineated 1,950 m along strike and 750 m down dip. The Alejandra and America Veins are splay of the Main Vein and strike east to east-southeast and dip steeply to the south. Andesite and granodiorite dykes occur adjacent and sub-parallel to the Main Vein.

Drilling at the Ermitaño mine has delineated one primary vein, one secondary vein and several sub-parallel tertiary veins. The Ermitaño Vein strikes east, dips 60° to 80° north, and is delineated 1,800 m along strike and 550 m down dip. The vein is best developed where the structure cuts the older, brittle volcanic rocks.

The mineral deposits of Santa Elena are typical of low sulphidation gold and silver epithermal vein-hosted deposits. Silver and gold mineralization is hosted in quartz veins and stockworks displaying typical epithermal textures, including banded, crustiform and vuggy quartz, bladed calcite (pseudomorph to quartz) and hydrothermal breccia. Sulphide abundance is generally low within the veins and are dominantly pyrite and pyrrhotite with minor galena, sphalerite, and chalcopyrite. Gold occurs typically as native gold, electrum, and silver occurs as electrum, minor acanthite, and argentite.

Exploration

There have been several surface and airborne exploration surveys and studies completed within the Santa Elena mineral concessions since 2006, including prospecting, mapping, rock and soil geochemical sampling, petrographic and spectrographic studies, magnetic, electromagnetic, and induced polarization surveys. Most of this work has focused on the Santa Elena and Ermitaño mine areas. The regional satellite and airborne surveys have been useful for developing a conceptual geological framework and local mapping and geochemical soil and rock sampling have been useful for identifying prospective drill targets.

Drilling remains the best and most widely used exploration tool within the Santa Elena property.

Drilling

Between 2006 and year-end 2023, more than 225,000m have been drilled at the Santa Elena mine.

Between 2016 and year-end 2023, more than 146,000m have been drilled at the Ermitaño mine.

Between 2011 and year-end 2023, more than 61,000m have been drilled in multiple regional target areas.

During 2023 a total of approximately 48,000m were drilled.

Sampling Analysis and Data Verification

The Santa Elena and Ermitaño Mineral Resource estimates are based on logging and sampling of NQ and HQ diameter core and underground channel samples. The entire length of drill core is photographed and logged for lithology, mineralization, structure, and alteration. Core recovery, rock quality designation (RQD) and specific gravity measurements are also collected. Sampling intervals respect lithology and mineralization boundaries. The core is sawn in half for sampling. Channel samples are collected within a 20 cm wide swath along the line using a hammer and hand chisel and are collected on a tarpaulin and then bagged.

Sample quality control is monitored using CRMs, blanks, and quarter-core field duplicates, coarse reject duplicates, and pulp duplicates. Coarse reject and pulp samples are prepared and inserted by the primary laboratory during sample preparation. Pulp duplicates are also periodically submitted to a secondary laboratory to assess between-laboratory bias.

Before 2016, samples were dispatched to ALS in Hermosillo or Chihuahua, Mexico and Bureau Veritas in Hermosillo, Mexico. From 2016 to 2021, samples from Ermitaño surface drill holes were dispatched to SGS in Durango or Hermosillo, Mexico. From 2016 to 2021, samples from the Santa Elena mine underground drill holes were dispatched to First Majestic's Central Laboratory in Jose La Parrilla, Durango, Mexico which relocated at Santa Elena mine, and to SGS in Durango or Hermosillo, Mexico. Underground channel samples and underground drill hole samples from Ermitaño were sent to the Santa Elena Laboratory.  ALS and SGS laboratories are independent of First Majestic. ALS received ISO 9001 certification in 2005 and received accreditation of ISO/IEC 17025 from Standards Council of Canada in 2005 and 2020. The SGS laboratories conform to the ISO/IEC 17025 standard and most regional facilities have been ISO 9001 certified since 2008. First Majestic's Central Laboratory is not independent of First Majestic. The Central Laboratory received ISO 9001 accreditation in mid-2015 and 2017, and the Santa Elena laboratory received ISO 9001:2015 accreditation in September 2021. In September 2023, Santa Elena Laboratory was incorporated under Central Laboratory management. Since September 2023, all core samples are sent to Central Laboratory.

At SGS samples are dried crushed and pulverized and then analyzed for 34 elements using aqua regia digestion with an inductively-coupled plasma ("ICP") atomic emission spectroscopy finish. Samples are also analyzed for silver by three-acid digestion with an atomic absorption spectroscopy finish ("AAS"). Samples returning greater than 300 g/t or 100 g/t Ag are reanalyzed for silver by 30 g fire assay with a gravimetric method. Gold is analyzed by a 30 g fire assay with an AAS finish and samples returning >10 g/t Au are reanalyzed for gold by a 30 g fire assay with a gravimetric finish.

At the First Majestic Central Laboratory samples are dried crushed and pulverized and then analyzed for 34 elements by two-acid digestion with an ICP finish. All samples are also analyzed for silver by three-acid digestion with AAS finish. Samples returning greater than 200 g/t Ag are reanalyzed for silver by a 30 g fire assay with a gravimetric finish. Gold is analyzed by two-acid digestion with an AAS finish. Samples returning >10 g/t Au are reanalyzed for gold by a 30 g fire assay with a gravimetric finish.

At the Santa Elena Laboratory samples were dried crushed and pulverized and then analyzed for silver by a 30 g fire assay gravimetric finish. Gold is analyzed by a 30 g fire assay AA finish. Samples with gold values >10 g/t Au are analyzed by a 30 g fire assay gravimetric method. The assay laboratory in Santa Elena mine has been certified under the ISO 9001:2015 standard, enabling a quality management framework that facilitates consistent quality results and continuous improvement to achieve the best industry practices.

Data verification included data entry error checks, visual inspections of important data, and a review of QA/QC assay results for data collected between 2012 and December 2023 from the Ermitaño, Alejandra, America, Santa Elena Main, and Tortugas veins (the verification dataset). Several site visits were also completed as part of the data verification process at which time drilling, logging, and sampling procedures were observed and cross sections as, core photos, core logs, and QA/QC reports were reviewed. No significant transcription errors or grade accuracy from assessed certified standards and contamination issues were observed. The gold bias assessment between Central Laboratory and check laboratories (SGS and ALS) indicates a negative marginal 10% bias for the Central Laboratory for results ranging between 3 g/t to 8 g/t (original Central Laboratory assay results were lower than check assay). This bias can be explained by different AAS methodology used at Central Laboratory. Central Laboratory is currently reviewing the AAS procedure and applying necessary corrective actions.

Mineral Processing and Metallurgical Testing

Santa Elena is an operating mine and the metallurgical test-work data supporting the initial plant design has been proven and reinforced by plant operating results through the years of operation, combined with more recent metallurgical studies.

Metallurgical testing along with mineralogical investigation is periodically performed, and the plant is continually running tests to optimize metal recoveries and operating costs. Composite samples are analyzed monthly to determine the metallurgic behaviour of the mineralized material fed into the processing plant. The metallurgical testing is carried out by the Central Laboratory at Santa Elena.

Typical metal recoveries for the Santa Elena mineralized material ranged from 91% to 94% for silver and 94% to 97% for gold from the combination of run-of-mine (ROM) production from the underground mine and the leach pad material.

During 2023 metallurgical recoveries for the Ermitaño mineralized material ranged from 45% to 74% for silver and 88% to 97% for gold. Throughout 2023, performance of the new Tailings Press Filter and additional equipment that was commissioned in Q4 2022 improved resulting in reduced moisture content in the tailings and finer grinding. These improved metallurgical recoveries of silver and gold, resulted in increased throughputs quarter on quarter, and reduced rehandling costs of stacking the tailing within the tailing storage facility.

Due to the high purity of the Santa Elena and Ermitaño doré (>95% silver and gold), no penalties are applied by the refineries for the presence of heavy metals.

Summary of Mineral Resource and Mineral Reserve Estimates

The block model Mineral Resource estimates for the Santa Elena and Ermitaño deposits are based on the current database of exploration drill holes and production channel samples, the underground level geological mapping, the geological interpretation and model, as well as surface topography and underground mining excavation wireframes. Geostatistical analysis, analysis of semi-variograms, block model resource estimation, and validation of the model blocks were completed.

The drill hole and channel composite samples were evaluated for high-grade outliers and those outliers were capped to values considered appropriate for estimation. Capping of composite sample values was limited to a select few extreme values. Outlier restriction was also used to restrict the influence of high-grade samples.

The dominant gold and silver mineralization trends were identified based on the 3D numeric models for the metal in each domain. To establish the metal grade continuity within the domains, model variograms for composite values were developed along the trends identified, and the nugget values were established from downhole variograms.

Bulk density was derived from SG measurements. Bulk density for the resource domains was either estimated into the block models from the SG data or the mean SG value was assigned.

Block grades were estimated by either inverse distance squared (ID2) or ordinary kriging (OK). The method chosen in each case considered the characteristics of the domain, data spacing, variogram quality, and which method produced the best representation of grade continuity.

All channel samples that were used during construction of the geological models were reviewed. Only those channels that completely cross the mineralized deposit were used during grade estimation.

The grade estimation was completed in two successive passes if channel samples were used. The first pass used all composites, including channel samples, and only estimated blocks within a restricted short distance from the channel samples. The second pass applied less restrictive criteria using drill hole composites only. If only drill hole composites were used, the estimation was often completed with a single pass.

The Mineral Resources were classified into Measured, Indicated, or Inferred categories based on the confidence in the geological interpretation and models, the confidence in the continuity of metal grades, the sample support for the estimation and reliability of the sample data, and on the presence of underground mining development providing detailed mapping and production channel sample support. Plan to Mine Claim reconciliation has shown estimation performance within industry-expected ranges.

The Mineral Resource estimates for Santa Elena and Ermitaño are summarized in Table 12 and Table 13 using the NSR cut-off value appropriate for the mining method assigned to each domain. Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves and have an effective date of December 31, 2023, except for the Leach Pad estimate, which has an effective date of March 11, 2024. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. From December 31, 2022 to December 31, 2023, the Measured and Indicated Mineral Resource estimates for Santa Elena were unchanged in terms of tonnage, increased 4% in terms of silver metal content and decreased 7% in terms of gold metal content. The Inferred Mineral Resource estimates decreased 11% in terms of tonnage, decreased 15% in terms of silver metal content and decreased 29% in terms of gold metal content. The changes to Measured and Indicated Resource estimates are primarily related to mining depletion, partially offset by exploration infill drilling to convert Inferred Resource estimates to Measured and Indicated Resource estimates.

Table 12: Santa Elena Mineral Resource Estimates, Measured and Indicated Category

Effective Date December 31, 2023

Category / Area	Mineral Type	Tonnage	Grades			Metal Content
		ktonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

Measured Main Vein	Sulphides	228	99	1.38	214	730	10	1,570
Measured Alejandras	Sulphides	97	212	2.41	412	660	8	1,290
Measured America	Sulphides	61	255	1.85	409	500	4	800
Measured Ermitaño	Sulphides	612	81	4.38	613	1,600	86	12,060
Total Measured (UG)	Sulphides	999	109	3.35	490	3,490	108	15,720

Indicated Main Vein	Sulphides	743	96	1.35	208	2,290	32	4,960
Indicated Alejandras	Sulphides	350	201	1.68	340	2,260	19	3,830
Indicated America	Sulphides	185	378	1.21	479	2,250	7	2,840
Indicated Tortugas	Sulphides	81	132	3.03	384	340	8	1,000
Indicated other narrow veins	Sulphides	26	136	2.03	305	110	2	250
Indicated Ermitano	Sulphides	2,278	72	3.46	492	5,250	254	36,040
Indicated Aitana	Sulphides	29	19	2.04	266	20	2	250
Leah Pad, Indicated	Oxides Spent Ore	337	25	0.39	64	270	4	690
Total Indicated (UG and LeachPad	All Mineral Types	4,027	99	2.53	385	12,790	328	49,860

Total Measured + Indicated (UG+Pad)	All Mineral Types	5,026	101	2.69	406	16,280	435	65,590

Table 13: Santa Elena Mineral Resource Estimates, Inferred Category

Effective Date December 31, 2023

Category / Area	Mineral Type	Tonnage	Grades			Metal Content
		ktonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

Inferred Main Vein	Sulphides	233	69	1.19	168	520	9	1,260
Inferred Alejandras	Sulphides	450	178	1.57	308	2,570	23	4,460
Inferred America	Sulphides	114	253	0.83	322	930	3	1,180
Inferred Tortugas	Sulphides	2	140	3.14	401	10	0	30
Inferred other narrow veins	Sulphides	162	150	2.23	335	780	12	1,750
Silvana, Inferred	Sulphides	378	112	1.66	249	1,360	20	3,030
Inferred Ermitano	Sulphides	1,349	49	2.30	328	2,120	100	14,250
Inferred Aitana	Sulphides	221	45	2.10	300	320	15	2,130
Inferred Soledad	Sulphides	479	119	2.55	428	1,840	39	6,600
Inferred (Leach Pad)	Oxides Spent Ore	50	35	0.66	101	60	1	160
Inferred Total (UG and LeachPad)	All Mineral Types	3,439	95	2.01	315	10,500	222	34,840

1. Mineral Resource estimates are classified in accordance with the 2014 CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

2. The Mineral Resource estimates are based on internal estimates prepared as of December 31, 2023, except for the Santa Elena Leach pad estimate, which has an effective date of March 11, 2024.

3. The Mineral Resource estimates were prepared under the supervision of, or were reviewed by, David Rowe, CPG, Internal QP for First Majestic, a Qualified Person, as that term is defined in NI 43-101.

4. Silver-equivalent grade is estimated considering metal price assumptions, metallurgical recovery, and the metal payable terms.

5. Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

6. Metal prices used in the Mineral Resources estimates were $24.5/oz Ag and $2000/oz Au.

7. Metallurgical recovery was 92.6% for silver and 94.3% for gold for Santa Elena and 62.8% for silver and 90.9% for gold for the heap leach pad. For Ermitaño, the metallurgical recovery used was 63.9% for silver and 95% for gold.

8. Metal payable used was 99.9% for silver and 99.8% gold.

9. The NSR cut-off values used to constrain the Santa Elena Mineral Resource estimates were $90 for cut and fill and $80 for long hole stoping and $12 for the heap leach pad. The NSR cut-off value used to constrain Mineral Resources for Ermitaño was $90.

10. Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces.

11. Totals may not add up due to rounding.

12. Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Risk factors that could materially impact the Mineral Resource estimates include: metal price and exchange rate assumptions; changes to the assumptions used to generate the silver-equivalent grade cut-off grade; changes in the interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; changes to geotechnical, mining, and metallurgical recovery assumptions; changes to the assumptions related to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate. The production channel sampling method has some risk of non-representative sampling that could result in poor precision and accuracy.

The Mineral Reserves estimation process consists of converting Mineral Resources into Mineral Reserves by identifying material that exceeds the mining cut-off grades while conforming to specified geometrical constraints determined by the applicable mining method and applying modifying factors such as mining dilution and mining recovery factors. If the Mineral Resources comply with the previous constraints, Measured Resources could be converted to Proven Reserves and Indicated Resources could be converted to Probable Reserves, and, in some instances, Measured Resources could be converted to Probable Reserves if any or more of the modifying factors reduces the confidence of the estimates.

The Mineral Reserves for the Santa Elena mine are presented in Table 14.

Table 14: Santa Elena Mineral Reserves Estimates (Effective Date December 31, 2023)

Category / Area	Mineral Type	Tonnage	Grades			Metal Content
		k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

Proven Ermitaño (UG)	Sulphides	590	78	3.87	548	1,473	73	10,386
Proven Alejandras (UG)	Sulphides	64	155	1.74	299	317	4	613
Proven Main Vein (UG)	Sulphides	82	110	1.50	234	287	4	615
Proven America (UG)	Sulphides	18	220	1.00	303	131	1	180
Total Proven	Sulphides	754	91	3.36	487	2,208	82	11,794

Probable Ermitaño (UG)	Sulphides	2,086	65	2.87	414	4,367	193	27,774
Probable Alejandras (UG)	Sulphides	262	135	1.05	222	1,132	9	1,868
Probable Main Vein (UG)	Sulphides	242	109	1.63	245	847	13	1,902
Probable America (UG)	Sulphides	120	385	0.66	440	1,489	3	1,700
Probable Tortuga (UG)	Sulphides	55	96	2.43	298	169	4	526
Probable (PAD)	Oxides Spent Ore	325	25	0.39	65	266	4	677
Total Probable	Oxides + Sulphides	3,090	83	2.27	347	8,270	225	34,447

P&P Ermitaño (UG)	Sulphides	2,676	68	3.09	444	5,841	266	38,160
P&P Alejandras (UG)	Sulphides	325	139	1.19	237	1,449	12	2,480
P&P Main Vein (UG)	Sulphides	323	109	1.60	242	1,134	17	2,517
P&P America (UG)	Sulphides	139	363	0.71	422	1,619	3	1,881
P&P Tortuga (UG)	Sulphides	55	96	2.43	298	169	4	526
P&P (PAD)	Oxides Spent Ore	325	25	0.39	65	266	4	677
Total Proven & Probable	Oxides + Sulphides	3,843	85	2.48	374	10,478	307	46,241

(1) Mineral Reserves have been classified in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) The Mineral Reserves statement provided in the table above is based on internal estimates prepared as of December 31, 2023. The Reserve estimates were prepared under the supervision of, or were reviewed by, Brian Boutilier, P.Eng., Internal QP for First Majestic, a Qualified Person, as that term is defined in NI 43-101.

(3) The Mineral Reserves were estimated from the Measured and Indicated portions of the Mineral Resource estimate. Inferred Mineral Resources were not considered to be converted into Mineral Reserves.

(4) Silver-equivalent grade (Ag-Eq) is provided as a reference and is estimated based on metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract.

a) The Ag-Eq grade formula used was:

Ag-Eq Grade = Ag Grade + Au Grade * (Au Recovery * Au Payable * Au Price) / (Ag Recovery * Ag Payable * Ag Price).

b) Metal prices considered for Mineral Reserves estimates were $22.5/oz Ag and $1850/oz Au.

c) Other key assumptions and parameters include: Metallurgical recoveries of 63.9% for silver, 95.0% for gold for the Ermitano ore and; 92.6% for silver and 94.3% for gold for the Santa Elena ore; metal payable of 99.85% for silver and 99.80% for gold; direct mining costs of $32.71/t in Ermitano and $47.28/t in Santa Elena, processing costs of $41.76/t mill feed for the Ermitano ore and $40.55/t for the Santa Elena ore, and general and administration (indirect costs) of $20.93/t for Santa Elena and $22.28/t for Ermitano.

(5) A two-step constraining approach was implemented to estimate reserves for each mining method in use: a general cut-off grade was used to delimit new mining areas that will require development of access, infrastructure and all sustaining costs. A second incremental cut-off grade was considered to include adjacent mineralized material which has a recoverable value that pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs but excludes the access development assumed to be covered by the block above the general cut-off grade.

(6) Modifying factors for conversion of resources to reserves include consideration of planned dilution due to geometric aspects of the designed stopes and economic zones, and additional dilution consideration due to unplanned events, materials handling and other operating aspects. Mineable shapes were used as geometric constraints.

(7) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces. Metal prices and costs expressed in USD.

(8) Numbers have been rounded as required by reporting guidelines. Totals may not sum due to rounding.

Factors which may materially affect the Mineral Reserve estimates for the Santa Elena mine include fluctuations in commodity prices and exchange rates assumptions used; material changes in the underground stability due to geotechnical conditions that may increase unplanned dilution and mining loss; unexpected variations in equipment productivity; material reduction of the capacity to process the mineralized material at the planned throughput and unexpected reduction of the metallurgical recoveries; higher than anticipated geological variability; cost escalation due to external factors; changes in the taxation considerations; the ability to maintain constant access to all working areas; changes to the assumed permitting and regulatory environment under which the mine plan was developed; the ability to maintain mining concessions and/or surface rights; the ability to renew agreements with the different surface owners in Santa Elena; and the ability to obtain and maintain social and environmental license to operate.

The Company is not aware of any known mining, metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral reserve estimates, other than discussed in the 2021 Santa Elena Technical Report.

Mining Operations

The Santa Elena Mine operation consists of the Santa Elena and Ermitaño underground mines. Mining activities are conducted by First Majestic and contractor personnel. In December 2022 active mining operations at the Santa Elena mine were temporarily suspended and all mining was concentrated on the Ermitano mine for 2023 as exploration activities continued in both mines.

The Santa Elena and the Ermitaño deposits vary in dip, thickness, and geotechnical conditions along strike and dip. Multiple mining methods are required to achieve an efficient extraction of mineralized material at site. Three well-established methods were selected for mining extraction at Santa Elena: Longitudinal longhole stoping, Modified Avoca, and Cut-and-fill. The Modified Avoca mining method was selected for the Ermitaño project.

Ground conditions throughout most of the Santa Elena underground workings are considered good. Bolting is used systematically in the main haulage ramps, drifts, and underground infrastructure. For those sectors that have poorer rock quality, shotcrete, mesh and/or steel arches are used.

Groundwater inflow has been increasing at depth in the Santa Elena Mine. Dewatering systems consist of main and auxiliary pumps in place in each of the active mine areas. Groundwater inflows in Ermitaño increased when the workings reached the 760 metres above sea level (masl) elevation. A new permanent mine dewatering system was installed in Ermitano in 2023.

The ventilation system consists of a forced air intake system through two main fans located on surface. These fans generate the necessary pressure change for return air to exhaust through the portals and ventilation raises. The ventilation system in Ermitaño is using a pull system with fresh air being drawn through the main twin ramps, as well as the planned Western Access ramp. Spent air is exhausted out of the three vent raises to surface at the centre and edges of planned underground operations.

Processing and Recovery Operations

The processing plant has been successfully operating for several years and has continuously improved silver and gold metallurgical recoveries. The process is based on cyanide tank leaching and Merrill-Crowe smelting of fine-ground ore to produce silver-gold doré bars.

The process plant is mostly built as a single train with the crushing area split from the remaining areas and connected through a belt conveyor to transfer the crushed product to the fine stockpiles. The current leaching plant includes a grinding ball mill, one Metso-Outotec HIG-Mill, leaching tanks, four counter-current decantation or washing tanks, a previously processed leach-pad, a high-capacity filter plant for dewatering tailings material, a belt-filter facility and a filtered-tailings storage facility ("FTSF").

There are significant differences between the mineralized material from Santa Elena and Ermitaño, in hardness and metallurgical performance at different grind sizes. The predominant feed in 2023 was Ermitaño ore. Throughput levels averaged 2,465 tpd in 2023. As the new filter plant reached commercial production, throughput increased quarter on quarter averaging 2,320 tpd in Q1, 2,430 tpd in Q2, 2,514 in Q3, and 2,596 in Q4. Q3 and Q4 performance exceeded the projected plant capacity of 2,500 tpd when processing Ermitaño mineralized material.

Infrastructure, Permitting and Compliance Activities

The existing infrastructure can support current and LOM plan mining and mineral processing activities.

Most of the operation's support facilities are located within a 1.5 km radius of the main plant area, facilitating the transportation and logistics of personnel, material, and equipment. Operations personnel are transported by passenger buses from nearby towns. All equipment, supplies and materials are brought in by road.

Most non-local staff and contractor personnel stay in rental homes available in the nearby towns of Banámichi, Huepac and Aconchi. There are multiple hotels available in the area for visitors.

The main infrastructure consists of roads, administrative offices, a first-aid station, warehouse, assay laboratory, diesel and natural gas power generation plants, maintenance shop, water storage tanks, and water supply tank.

The FTSF has 11 Mt of storage capacity, which at current throughput rates can support approximately 3.5 additional years of operation. The area where the previously processed leach pad was located provides an additional 1.5 years of operation at current throughput rates. The storage capacity of the Santa Elena FTSF and the leach-pad area is sufficient to support the LOM plan presented in the 2021 Santa Elena Technical Report. Geotechnical investigations and engineering studies are ongoing to prepare an extension to the current FTSF for future usage.

The electric power required for the Santa Elena mine operation and supporting infrastructure is generated on-site. In 2022 an expansion to the liquified natural gas ("LNG") power generation plant was completed and commissioned at site. This expanded plant has an installed capacity of 24MW, supporting the Ermitaño Mine and the new tailings filter-press plant, replacing the diesel generation at the property, significantly reducing greenhouse gas (GHG) emissions and reducing energy costs.

Industrial water is supplied mainly from the mine dewatering system. A licensed water-well is also equipped and regularly pumps water to an elevated tank for non-process uses.

The Santa Elena mine has implemented First Majestic's EMS, which supports the implementation of environmental policy and is applied to standardize tasks and strengthen a culture focused on minimizing environmental impacts. The EMS is based on the requirements of the international standard ISO 14001:2015 and the requirements to obtain the Certificate of Clean Industry, issued by the Mexican environmental authorities, SEMARNAT, through PROFEPA. The EMS includes an annual compliance program to review all environmental obligations.

Environmental and social studies are routinely performed to characterize existing conditions and to support the preparation of Risk Assessments and Accident Prevention Programs for the operation and are documented as part of the EMS.

Santa Elena is an operating mine, as such it holds all major environmental permits and licenses required by the Mexican authorities to carry out mineral extracting activities in the mining complex. The environmental permits that are in place authorize the various works and mining activities that are currently being carried out in the Santa Elena mine, in the surroundings of the site and in the Ermitaño Project.

The main environmental permit is the environmental license "Licencia Ambiental Unica" under which the mine operates its industrial facilities in accordance with the Mexican environmental protection laws administered by SEMARNAT as the agency in charge of environment and natural resources. The most recent update to the main environmental permit was approved in July 2018.

Other permits and authorizations include:

• Environmental risk study (ERA);

• Accident prevention program (PPA);

• Mining waste management plan;

• Environmental impact assessment for the Santa Elena mine, FTSF, and the Ermitaño project;

• Change of land use for the Santa Elena mine and the Ermitaño project;

• Industrial water and mine groundwater discharge;

• Power generation permits.

In 2017, the Santa Elena mine started the voluntary process to obtain the Clean Industry Certification, however, due to technical and budgetary constraints the process remains unfinished. The certification recognizes improvements in environmental management practices, regulatory compliance, and environmental performance. At the Report effective date, this program achieved significant progress including implementing a new water treatment system for mine dewatering; rainwater diversion works and a contact water pond for dry tailings management; carbon footprint reduction replacing diesel by LNG and installation of a new fire extinguisher system. The Certification program will be updated to incorporate the mine expansion and the Ermitaño Project. In February 2023 for the ninth consecutive year, Nusantara was awarded the ESR designation by the CEMEFI.

Environmental liabilities for the operation are typical of those that would be expected to be associated with an operating underground precious metals mine, including the future closure and reclamation of mine portals and ventilation infrastructure, mining waste deposits, access roads, processing facilities, power lines, filtered tailings and all surface infrastructure that supports the operations. Other potential liabilities include industrial water management, hydrocarbon spills and carbon emissions from mobile equipment. The reclamation work carried out at Santa Elena in 2023 includes the conforming of terraces in the filtered tailings deposits in accordance with the design, and relocation of flora (hydroseeding) and fauna in the Ermitano industrial zone and the access road.

Capital and Operating Costs

The LOM plan includes estimates for sustaining capital expenditures for the planned mining and processing activities.

Sustaining capital expenditures will mostly be allocated for on-going development in waste, infill drilling, mine equipment rebuilding, equipment overhauls or replacements, plant maintenance and on-going refurbishing, and for tailings management facilities expansion as needed. Table 15 presents the summary of the sustaining capital expenditures.

Table 15: Santa Elena Mining Capital Costs Summary (Sustaining Capital)

Type	Total	2024	2025	2026	2027	2028
Mine Development	$24.9	$8.1	$8.8	$8.0	$0	$0
Property, Plant & Equipment	$34	$6.2	$7.0	$10.2	$10.6	$0
Other Sustaining Costs	$3.5	$1.0	$1.1	$0.9	$0.5	$0
Total Sustaining Capital Costs	$62.4	$15.3	$16.9	$19.1	$11.1	$0
Near Mine Exploration	$24.5	$10.0	$8.0	$6.0	$0.5	$0
Total Capital Costs	$86.9	$25.3	$24.9	$25.1	$11.6	$0

Operating costs for Santa Elena have been estimated for the underground mining including delineation drilling, processing costs, operations indirect, and general and administrative costs. First Majestic currently estimates operating costs at an average of $104.3 per tonne of ore processed based on current and projected costs. Table 16 lists the operating costs per tonne milled. Operating costs are presented as a weighted average based on mining method.

Table 16: Santa Elena Operating Costs

Type	$/tonne milled
Mining Cost	$39.5
Processing Cost	$41.5
Indirect Costs	$22.0
Total Production Cost	$103.0
Selling Cost	$1.3
Total Cash Cost	$104.3

Exploration, Development and Production

The following general annual exploration drill programs are executed:

• 5,000m near-mine drill program at the Santa Elena mine

• 20,000m near-mine drill program at the Ermitaño project

• 20,000m brownfields surface drill program regionally.

This amount of drilling is expected to continue on an annual basis while production continues, amounts required will be reviewed annually. In addition, an annual prospect generation program consisting of prospecting, soil and rock geochemical surveys, mapping, or geophysical surveys is underway.

In 2023 the Company mined exclusively the Ermitano mine. No reprocessing of spent-ore material from the leach-pad was carried out in 2023. During 2023, 882,592 tonnes of mineralized material were processed with an average grade of 64 g/t Ag and3.77 g/t Au.

La Encantada Silver Mine, Coahuila State, Mexico

The following information on the La Encantada Silver Mine ("La Encantada mine") is based on a Technical Report prepared in accordance with NI 43‐101 and titled "First Majestic Silver Corp., La Encantada Silver Mine, Coahuila, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" with effective date of December 31, 2020 (the "2020 La Encantada Technical Report"). Reference should be made to the full text of the 2020 La Encantada Technical Report which is available for review on SEDAR+ at www.sedarplus.ca.

Project Description, Location and Access

La Encantada mine is an actively producing silver mining complex owned and operated by the Company's wholly owned indirect subsidiary, Minera La Encantada, S.A. de C.V. ("Minera La Encantada"). The property is in the municipality of Ocampo, State of Coahuila, Mexico, approximately 120 kilometres northwest of the city of Melchor Múzquiz, Coahuila and approximately 120 kilometres north of the town of Ocampo, Coahuila and is centered on latitude 28°21.5'N and longitude 102°33.5'W.

Access to La Encantada is primarily by charter airplane from Durango city (about two hours flying time), or from the city of Torreón, Coahuila (about 1:15 hours flying time). Minera La Encantada operates its own private airstrip at the La Encantada mine. Driving time from the city of Melchor Múzquiz is approximately 2.5 hours by asphalt road, about five hours from the town of Ocampo and about eight hours from the international airport in Torreón city. The mine can be accessed and operated all-year round.

The La Encantada property consist of 22 exploitation concessions covering 4,076 ha. All 22 concessions are currently in good standing and expire between 2030 and 2065. Minera La Encantada holds a 100 % royalty-free interest in its concessions.

Minera La Encantada owns surface rights covering 2,237 ha on the "Cañon del Regalado" properties. This surface covers access to the mining complex, mine portals, grinding mill and flotation plant (Plant No. 1), cyanidation plant (Plant No. 2), tailings management facilities, the mine camp, offices, and an airstrip. In 2011 the Tenochtitlán Ejido filed a lawsuit against Minera La Encantada in agrarian court claiming title to 1,097 hectares of the land owned by Minera La Encantada. The initial lawsuit was decided in favour of Minera La Encantada and was followed by a series of motions and appeals regarding judicial reviews of the subsequent rulings. In August 2021, Minera La Encantada and the Commisariat reached an agreement to settle the lawsuit; however, eight dissenting Ejido members launched a suit against the Agrarian Attorney's Office and the Commisariat to nullify the election of the members of the Commisariat. Judicial approval of the settlement agreement is pending resolution of the Dissenting Suit. Minera La Encantada also holds 19,114 ha of surface rights, "Cielo Norteño" or "Rancho El Granizo" property to the North-East of the mine covering an area with water rights. The remainder of the surface rights in the mining concession areas are held privately and through group ownership either as communal lands or Ejido lands.

Minera La Encantada has all necessary permits for current mining and processing operations, including an operating license for mining and mineral processing activities, a mine water use permit, an Environmental Impact Authorization ("EIA") for the La Encantada mine, processing plants and tailings management facilities, and a permit for power generation.

History

In 1967 Industrias Peñoles S.A.B. de C.V. ("Peñoles") and Tormex Industrias S.A. de C.V. established a joint venture partnership ("Minera La Encantada") to acquire and develop La Encantada. In July 2004, Peñoles awarded a contract to operate the La Encantada mine, including the processing plant and all mine infrastructure facilities, to the private Mexican company Desmin, S.A. de C.V ("Desmin"). Desmin operated the mine and processing plant until November 1, 2006, when First Majestic purchased all the outstanding shares of Desmin. Subsequently, First Majestic reached an agreement to acquire all the outstanding shares of Minera La Encantada from Peñoles.  First Majestic is now the sole owner of La Encantada and all its assets, including mineral rights, surface rights position, water rights, processing plants and ancillary facilities.

From November 2006 to June 2010 La Encantada operated a 1,000 tpd flotation plant. All production during this period from the flotation plant was in the form of a lead‐silver concentrate. In 2007 La Encantada commenced construction of a cyanidation plant with a capacity of 3,750 tpd, and in 2009 began producing precipitates and silver doré bars. Commercial production was achieved on April 1, 2010, and the flotation circuit was placed in care-and-maintenance in June 2010. During 2011 several modifications were made to the cyanidation plant increasing its capacity to 4,000 tpd. Since that time, the La Encantada operation has only produced doré bars.

During the period of 2010 to 2013, La Encantada reprocessed old tailings from the flotation circuit with approximately 1,000 tpd of ore feed from the underground mine for a combined throughput of 4,000 tpd. Starting in 2014, silver market economic conditions precluded the reprocessing of tailings, and only ore production from underground workings was fed to the mill and the cyanidation plant. In August 2014, La Encantada began a plant expansion initiative to bring the crushing and grinding capacity to 3,000 tpd. The plant expansion was completed by the end of June 2015, commissioning began in July 2015, allowing for the ramp up to 3,000 tpd, which was completed by October 2015.

In 2017 La Encantada started the construction of a roasting facility with the objective of increasing recoveries when reprocessing tailings. In 2018 the main components of the roasting system were installed, and commissioning tests were started in the last quarter and continued into 2019. Observations from the commissioning tests revealed materials handling issues at the feed and discharge of the roasting system. Engineering work is in progress to analyze these issues to establish whether there is an option of processing tailings material economically.

Mine production tonnes and silver metal production since 2013 is summarised in Figure 5 below.

Figure 5: Mine and silver production since 2013

Geological Setting, Mineralization and Deposit Types

La Encantada is in the Sierra Madre Oriental (SMO) fold and thrust belt where Jurassic and the Cretaceous age Sabinas Basin carbonate rocks overlie the Paleozoic Coahuiltecano terrane. Northeast-southwest oriented compression during the Cretaceous to early Tertiary Laramide Orogeny deformed the Mesozoic sedimentary rocks into a series of north-northwest-trending folds and faults, which gave rise to the SMO fold and thrust belt. Extension in the mid to late Tertiary was accompanied by widespread magmatism, with the related fault zones acting as conduits for the emplacement of shallow level intrusive rocks within the carbonate sedimentary sequence.

The Sabinas Basin Albian age Aurora Formation is the primary host rock for mineralization at La Encantada. The Aurora Formation is a thick limestone sequence comprised of a lower, middle, and upper units. The middle part of the limestone sequence consists mainly of dense, thick-bedded, grayish calcilutite, which forms the distinctive cliff faces at La Encantada. An Eocene-Oligocene age granodiorite stock and rhyolite to basalt dikes intruding the carbonate rocks produced irregular skarn, hornfels and marble aureoles.

La Encantada lies on the southwestern flank of the northwest-trending Sierra de La Encantada anticlinorium where a series of northeast-trending faults and fractures cut obliquely across the regional north-northwest-trending anticlinorium. The northeast-trending normal faults and fractures control the formation of breccia pipes and vein shoots at the intersection with the northwest-trending cross structures.

Because of its spatial relationship to the skarn alteration and mineralization, it is believed that the intrusions are genetically linked to the Ag, Pb and Zn mineralization in the property. Mineralization consists of silver, gold, lead, and zinc in deposits that occur as tabular veins, mantos, massive lens, breccia pipes, and irregular replacement bodies. Oxide minerals include Ag, Fe, Zn, Pb, Cu oxides. Sulphide minerals include native silver, acanthite, pyrite, magnetite, marmatite, galena, chalcopyrite, and covellite. The mineral deposits have been grouped into three geologic mine zones: the La Prieta Complex, the San Javier-Milagros Complex, and the Vein System.  The property also holds a substantial silver deposit in tailings.

La Encantada has similarities with polymetallic carbonate replacement deposits (CRD). CRD deposits are typically characterized by irregular shaped pods and lenses and roughly tabular masses of Ag, Pb, Zn mineralization hosted in carbonate rocks and associated with proximal intrusive rocks.  Discordant near vertical deposits with irregular elongate shapes are referred to as chimneys and breccia pipes. Tabular sub-vertical replacement deposits are referred to as veins which can contain richer mineral shoots or small chimneys at the intersection of northwest-trending faults and fractures. Oxidized concentrations of silver, iron, lead, and zinc are hosted by carbonate sedimentary formations and sulphide mineralization is hosted at deeper structural levels in skarn alteration.

Exploration

Surface exploration work completed by Minera La Encantada includes geological mapping, geochemical sampling, a natural source audio-frequency magneto-telluric geophysical survey, a regional aeromagnetic survey, an Isotopic study, and diamond drilling.  Surface geologic mapping and sample geochemistry has been completed at El Camello, Anomaly B, La Escalera and El Plomo. Surface drilling has been carried out at Ojuelas in Prieta Complex, El Camello, El Plomo, Conejo Extension, Brecha Encanto, Veta Sucia and other areas with magnetic analytic signal anomalies. Underground exploration primarily consists of a combination of drilling and mine development along structures.

Drilling

Total drilling between March 2011 and December 2023 amounts to more than 139,500 metres in surface and underground diamond drillholes and 193 metres of hollow stem auger drillholes. Diamond drilling typically recovers HQ size (63.5 mm core diameter) but is reduced to NQ size (47.6 mm core diameter) where required by ground conditions.  Data collected from drilling includes collar surveys, downhole surveys, logging (lithology, alteration, mineralization, structure, veins, sampling, etc.), specific gravity (SG), and geotechnical information. Channel samples are also collected to support geologic modeling, resource estimation, and grade control during production.

Sampling Analysis and Data Verification

Drill core sample intervals range from 0.2 and 1.3 metres in mineralized areas. All drill core intervals selected for sampling are cut in half using a diamond blade saw. One half of the core is retained in the core box and the other half is placed in sample bags for shipment to the laboratory. Sample tickets displaying the sample number are stapled into the core box beside the sampled interval, and a copy is placed in the sample bag. Channel sample intervals range from 0.30 to 1.5 metres and are collected by mine geologists using a hammer and a hand chisel to sample a 20 cm wide swath along a sample line drawn on development faces. Sketches are collected of the sampled face, showing the location and length of each sample.  Drill core and channel sample intervals are selected to reflect changes in mineralogy, lithology, and structure. All sample bags are sealed to prevent contamination during handling and transportation.

Since 1995 four different laboratories have been used for sample preparation and analysis. These include:

• First Majestic's Central Laboratory (which relocated from Durango to Santa Elena in 2023) is used for drill core and sawn-channel samples and is certified under ISO 9001:2008 since June 2015 and ISO 9001:2015 since June 2018.

• La Encantada's laboratory (La Encantada Laboratory) is used for grade control and production channel sample processing, which was certified under ISO 9001:2015 in November 2022 and is not independent of First Majestic.

• SGS in Durango (SGS) was used for drill core and channel samples prior to 2018 and from May to December 2021 for drill core samples. During 2020 and 2021, SGS was used as a secondary laboratory for check samples. SGS is certified under ISO/IEC 17025 and is independent of First Majestic.

• Bureau Veritas Mineral Laboratories (BV) in Durango was used from 2014-2015 as a secondary lab for check samples. BV is certified under ISO/IEC 17025 and is independent of First Majestic.

At the Central Laboratory drill core samples are currently dried at 100 °C ± 5°C, crushed to 80% passing 2 mm, split to a 250-gram sub-sample and pulverized to 85% passing 75 μm. All samples are analyzed for 34 elements by a 2-acid digestion ICP method. All drill core and channel samples are also analyzed for silver by a 2 g, 3-acid digestion, atomic absorption method. Samples returning greater than 200 g/t silver are reanalyzed for silver by a 30 g, fire assay gravimetric method.

At La Encantada Laboratory samples are currently dried at 105°C, crushed to 80% passing 2 mm, split to 200 g and pulverize to 80% passing 75 μm. Samples are analyzed for silver by a 20 g fire assay gravimetric finish method.  Copper, iron, lead, manganese, and zinc are analyzed by a 0.1 g 2-acid digestion atomic absorption finish.

Since 2013 samples submitted to the primary laboratories include Standard Reference Materials (SRMs) and CRMs, coarse and pulp blanks, and field, coarse and pulp duplicates. Check samples sent to a secondary laboratory was introduced in 2014 and became a common practice by 2018. All quality control results are assessed using statistical analysis and visual inspection of control plots. This process has resulted in a sample database that the Company believes is free of any significant accuracy, contamination, precision, or between laboratory bias issues.

The data verification completed to support the 2023 mineral resource estimate includes data entry error checks, visual inspections of important data collected between 2013 and 2023 from Buenos Aires, Regalo Breccia, Conejo, La Fe, La Prieta, Milagros, Ojuelas, Tailings Deposit No.4, Vein System areas (the verification data set), and a review of QA/QC assay results. A random 5 % selection of drill collar locations, down hole surveys, lithology and Ag and Pb assay results of the verification dataset and specific gravity measurements were verified for transcription errors and significant outliers. Data verification through visual inspection consisted of verifying the position of collars relative to the underground workings, down-hole deviation relative to drill trace, lithology, and assay intervals relative to the three-dimension geological models. The visual inspection also included comparison of lithology and assay intervals with core photos. No significant transcription errors or outliers were observed.

Mineral Processing and Metallurgical Testing

The La Encantada mine is an operating mine and the metallurgical test-work data supporting the initial plant design has been proven and reinforced by plant operating results through the years of operation combined with more recent metallurgical studies.

Metallurgical testing, along with mineralogical investigation are performed periodically. The plant is continually running tests to optimize silver recovery and to reduce operating costs, even when the results are within the expected processing performance. Composite samples are analyzed monthly to determine the metallurgic recovery performance of the mineralized material fed into the processing plant. Geometallurgical studies are performed to investigate the similarities and variability related to future ore zones to be mined and processed in the mid and long term. This metallurgical testing is carried out by the site laboratory.

The silver content of the doré produced in La Encantada ranges from 60% to 85% due to the presence of copper, lead and zinc. The silver concentration impacts the treatment charge as this charge is levied by weight on the doré produced.

Summary of Mineral Resource and Mineral Reserve Estimates

The block model Mineral Resource estimates for La Encantada were based on the current database of exploration drill holes and production channel samples, the underground level geological mapping, the geologic interpretation and model, as well as the surface topography and underground mining excavation wireframes. Geostatistical analysis, analysis of semi-variograms, block model resource estimation, and validation of the model blocks were completed.

The Mineral Resource estimates for the deposits at La Encantada are constrained by 3D geological interpretation and resource domain models. Silver estimation is restricted to detailed wireframe domain models. The domain model boundaries strictly adhere to the veins and breccia contacts with the surrounding country rock to produce reasonable representations of each deposit location and volume.

The drill hole and channel composite samples were evaluated for high-grade outliers and those outliers were capped to values considered appropriate for estimation. Outlier values at the high end of the grade distributions were identified for silver and lead from analysis of histograms plots, log cumulative probability plots, mean variance plots, and cumulative metal plots. Capping of composite sample values was limited to extreme values. Outlier restriction was also used to restrict the influence of high-grade samples.

Bulk density was derived from specific gravity estimates ("SG"). Bulk density for the resource domains was either estimated into the block models from the SG data or the mean SG value was assigned.

Block grades were estimated primarily by inverse distance squared and less commonly by ordinary kriging. The method chosen in each case considered the characteristics of the domain, data spacing, variogram quality, and which method produced the best representation of grade continuity, in the opinion of the resource geologist.

All channel samples that were used during construction of the geological models were reviewed. The Mineral Resources were classified into Indicated or Inferred categories based on the confidence in the geological interpretation and models, the confidence in the continuity of metal grades, the sample support for the estimation and reliability of the sample data, and on the presence of underground mining development providing detailed mapping and production channel sample support.

The Mineral Resource estimates for La Encantada are summarized in Table 17 and Table 18 using the silver cut-off grades appropriate for the mining method assigned to each domain, and an effective date of December 31, 2023. From December 31, 2022 to December 31, 2023, the Measured and Indicated Mineral Resource estimates for La Encantada decreased 13% in terms of tonnage and decreased 10% in terms of contained silver metal. The Inferred Mineral Resource estimates decreased 27% in terms of tonnage and decreased 20% in terms of contained silver metal. The changes are primarily related to mining depletion and sensitivity to changes in metallurgical parameters including silver recovery reduction increasing cut-off grades applied to narrow veins. Indicated Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Table 17: La Encantada Mineral Resource Estimate Statement, Indicated Category
(Effective date December 31, 2023)

Category / Area	Mineral Type	Tonnage	Grades	Metal Content
		k tonnes	Ag (g/t)	Ag (k Oz)	Ag-Eq (k Oz)
Indicated Ojuelas & Cuerpo 660 (UG)	Oxides + Mixed	1,137	179	6,550	6,550
Indicated Veins Systems (UG)	Oxides	899	268	7,730	7,730
Indicated San Javier Milagros Complex (UG)	Oxides	1,263	114	4,620	4,620
Indicated Tailings Deposit No. 4	Oxides	2,458	119	9,410	9,410
Total Indicated (UG + Tailings)	All Mineral Types	5,756	153	28,310	28,310

Table 18: La Encantada Mineral Resource Estimate Statement, Inferred Category

(Effective date December 31, 2023)

Category / Area	Mineral Type	Tonnage	Grades	Metal Content
		k tonnes	Ag (g/t)	Ag (k Oz)	Ag-Eq (k Oz)
Inferred Ojuelas & Cuerpo 660 (UG)	Oxides + Mixed	347	146	1,630	1,630
Inferred Prieta Complex (UG)	Oxides	267	213	1,830	1,830
Inferred Veins Systems (UG)	Oxides	1,250	241	9,680	9,680
Inferred San Javier Milagros Complex (UG)	Oxides	251	93	750	750
Inferred Tailings Deposit No. 4	Oxides	427	118	1,620	1,620
Total Inferred (UG + Tailings)	All Mineral Types	2,542	190	15,510	15,510

1) Mineral Resource estimates are classified in accordance with the 2014 CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

2) The Mineral Resource estimates are based on internal estimates prepared with an effective date of December 31, 2023.

3) The Mineral Resource estimates were prepared under the supervision of, or were reviewed by, David Rowe, CPG, Internal QP for First Majestic, a Qualified Person, as that term is defined in NI 43-101.

4) Silver price considered for Mineral Resource estimates was $24.5/oz.

5) Mineral resource estimates are for silver only. The Cut-off grades used to constrain the Mineral Resource estimates are 75 g/t Ag for sub-level caving at Ojuelas, 155 g/t Ag for cut and fill at Conejo, 140 g/t Ag for cut and fill at Vein System (Buenos Aires, 990, Azul y Oro), 85 g/t Ag for bodies in the Vein System (Cuerpo El Regalo, Cuerpo Marisela), 110 g/t Ag for Longhole at Vein System (Bonanza, C236), 65 g/t Ag for bodies at Veta Dique San Francisco, 65 g/t for bodies at San Javier and Milagros Breccias, and 110 g/t Ag for Tailings Deposit No. 4..

6) Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces.

7) Totals may not add up due to rounding.

8) Indicated Mineral Resources are reported inclusive of Mineral Reserves.

9) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Risk factors that could materially impact the Mineral Resource estimates include: metal price and exchange rate assumptions; changes to the assumptions used to calculate the silver cut-off grade; changes in the interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; changes to geotechnical, mining, and metallurgical recovery assumptions; due to lack of surveying records by previous operators, the risk of finding historically mined areas in zones where resources are assumed to be in-situ could impact the reliability of the estimated tonnage and grades; the lack of sufficient water to support processing activities, changes to the assumptions related to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

Mineral Reserve Estimates

The Mineral Reserve estimation process consists of converting Indicated Mineral Resources to Probable Mineral Reserves by identifying material that exceeds the mining cut-off grades while conforming to specified geometrical constraints determined by the applicable mining method and applying modifying factors such as mining dilution and mining recovery factors. If the Indicated Mineral Resources comply with the previous constraints, Indicated Resource estimates are converted to Probable Mineral Reserves.

The Mineral Reserve estimates for La Encantada are tabulated in Table 19 and have an effective date of December 31, 2023.

Table 19: La Encantada Mineral Reserves Statement (effective date of December 31, 2023)

Category / Area	Mineral Type	Tonnage	Grades		Metal Content
		k tonnes	Ag (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

Prieta Complex: Ojuelas	Oxides	1,214	129	129	5,028	5,028
Milagros Breccia	Oxides	1,958	88	88	5,570	5,570
Veins Systems	Oxides	503	292	292	4,724	4,724
Total Probable	Oxides	3,675	130	130	15,321	15,321

1)  Mineral Reserves have been classified in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

2)  The Mineral Reserves statement provided in the table above is based on internal estimates prepared as of December 31, 2023. The Reserve estimates were prepared under the supervision of, or were reviewed by, Brian Boutilier, P.Eng., Internal QP for First Majestic,  a Qualified Person, as that term is defined in NI 43-101.

3) The Mineral Reserves were estimated from the Indicated portions of the Mineral Resource estimate. Inferred Mineral Resources were not considered to be converted into Mineral Reserves.

4)  Silver grade (Ag) is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract.

5)  Metal prices considered for Mineral Reserves estimates were $22.5/oz Ag.

6)  Other key assumptions and parameters include: Metallurgical recoveries per domain of 57.8% for Prieta Complex: Ojuelas, weighted average of 62.5% for Veins Systems and 70.8% for San Javier Milagros Complex; Cut & Fill direct mining costs of $44.4/t, Longhole Stoping direct mining costs of $26.7/t, Sublevel Caving direct mining costs of $11.3/t, mill feed, process, and treatment costs of $17.36/t mill feed and general and administration (indirect costs) of $10.74/t.

7)  A two-step constraining approach has been implemented to estimate reserves for each mining method in use: A general cut-off grade was used to delimit new mining areas that will require development of access, infrastructure and all sustaining costs. A second incremental cut-off grade was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs but excludes the access development assumed to be covered by the block above the general cut-off grade.

8)  Modifying factors for conversion of resources to reserves include consideration for planned dilution due to geometric aspects of the designed stopes and economic zones, and additional dilution consideration due to unplanned events, materials handling and other operating aspects. Mineable shapes were used as geometric constraints.

9)  Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces.

10)  Numbers have been rounded as required by reporting guidelines. Totals may not sum due to rounding.

Factors that could affect the Mineral Reserves estimate include changes to metal prices and exchange rates; unplanned dilution; mining recovery; geotechnical conditions; equipment productivities; metallurgical recoveries; mill throughput capacities; operating cost estimates; capital cost estimates; changes to the assumed permitting and regulatory environment under which the mine plan was developed; changes in the taxation conditions; ability to maintain mining concessions and/or surface rights; and ability to obtain and maintain social and environmental license to operate.

The Company is not aware of any known mining, metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral reserve estimates, other than discussed in the 2020 La Encantada Technical Report.

Mining Operations

The La Encantada mine operation consists of an underground mine. Mining activities are conducted by both First Majestic and contractor personnel.

The deposits vary in dip, thickness, and geotechnical conditions along strike and dip. Multiple mining methods are required to achieve the maximum efficient extraction of mineralization. Three well-established methods were selected:

• Inclined and sublevel caving;

• Longhole stoping;

• Cut-and-fill.

Inclined and sub-level caving is well suited for the bulk tonnage deposits at La Encantada such as the San Javier-Milagros breccias and the Ojuelas deposit.

Longhole stoping is being used for near-vertical structures that are relatively consistent along strike and length and have competent wall rock. The minimum planned mining width is 1.4 m, based on a minimum vein width of 1.0 m plus an allowance for 0.2 m on the hangingwall and footwall.

Cut-and-fill is performed using jackleg drilling and is used for vein deposits that are irregular in nature and commonly possess poorer geotechnical conditions. The minimum mining width is 1.3 m, based on a minimum vein width of 1.0 m and an additional 0.15 m was added to both the hangingwall and footwall as planned dilution.

Ground conditions throughout most of the La Encantada mine are considered good. In contrast, the breccia and massive lens-type deposits form weak, soft material that lends itself to caving mining methods. The vein deposits possess fair rock quality and are hosted in competent limestone. Waste pillars are left where necessary to increase stability in longhole stoping.

All working areas are above the water table which is at 1,420 masl. The main water inflow comes from surface filtration during the rainy season.  Mine water is pumped from the lowest elevation of 1,510 masl to surface.

Processing and Recovery Operations

The processing plant has been operating for several years and has continuously improved silver metallurgical recoveries. The metallurgical test-work data supporting the initial plant design has been proven and reinforced by plant operating results through years of operation combined with more recent metallurgical studies.

The processing plant is divided into two areas: Plant No. 1 and Plant No. 2. Plant No. 1 consists of the crushing and grinding circuits, while Plant No. 2 is the leaching circuit. The process is based on cyanide tank leaching and Merrill-Crowe of ground mineralized material (ROM) to produce silver doré bars. The installed plant capacity is for 3,000 tpd for the crushing and grinding area, and 4,500 tpd for the leaching circuit.

The plant-feed material is delivered from the underground ROM and discharged into a steel-made coarse ore-bin with a 300-tonne capacity. The coarse ROM is crushed in a three-stage crushing circuit. The crushing plant has a capacity of 3,000 tpd at 18 operating hours per day.

The grinding section is comprised of one Metso ball mill. The nominal capacity of the mill is 3,000 tpd.  The cyanide leaching circuit process adds cyanide to leach tanks and lime in slurry form is added as a pH modifier.

Most of the overflow solution from the intermediate thickener goes to the primary thickener, which produces pregnant leach solution ("PLS") and is fed to the Merrill Crowe system.

Metallurgical testing, together with mineralogical investigation are periodically performed. The plant is continually running tests to optimize silver recovery and to reduce operating costs, even when the results are within the expected processing performance. Composite samples are analyzed monthly to determine the metallurgical recovery performance of the mineralized material fed into the processing plant. Geometallurgical studies are performed to investigate the similarities and variability related to mineralization to be mined and processed in the mid- and long-term. This metallurgical testing is carried out by site laboratory.

Samples from the Ojuelas deposit were tested by the Central Laboratory using current plant parameters. The expected recovery of silver for the Ojuelas mineralized material varies between 52.2-62.0%, and if reagents are optimized there is potential for the recovery to increase from 56.4-65.6%.

Mineralized material from the Ojuelas deposit also contains significant base metals: 6% of lead and 5% of zinc. Additional bench-scale testing was conducted on this material utilizing flotation as an alternative processing route to investigate the opportunity to recover the base metals contents and improve the silver recovery. Preliminary results are encouraging as recoveries of 70-75% for silver and 75% for lead have been observed.

It has been observed that the presence of manganese limits the recovery of silver. A number of tests were conducted on material with high manganese content with the objective of validating the implementation of roasting as a conditioning stage prior to cyanide leaching. Some of these tests showed silver recoveries in the range of 57-73% and supported the addition of a roasting circuit to treat the material from the Tailings Deposit No. 4, pre-conditioning the material before the leaching process. The roasting circuit is currently inoperative. Roasting tests were also conducted on samples of ROM material from deposits with high manganese content, which is refractory in nature. Mineralized material from the Buenos Aires deposit showed silver recoveries in the range of 68-71% when leached after being roasted.

The metallurgical recovery projections assumed in the LOM plan are supported by the historical performance in the processing plant as well as on the results of recent testing. Variability of silver recovery estimates was addressed in the LOM plan by projecting metallurgical recoveries for different domains based on actual performance of the mineralized material from areas currently in operation, such as San Javier-Milagros complex breccias and the Veta Dique San Francisco.  Variability is also monitored for LOM plan purposes by projecting recoveries based on laboratory test-work for domains that are planned to be later in the LOM plan, such as Ojuelas, Conejo, and other vein system deposits. The average yearly silver recovery currently projected in the LOM plan ranges from 50 -70%

The silver content of the doré produced in La Encantada ranges from 60-85% due to the presence of copper, lead and zinc.

Infrastructure, Permitting and Compliance Activities

The existing infrastructure at La Encantada can support current mining and mineral processing activities and the LOM plan.

Most of the operation's support facilities are located near the Plant No. 1 and include administrative offices, a medical clinic, warehouse, assay laboratory, core shed, fuel storage facilities, mine compressor building, surface maintenance shop, mine dry, water storage tanks and contractor offices. The mine camp is located approximately 1 km west of Plant No. 1 and the First Majestic owned airstrip is approximately 6 km west from the mine camp. Plant No. 2 is located 2 km north-west of Plant No. 1 and holds the leaching and roasting processing facilities, including the tailings filter-press plant.

The La Encantada Tailings Management Facilities (TMF) is comprised of two different storage areas. Tailings Deposit No. 5 (TMF-5) is currently in operation and Tailings Deposit No.4 is inactive and holds the material considered for potential reprocessing by roasting. Rainwater management for the TMF includes two main diversion channels. Temporary contact water channels have been built to the north of the facility to distribute the contact water downstream where there is an impervious watershed. Contact water is also diverted to two storage ponds for industrial recycling.

The storage capacity of the TMF-5 is 8.5 Mt of filtered tailings. According to the latest survey conducted in February 2021, the remaining storage capacity is estimated to be approximately 5.5 Mt or more than 5 years of service life at current production rate, which is sufficient to support the LOM plan.

First Majestic's facilities include a camp previously constructed by Peñoles. These facilities were significantly improved in 2020 and include 160 housing units for workers and staff with 440 beds, a new 180-person kitchen/dining area for employees, accommodations for contractor managers and visitors, offices for the union representatives, an elementary school, a chapel, a grocery store, and upgraded medical clinic, and recreational facilities.

Power demand is presently 4,000 MW per month, which is being supplied by four 1.5 MW MTU natural gas generators and one 1.5 MW MTU diesel generator, achieving an average mix of 90% natural gas - 10% diesel generation, significantly reducing the GHG emissions and the energy generation costs. In 2021 First Majestic added a fifth 1.5 MW MTU generator, which further reduces GHG emissions and energy costs, and provides redundant power capacity. Continuous operation of the additional generator was reached in Q4-2021.

Fresh water for the offices and employee housing is obtained from a well located in the underground mine. Industrial water for the mine and plant is obtained from a series of wells located ~25 km away from the La Encantada mine. This water is pumped to site and stored in a series of storage tanks located throughout the plant and mine facilities.

The La Encantada mine has all of the necessary permits for current mining and processing operations, such as an operating license for mining and mineral processing activities, a mine water use permit, an Environmental Impact Authorization ("EIA") for the La Encantada mine, processing plants and TMF, and a permit for power generation.

In February 2023 for the third consecutive year the La Encantada mine was designated as an ESR by the CEMEFI. The ESR award is given to companies operating in Mexico that achieve high performance and commitment to sustainable economic, social, and environmentally positive impact in all areas.

Environmental liabilities for the operation are typical of those that would be expected to be associated with an operating underground precious metals mine, including the future closure and reclamation of mine portals and ventilation infrastructure, access roads, processing facilities, power lines, filtered tailings deposits and all surface infrastructure that supports the operations. Other potential liabilities include industrial water management, petroleum spills and carbon emissions from mobile equipment. The reclamation work carried out at La Encantada in 2022 includes the conforming of terraces in the filtered tailings deposits in accordance with the design, reforestation and relocation of flora from areas to be impacted by subsidence.

Capital and Operating Costs

The LOM plan includes estimates for sustaining capital expenditures for the planned mining and processing activities.

Sustaining capital expenditures will mostly be allocated for on-going development in waste, infill drilling, mine equipment rebuilding, equipment overhauls or replacements, plant maintenance and on-going refurbishing, and for tailings management facilities expansion as needed. Table 20 presents the summary of the sustaining capital expenditures.

Table 20: La Encantada Mining Capital Costs Summary (Sustaining Capital)

Type	Total	2024	2025	2026	2027	2028
Mine Development	$10.7	$1.5	$2.9	$3.1	$3.2	$0
Property, Plant & Equipment	$17.5	$2.2	$1.2	$6.7	$6.9	$0.5
Other Sustaining Costs	$2.5	$0.3	$0.9	$0.7	$0.4	$0.2
Total Sustaining Capital Costs	$30.8	$4.0	$5.0	$10.5	$10.5	$0.8
Near Mine Exploration	$4.0	$1.8	$0.8	$0.8	$0.6	$0
Total Capital Costs	$34.7	$5.8	$5.8	$11.3	$11.1	$0.7

Operating costs for La Encantada have been estimated for the underground mining, processing costs, operation’s indirect, and general and administrative costs. First Majestic currently estimates operating costs at an average of $42.45 per tonne of ore processed based on current and projected costs. Operating costs are presented as a weighted average based on mining method.

Table 21: La Encantada Operating Costs

Type	$/tonne milled
Mining Cost	$13.51
Processing Cost	$17.36
Indirect Costs	$10.74
Total Production Cost	$41.61
Selling Cost	$0.83
Total Cash Cost	$42.45

Exploration, Development and Production

The following general annual exploration drill programs are executed:

  An annual 4,000m near mine drill program to support mid-term production projections.
  An annual 4,000m brownfield surface drill program to identify additional mineralization.

This amount of drilling is expected to continue on an annual basis while production continues, and amounts required will be reviewed annually.

In 2023 the Company continued operating the caving system in the San Javier-Milagros Breccia while mining mineralized material from historical mined areas, in particular the La Prieta area, and the extraction of backfill material. Development into the Ojuelas deposit was started, focusing on reaching the Beca zone.

Total mill throughput in 2023 was 966,391 million tonnes grading an average of 121 g/t Ag which resulted in 2,718,857 million ounces of silver being produced, in comparison with 3,091,349 million ounces of silver produced in 2022.  The decrease in production was primarily due to a 6% decrease in milled tones, a 5% decrease in silver recovery and 2% decrease in silver head grade.

Production activities will continue in the underground mine, currently extracting material from the La Prieta complex breccia, the Milagros breccia, continuing production from the Beca Zone of the Ojuelas deposit and from historically mined areas that are out of the Mineral Reserve estimates due to the complexity to drill, survey and compile the estimates.

Mine development is currently focused in preparing the Milagros breccia area for production using the sublevel caving method. Also, development will be focused in preparing the extension of the 660 orebodies in an area known as the Beca zone which sits on the upper part of the Ojuelas orebody.

Jerritt Canyon Gold Mine, Elko County, Nevada, USA

The following information on the Jerritt Canyon Gold Mine is based on a Technical Report prepared in accordance with NI 43‐101 and titled "Technical Report on the Jerritt Canyon Gold Mine, Elko County, Nevada, USA" with effective date of March 31, 2023 (the "2023 Jerritt Canyon Technical Report"). Reference should be made to the full text of the 2023 Jerritt Canyon Technical Report which is available for review on SEDAR+ at www.sedarplus.ca.

Property Description and Location

Jerritt Canyon is owned by Jerritt Canyon Gold LLC ("JCG"), an indirect, wholly owned subsidiary of the Company. Jerritt Canyon consists of the SSX Mine, Smith Mine, West Generator Mine, Murray Mine and various infrastructure supporting exploration and potential mining activities.

Jerritt Canyon is located in Elko County, northeastern Nevada. The mill site, shops, and administration and security buildings are located approximately 80 kilometres north of the town of Elko. The Jerritt Canyon property forms an irregular area that extends approximately 33 kilometers north-south and 27 kilometres east-west at its widest and is approximately 308 square kilometers. The Jerritt Canyon property is bounded by 116° 10' west and 115° 78' west longitude and 41° 23' north and 41° 46' north latitude. The Jerritt Canyon property boundaries have been surveyed and are located in the field with wooden stakes.

Jerritt Canyon operations are located on a combination of public and private lands, with the deposits and mining related surface facilities being located primarily on mining claims in United States Forest Service land within the Humboldt-Toiyabe National Forest. The process facilities, offices, shops, and tailings dams are located on private land owned by JCG. Additional claims in the southern part of the land package are mostly located on private land with some located on land administered by the United States Bureau of Land Management.

Land tenure on the Jerritt Canyon property includes patented claims, unpatented claims, and fee land. The Jerritt Canyon property covers a large area that extends approximately 33 kilometres north-south and 27 kilometres east-west at its widest and is approximately 308 km2.

Certain of the Jerritt Canyon claims and fee lands are subject to a Net Smelter Return ("NSR") royalty which varies from 1.5% to 8% depending upon the lease agreements with various property owners. The fee land, which was originally purchased to secure access from State Route 225, is subject to a 33% NSR. Certain leased land may be subject to production royalties and/or annual or semi-annual land payments that include advance royalties, land use payments, rentals, loss of grazing, and the use of land for a communications tower. The advance royalties are the minimum amounts the lease holders are entitled to annually. On producing land, these advance royalties may be offset against production royalty payments if certain production royalty thresholds are met or surpassed during the production year. Some of the land payments may be adjusted annually based on consumer/producer price indexes or annual increases. There is also a per ton royalty interest on the Jerritt Canyon processing facilities and an additional 0.5% net smelter returns royalty on the entire Jerritt Canyon property held by Ely Gold Royalties Inc.

Environmental liabilities for the Jerritt Canyon include future closure and reclamation of mine portals and ventilation infrastructure, access roads, processing facilities, power lines, tailings storage facilities and all surface infrastructure that supports the operations. The historic operation of Jerritt Canyon resulted in a number of environmental issues, including air emission exceedances, ground water contamination from a tailings storage facility, lack of water treatment capacity, and surface water contamination from the rock disposal areas. Since the acquisition of Jerritt Canyon, JCG has worked to address legacy environmental issues with the regulators. In 2021 and 2022, the Nevada Division of Environmental Protection ("NDEP") issued a number of notices of alleged violation relating to emission monitoring, testing, record-keeping requirements, and emission and throughput limits, alleged exceedances of a mercury emission limitations, exceedances of operating parameters, and installation of equipment. JCG has appealed the air permit violation notices and has developed an action plan to address the violation notices and all other known environmental issues, including by working in collaboration with the NDEP.

Property Outline
Mine Haul Road
Waters Creek
North Generator
West Generator
Marlboro Cyn East
Marlboro Cyn
Alchem
Mill, shops, offices
and tailings areas
JCG Access Road
California Mnt
DASH
Steer
Saval
Pattani
Mill Creek
Burns Basin
State Route 225
State Route 226
N
Miles
Legend:
Surface disturbance footprint
USFS
BLM
State
Private Lands
April 2021
Source: Jerritt Canyon, 2018.

Figure 4-2

Jerritt Canyon Gold LLC

Jerritt Canyon Mine
Elko, Nevada, USA

Property Map

History

The Jerritt Canyon deposit was discovered by Food Machinery Corporation in 1972. In 1976, Meridian Gold LLC and Freeport Minerals Company formed a joint venture to explore and develop the gold deposits in the Jerritt Canyon area and, in 1980, mining commenced with production from the North Generator and Marlboro Canyon open pit mines. The first gold production from Jerritt Canyon occurred in July 1981.

Open pit mining was conducted from early 1981 until late 1999, with the mining carried out in the areas of Marlboro Canyon, Alchem, Lower North Generator Hill, Upper North Generator Hill, West Generator, Burns Basin, Mill Creek, Pattani Springs, California Mountains, Dash, Winters Creek, Steer Canyon, and Saval Canyon. The annual production from these areas ranged from approximately 40,000 ounces to 1.4 million ounces.

Underground operations started in 1997 at the SSX mine and continued with some temporary suspensions until March of 2023.

From the commencement of mining in 1981 to March 2023, approximately 9.85 million ounces of gold ("Moz Au") were produced from approximately 46 million tons of ore mined at an average grade of 6.6 g/t Au. Open pit mining at Jerritt Canyon produced a total of approximately 5.2 Moz Au from approximately 27 Mt of ore at an average grade of 5.9 g/t Au. The underground mines produced a total of approximately 4.65 Moz Au from approximately 18.6 Mt of ore at an average grade of 7.7 g/t Au. Since 2010, the majority of production has come from the SSX and Smith deposits.

From May 2021 to March 2023, JCG produced approximately 155,000 ounces of gold from approximately 1.5 Mt of mineralized material at an average grade of 3.6 g/t Au, which included marginal grade from previously mined surface material located on the project.

On March 20, 2023, First Majestic announced the temporary suspension of mining activities at Jerritt Canyon due to ongoing challenges such as high contractor costs, inflationary cost pressures, lower than expected head grades and multiple extreme weather events affecting northern Nevada during the winter of 2023.

Geological Setting and Mineralization and Deposit Types

The Jerritt Canyon district is located in the Great Basin geological province, north and northeast of the Carlin Trend of gold deposits. Carlin type gold mineralization at Jerritt Canyon is hosted by silty carbonate or carbonaceous siliciclastic rocks originally deposited as shelf sedimentary rocks during the Lower Paleozoic. The Paleozoic host rocks have been imbricated, faulted, and folded through several orogenic events through the Upper Paleozoic and Mesozoic. An early phase of intrusive igneous activity is represented by west-northwest mafic igneous dikes of Paleozoic age. Carlin type gold deposits were emplaced in the Middle to Late Eocene during an initial phase of extensional tectonics at which time high potassium calc-alkaline magmatic rocks were emplaced. Mafic and intermediate igneous dikes were emplaced during this phase of igneous activity and trend north-northeast.

The occurrence and distribution of gold mineralization at Jerritt Canyon is controlled both by lithology and structure. Gold mineralization at Jerritt Canyon is hosted by Hanson Creek Formation units I to III and the lower part of the Roberts Mountains Formation. The Saval discontinuity, being the contact between the Hanson Creek and the Roberts Mountain Formations, is interpreted as a primary control on gold mineralization at Jerritt Canyon.

Gold mineralization is hosted by, or spatially associated with, high angle west-northwest- and north-northeast-trending structures. Much of the more continuous gold mineralization occurs within the favourable stratigraphic intervals along the limbs or hinge zones of large anticlinal folds, and at the intersection of the two sets of high angle structures. The mineralized zones form along well defined structural and mineralization trends as stratigraphically controlled tabular pods that are locally stacked upon one another resulting from the presence of more than one favourable stratigraphic unit and/or local thrust and/or high angled fault intersection controls. The deposits are Carlin type, sediment-hosted gold mineralization within carbonaceous sediments. Gold occurs as very fine-grained micron-sized particles as grain boundaries or inclusions in arsenic-rich pyrite rims, and as free grains in carbonaceous-rich and fine-grained, calcareous, clastic sedimentary rocks.

Alteration in the Jerritt Canyon district includes silicification, dolomitization, and reconstitution of organic carbon, decalcification, argillization, and pyritization (typically containing elevated arsenic). The rocks also exhibit hypogene and supergene oxidation and bleaching. The most important alteration types relative to gold deposition are silicification, and reconstitution of organic carbon, pyritization, and decalcification.

Deposit Types

Jerritt Canyon is a Carlin-type gold deposit, hydrothermal in origin and usually structurally controlled with specific lithologies as favorable host rock.

Jerritt Canyon is hosted by silty carbonate or carbonaceous siliciclastic rocks originally deposited as shelf sedimentary rocks during the Paleozoic age. The Paleozoic host rocks have been imbricated, faulted, and folded through several orogenic events in the Paleozoic and Mesozoic. An early phase of intrusive igneous activity is represented by west-northwest mafic igneous dikes of Paleozoic age.

Carlin-type gold deposits were emplaced during the Middle to Late Eocene during an initial phase of extensional tectonics at which time high potassium calc-alkaline magmatic rocks were emplaced. Mafic and intermediate igneous dikes were emplaced during this phase of igneous activity and demarcate north-northeast-oriented structures. The primary controls on the occurrence, distribution, and form of the deposits are:

  Favourable host rocks (formation units)
  The reactivation of Paleozoic and Mesozoic structures
  Eocene syn-mineralization normal faults

Mineral deposits at Jerritt Canyon are mostly stratabound or fault hosted. Gold occurs as very fine, micrometer sized, particles in pyrite and arsenian pyrite. Other sulfides are orpiment, realgar, and stibnite. Alteration includes carbonatization, decalcification, and silicification (jasperoid).

There are currently several models for the genesis of Carlin-type gold deposits:

  Epizonal plutons that contributed heat and potentially fluids and metals.
  Meteoric fluid circulation resulting from crustal extension and widespread magmatism.
  Metamorphic fluids, possibly with a magmatic contribution, from deep or mid-crustal levels.
  Upper-crustal orogenic-gold processes within an extensional tectonic regime.

Exploration

Exploration activities completed on Jerritt Canyon by the various owners since 1976 have included prospecting, geological mapping, various types of geophysical surveys and various types of geochemistry.  Exploration efforts at Jerritt Canyon include a combination of surface and underground geologic mapping at various scales, geochemical sampling (rock chip and soil mainly) and geophysical surveys (gravity, magnetics, DIGHEM EM, etc.). All data sets and information from drilling are combined to determine areas of high prospectivity where further work is completed.

In 2015, JCG contracted a consulting geophysicist to compile and interpret the available historical geophysical survey data for Jerritt Canyon. In early 2017, JCG commissioned further detailed evaluation of the historical gravity data, inversion and examination of DIGHEM EM and magnetic data, inversion and examination of the ground magnetic data, and examination of the Titan survey results.

In the spring of 2017, JCG commissioned Goldspot Discoveries Inc. ("Goldspot") to complete a machine learning (AI) compilation, interpretation, and targeting study. The 2017 study incorporated several datasets from Jerritt Canyon including drilling (lithology and assay), surface geology, topography, soil geochemistry, gravity, DIGHEM EM, magnetic, and radiometric data. Goldspot incorporated hyperspectral data into the compilation and interpretation. Based on the 2017 study, Goldspot generated target areas, planned drill holes, and completed a 3D geological model incorporating structural and lithological information in Leapfrog software.

Drilling

Drilling is the most widely used exploration tool within Jerritt Canyon. Over 83,000 drill holes for a total of approximately 5,052,800m have been drilled in the Jerritt Canyon area since 1973. Over the history of the exploration drilling on the Jerritt Canyon, several different drilling techniques have been employed including reverse circulation ("RC") surface, RC underground (Cubex), core, air rotary and mud rotary.

Surface RC drilling is used for exploration purposes at Jerritt Canyon. Widely spaced offsets to open, known mineralization or geological features are the most common drilling targets. Underground core drilling is used by exploration to test mineralization that has often been defined by surface drilling at a spacing of 30m or greater. It is also used to test anomalous areas, or areas of exploration potential defined by surface holes and targets defined by Jerritt Canyon geologists based on the interpretation of stratigraphy, structures, and dikes. Occasionally, core drilling is used for resource de-risking or defining the geometry, volume, and gold grade of a mineralized zone. RC Cubex drill holes are completed for delineation, definition, and extension of resources to support mine planning and near-mine exploration. Cubex drill holes have a maximum length of approximately 90m. Typically, mine development drilling stations are established where a Cubex drill is set up and the target delineated. Delineation drilling is completed along drifts with drill holes fanned to intercept targets at ~7.5m centres, depending on the distance and angle from the drift.

Core and chips are logged, recording lithology, mineralization, structure, and alteration. For core programs, core recovery and rock quality designation are also recorded. Drill collars are typically surveyed using global positioning system or total station instruments. Down-hole surveys have been collected using gyroscopic, Trushot, Reflex EZ-Trac, and magnetic survey tools. Surveys are collected at 3 or 15 m intervals down hole, depending on the survey instrument.

There are no drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the drill results. In the opinion of the authors of the 2023 Jerritt Canyon Technical Report, the quantity and quality of the logged geological data, collar, and downhole survey data collected in the drill programs since 2008 are sufficient to support Mineral Resource estimation.

Sampling Analysis and Data Verification

The following sample preparation methods and quality control measures are employed at Jerritt Canyon before the samples are dispatched to analytical laboratories:

  Underground Drill Core Sampling: Sampling intervals are selected following lithology and mineralization for 0.15 to 2m sample lengths. After the core is marked and photographed, the core is cut in half with a diamond blade saw. After splitting, half of the core is placed in a plastic bag with a unique sample number tag and a matching sample number tag is placed with the matching half core in the core box at the start of each sample interval. The other half of the core is placed back in the core boxes for storage. Quality assurance and quality control samples are inserted into the sample stream as the sample bags are being filled by the core technicians. Sample quality control is monitored using certified reference materials, blanks, quarter core field duplicates, coarse reject, and pulp duplicates. Coarse reject and pulp samples are prepared and inserted by the laboratory during sample preparation. Core sample bags and quality assurance and quality control samples are placed in a plastic pallet tote by the core technicians. Sample laboratory submittals are prepared and included in the sample stream submitted to the designated laboratories.
  Underground Reverse Circulation Sampling (Cubex): Underground Cubex samples are collected by drilling contractors in five-foot intervals from the collar with a sample weight typically between 2.2 and 4.4kg. The samples are placed in bags and labelled with the relevant hole ID and sample interval. The sample bags are placed in a five-gallon plastic bucket installed under the cyclone on the drill and later into a metal pallet tote. The totes are brought out of the mine by a drilling contractor and taken to the mine laydowns for staging. At the laydown, quality assurance and quality control samples are inserted in the sample stream by Jerritt Canyon geologists. After sample submittals are completed, the Cubex samples are dispatched to the Jerritt Canyon laboratory or external laboratories by Jerritt Canyon geologists. Cubex sample data are first recorded on paper, and then entered into Microsoft Excel and imported into acQuire desktop. Sample quality control is monitored using certified reference materials, blanks, coarse reject, and pulp duplicates. Coarse reject and pulp samples are prepared and inserted by the laboratory during sample preparation.
  Surface Reverse Circulation Sampling: Surface RC samples are collected in five-foot intervals from the collar with a sample weight typically between 2.2 and 4.4kg. RC samples are collected by drilling contractors using a cyclone/splitter apparatus and placed in bags. Each bag has the hole ID and sample interval written on it with permanent marker. The samples are loaded into plastic pallet totes and transported to a mine laydown for staging. At the laydown, quality assurance and quality control samples are inserted by Jerritt Canyon geologists in the sample stream and sample submittal forms are prepared. The samples and submittal forms are transported to the designated external laboratory by a laboratory representative. RC sample data are entered into acQuire desktop. Sample quality control is monitored using certified reference materials, blanks, field, coarse reject, and pulp duplicates. Field duplicates are taken from a second split of the uncollected portion of the drill cuttings. Coarse reject and pulp samples are prepared and inserted by the laboratory during sample preparation.

The laboratories used for sample preparation and analysis at Jerritt Canyon are summarized below:

Laboratory	Drilling Period	Certification	Independent	Comments
ALS Limited Vancouver ("ALS")	1993, 2001-2013, 2021-2022	ISO 9001 ISO/IEC 17025	Yes

Primary laboratory for surface RC, underground and surface drill-core samples. Check laboratory for samples submitted to AAL. Sample preparation at Elko, Nevada, USA and analysis at the Vancouver laboratory in Canada.

American Assay Laboratory ("AAL")	1985, 2002, 2004-2008, 2010-2013, 2016-2017	ISO 9001:2008 ISO/IEC 17025:2005	Yes	Primary laboratory or surface RC, underground and surface drill-core samples. Check laboratory for samples submitted to ALS. Sample preparation and analysis at Sparks, Nevada, USA.
Bureau Veritas Commodities Canada Ltd., formerly ACME Laboratories Ltd. ("Bureau Veritas")	2006, 2015-2022	ISO 9001:2008 ISO/IEC 17025:2017	Yes	Primary laboratory for RC surface and underground drill-core samples. Sample preparation at the Sparks, Nevada, USA laboratory. Sample analysis at Bureau Veritas.
Paragon Geochemical Laboratories ("PGL")	2021-2023	ISO:9001:2015 ISO/IEC 17025:2017	Yes	Primary laboratory for RC Cubex and underground drill-core samples. Sample preparation and analysis at Sparks, Nevada, USA.
Jerritt Canyon Laboratory	Pre-2006, 2006-2023	Uncertified	No

Primary laboratory (sample preparation and analysis) for RC Cubex samples, drill-core (pre-2022), production samples (sludge and windrow). Sample preparation laboratory for Cubex and drill-core samples submitted and analyzed at Central Laboratory.

First Majestic Central Laboratory ("Central Laboratory")	2022-2023	ISO 9001-2015	No

Primary laboratory for RC Cubex and underground drill-core samples. Sample preparation and analysis. Located at San Jose La Parrilla, Durango, Mexico until June 2023 and subsequently relocated to Santa Elena mine.

From 2007 to 2021, drill core samples have been submitted to ALS, AAL, Bureau Veritas, Paragon Geochemical and Jerritt Canyon laboratories. During 2021 and 2022, samples were prepared at the Jerritt Canyon Laboratory and submitted for analysis to Paragon Geochemical or Central laboratory. Since late 2022, samples have been submitted to Paragon Geochemical or the Central Laboratory for sample preparation and analysis.

For drilling programs prior to 2021, Cubex samples have been prepared and analyzed at the Jerritt Canyon Laboratory. During 2022, samples were prepared and analyzed at Jerritt Canyon Laboratory and ALS. In late 2022, Cubex samples were prepared at the Jerritt Canyon laboratory and analyzed at Paragon Geochemical or the Central Laboratory. Since 2023, Cubex samples are prepared and analyzed at Central Laboratory.

For drilling programs prior to 2020, RC surface samples were submitted to Jerritt Canyon, ALS, AAL, Bureau Veritas, and Paragon Geochemical laboratories. After 2015, RC surface samples were prepared and analyzed at Bureau Veritas.

At ALS, samples were dried, weighed, then crushed 70% passing 2 mm, split to a 250 g and pulverized to 85% passing 75 μm. At AAL, samples were dried, weighted, crushed 80% passing 2 mm, split to 300 g and pulverized to 85% passing 75 μm. At ALS and AAL samples were analyzed for gold using 30 g fire assay with an atomic absorption spectroscopy finish. Samples returning >1 g/t Au were reanalyzed for gold by 30 g fire assay with a gravimetric finish.

At Bureau Veritas and Paragon Geochemical, samples were dried, weighed, then crushed 70% passing 2 mm, and split to a 250 g subsample that was pulverized to 85% passing 75 μm. Gold was analyzed by 30 g fire assay with an AA finish. At Bureau Veritas samples >10 g/t Au were reanalyzed for gold by 30 g fire assay with a gravimetric finish. At Paragon Geochemical, samples >8 g/t Au were reanalyzed by 30 g fire assay with a gravimetric finish.

At Central Laboratory, samples were dried at 105 °C ± 5°C and then crushed to 80% passing 2 mm, split to a 250 g subsample, and pulverized to 85% passing 75 μm. Gold is analyzed by 20 g fire assay with an atomic absorption spectroscopy finish. Samples >10 g/t Au were reanalyzed for gold by 20 g fire assay with a gravimetric finish. Samples also were analyzed for a 31-element suite by aqua regia digestion and inductively coupled plasma-mass spectrometry (ICP-MS).

At the Jerritt Canyon laboratory, samples are dried at 121 C, crushed to 65% passing 2 mm, split to 200 g subsample, and pulverized to 80% passing 75 μm. Samples are analyzed by aqua regia digestion, with an atomic absorption spectroscopy finish. Samples >15 g/t Au are analyzed by fire assay with a gravimetric finish or diluted at bench top with a matrix matched blank. The laboratory also conducts LECO analysis and moisture determination.

From 2008 to 2021, underground drill-core, RC Cubex and surface RC samples submitted to the primary laboratories included in-house prepared reference and certified reference materials, blanks, and pulp duplicates for quality assurance and quality control purposes. Since 2022, field and coarse duplicates were added. All quality control results were assessed using statistical analysis and visual inspection of control plots. An analysis of quality assurance and quality control data collected for Jerritt Canyon from 2008 to 2023 concluded that no significant accuracy, precision, or contamination issues were observed. Data verification from data collected before 2021 included data entry error checks, visual inspections in 3D of important data, review of historical data and assay results collected between 2018 and 2020. No significant transcription errors were observed. Bias related to RC Cubex field sampling procedure has not yet been fully assessed. However, the assessment of accuracy, contamination, and precision at Central, PGL and JC laboratories confirms that assay results are suitable to support Resource Estimation.

Data verification from data collected before 2020 by previous operators included data entry error checks, review of historical data and assay results. No significant transcription errors were observed. Since 2021, data verification consists in data entry errors checks, review of the quality assurance and quality control assay results, verifying the position of collars relative to the underground workings, down-hole deviation relative to drill trace, lithology, and assay intervals relative to the three-dimension geological models.

No significant errors have been detected during this verification and the analysis of quality assurance and quality control data indicates no significant accuracy, precision, or contamination issues from assay results were observed. The data validation and verification procedures carried out since 2007 complied with industry standards and it is considered suitable to support Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

The mineralized material at Jerritt Canyon is classified as double refractory ore that contains relatively high concentrations of sulfide sulfur in addition to organic carbon. Since 1989, whole ore roasting started to be applied for processing crushed and milled material. The roasted product is then quenched, cyanide leached and refined to produce gold doré bars.

As a matured operation, there are years of processing data which can be used as the basis for recovery projections. In addition, in 2021, three representative samples were prepared and submitted to the Hazen research laboratory for analytic analysis, X-ray diffraction analysis, and for Bond ball mill work index (BWI) determinations. The analytic results confirmed the presence of organic carbon (0.7 to 0.9 wt%) and sulfide sulfur (1 to 2.3 wt%), the X-ray diffraction analysis showed that quartz, dolomite, muscovite, and calcite are the main minerals in the material, and the comminution testwork demonstrated a soft to moderate level of grindability with Bond ball mill work index ranging from 11 to 13 kWh/t. In 2021, Hazen research laboratory conducted grind, roast and leach recovery tests and these tests suggested that the suitable grind size falls within the range of 75 to 100 µm, which was in accordance with recent processing practice prior to the temporary suspension of mining activities at the mine In March 2023.

The projected gold recovery for Mineral Resource estimates at Jerritt Canyon is 82.3% based on the head grade, relying on the established historical daily gold grade-recovery relationship. This historical gold grade-recovery relationship is updated monthly at a minimum and is also compared to laboratory results to continue to validate it against plant performance.

The operation has been mine limited for many years averaging 2,000-2,500 tonnes processed per day compared to the permitted processing limit of 4,100 tons per day. As a result, extensive variability testing has not been completed as all ore mined is processed. The material is sorted by sulfide and organic carbon content and blended to target fuel value in the roaster to obtain necessary roasting temperatures and conditions. Minimal variability testing completed between the Smith Mine and SSX Mine does not indicate a difference in performance.

There are no known deleterious elements in the doré processed. The gold mineralization contains significant levels of mercury but there are controls in the process to manage mercury.

Mineral Resource Estimates

The block model Mineral Resource estimates for the Jerritt Canyon deposits are based on the current database of exploration drill holes, the geological interpretations and models, as well as surface topography and underground and open pit mining excavation wireframes. Geostatistical analysis, analysis of semi-variograms, block model resource estimation, and validation of the model blocks were completed.

The drill hole composite samples were evaluated for high-grade outliers and those outliers were capped to values considered appropriate for estimation. Capping of composite sample values was limited to a few extreme values. Outlier restriction was also used to limit the influence of high-grade samples.

The dominant gold mineralization trends were identified based on the modeled host rock geometry for each domain. To establish the gold grade continuity within the domains, model variograms for composite values were developed along the trends identified, and the nugget values were established from downhole variograms.

Block grades were estimated by ordinary kriging. The method chosen considered the characteristics of the domain, data spacing, variogram quality, and which method produced the best representation of grade continuity. The grade estimation was completed in two successive passes. The first pass only estimated blocks within a restricted short distance from the composite samples. The second pass applied less restrictive criteria.

The Mineral Resources were classified into Measured, Indicated, or Inferred categories based on the confidence in the geological interpretation and models, the confidence in the continuity of metal grades, the sample support for the estimation and reliability of the sample data, and on the presence of underground mining development.

The Mineral Resource estimates were evaluated for reasonable prospects for eventual economic extraction by application of input parameters based on assumed mining costs and metallurgical recoveries. Parameters including operating costs, metallurgical recovery, long-term forecast metal prices and other technical and economic factors were used. These economic parameters result in gold resource cut-off grades of 2.43 g/t for estimates potentially amenable to underground mining methods and 0.99 g/t for estimates potentially amenable to open pit mining methods.

Wireframe models of the underground and open pit mining excavations at Jerritt Canyon were evaluated into the block models for all domains. These volumes were used to deplete the block model Mineral Resource estimates prior to reporting estimates. Regions within the mine that are in situ but judged to be un-mineable were also removed from the estimates.

The Mineral Resource estimates for Jerritt Canyon are summarized in Table 22 and Table 23 using the Au cut-off grades appropriate for the underground or open pit mining methods assigned to each domain. Measured and Indicated Mineral Resources have an effective date of December 31, 2023.  From December 31, 2022 to December 31, 2023, the Measured and Indicated Mineral Resource estimates for Jerritt Canyon increased 17% in terms of tonnage and increased 9% in terms of gold metal content. The Inferred Mineral Resource estimates increased 30% in terms of tonnage and increased 22% in terms of gold metal content. The changes are primarily due to a successful drilling program at the SSX and Smith mines that expanded new mineralized zones as well as modelling contributions, along with an overall decrease in gold cut-off grade from assumptions related to increased metal price and decreased costs from a self performed mining assessment.

Table 22: Jerritt Canyon Mineral Resource Estimates, Measured and Indicated Category
(Effective date December 31, 2023)

Category / Area	Mineral Type	Tonnage	Grades		Metal Content
		k tonnes	Au (g/t)	Ag-Eq (g/t)	Au (k Oz)	Ag-Eq (k Oz)

Measured Smith Mine	Sulphides	3,225	4.91	401	509	41,540
Measured SSX Mine	Sulphides	2,423	5.69	465	443	36,190
Measured Saval	Sulphides	26	4.33	353	4	300
Measured Starvation	Sulphides	42	7.31	597	10	810
Total Measured (UG)	Sulphides	5,717	5.25	429	966	78,850

Smith Mine (UG)	Sulphides	1,914	5.19	423	319	26,050
SSX Mine (UG)	Sulphides	1,423	5.73	468	262	21,400
West Generator (UG)	Sulphides	299	5.93	484	57	4,650
Murray Mine (UG)	Sulphides	336	6.24	509	67	5,500
Winters Creek (UG)	Sulphides	198	4.28	349	27	2,220
Saval (UG)	Sulphides	192	4.14	338	26	2,080
Starvation (UG)	Sulphides	71	6.96	568	16	1,310
Burns Basin (UG)	Sulphides	58	4.29	350	8	650
Total Indicated (UG)	Sulphides	4,490	5.42	442	782	63,860

Wright Window (OP)	Sulphides	161	3.25	266	17	1,380
Saval (OP)	Sulphides	240	2.84	232	22	1,780
Burns Basin (OP)	Sulphides	310	3.98	325	40	3,240
Total Indicated (OP)	Sulphides	711	3.43	280	78	6,400

Total Indicated (UG + OP)	Sulphides	5,202	5.15	420	861	70,260

Total Measured & Indicated (UG & OP)	Sulphides	10,918	5.20	425	1,827	149,110

Table 23: Jerritt Canyon Mineral Resource Estimates, Inferred Category
(Effective Date March 31, 2023)

Category / Area	Mineral Type	Tonnage	Grades		Metal Content
		k tonnes	Au (g/t)	Ag-Eq (g/t)	Au (k Oz)	Ag-Eq (k Oz)

Smith Mine (UG)	Sulphides	1,726	6.02	491	334	27,260
SSX Mine (UG)	Sulphides	6,901	4.59	375	1,019	83,160
West Generator (UG)	Sulphides	587	5.28	431	100	8,130
Murray Mine (UG)	Sulphides	1,271	5.25	428	214	17,500
Winters Creek (UG)	Sulphides	487	4.69	383	74	6,000
Saval (UG)	Sulphides	313	3.74	305	38	3,070
Starvation (UG)	Sulphides	44	5.40	441	8	620
Burns Basin (UG)	Sulphides	236	4.42	361	34	2,740
Total Inferred (UG)	Sulphides	11,565	4.89	399	1,819	148,490

Wright Window (OP)	Sulphides	43	2.89	236	4	320
Saval (OP)	Sulphides	393	2.65	216	34	2,730
Burns Basin (OP)	Sulphides	426	3.53	288	48	3,950
Total Inferred (OP)	Sulphides	862	3.10	253	86	7,010

Total Inferred (UG + OP)	Sulphides	12,427	4.77	389	1,905	155,500

(1) Mineral Resource estimates are classified in accordance with the 2014 CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) The Mineral Resources estimates are based on internal estimates prepared as of December 31, 2023.

(3) The Mineral Resource estimates were prepared under the supervision of, or were reviewed by, David Rowe, CPG, Internal QP for First Majestic, a Qualified Person, as that term is defined in NI 43-101.

(4) All mineral resource estimates are for deposits considered amenable to underground mining (UG) except those marked by (OP), which assumed open pit assumptions and parameters.

(5) Metal price used in the Mineral Resource estimates was $2,000/oz Au.

(6) Mineral resources potentially amenable to underground mining methods are reported within conceptual mineable shapes above a cut-off grade of 2.43 g/t Au and Mineral Resources amenable to open pit mining methods are reported from within a conceptual shell above a cut-off grade of 0.99 g/t Au.

(7) Key assumptions used when considering reasonable prospects for mineralization potentially amenable to underground mining methods included: gold price; direct mining cost US$93.39/t mined; process cost of US$66.57/t milled; indirect and general and administrative costs of US$20.06/t milled; sustaining costs of US$14.38/t milled, metallurgical recovery of 82.30%; gold payable 99.90.

(8) Key assumptions used when considering reasonable prospects for mineralization potentially amenable to open pit mining methods included: gold price; direct mining cost US$3.0/t mined; process cost of US$66.57/t milled; indirect and general and administrative costs of US$10.00/t milled; sustaining costs of US$14.38/t milled, metallurgical recovery of 82.30%; gold payable 99.90; conceptual maximum pit slope angles of 40 degrees.

(9) Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces.

(10) Totals may not add up due to rounding.

Risk factors that could materially impact the Mineral Resource estimate include metal price assumptions; changes to mining cost assumptions; changes in the interpretations of mineralization geometry and continuity of mineralized zones; changes to geotechnical, mining, and metallurgical recovery assumptions; and changes to the assumptions related to the continued ability to access the site, retention mineral and surface right titles, maintaining required environmental and other regulatory permits, and maintain the license to operate.

Recommendations

The 2023 Jerritt Canyon Technical Report recommends that mineral exploration continues at the property and that studies be completed to at least pre-feasibility level to support a Mineral Reserve estimation. If Mineral Reserve estimates are promising, then further work may be conducted in support of a re-start of mining operations. The authors recommend a two-phase program of work, with an overall budget recommendation of between $44 million and $73 million.

Phase 1 recommendations are estimated to cost between $21 million to $37 million and consist of:

  Exploration for additional high quality (high grade and continuous) mineralized material:
    Surface and underground mapping, surface rock and soil sampling, estimated cost of $200,000 to $400,000:
    Geophysical surveying (seismic, induced polarization, magnetics) estimated cost of $300,000 to $1 million:
    Drill test geologically prospective, volumetrically large untested areas. Each drill hole in the exploration program will be drilled contingent on the results of the previous drill hole. If no significant alteration, structures, or mineralization are encountered in a drill target area, the drill metres planned for that drill target may be allocated to another drill target. The estimated drilling budget cost is $20 million to $35 million for between 240,000 and 420,000 feet of drilling (estimated at ~$83/foot all in drilling cost).
  Update mine design aiming to improve the capital development per ton of mineralization and increase the expected bulk tonnage mining methods at an estimated cost of $100,000 to $150,000.

Phase 2 recommendations are contingent on the results of Phase 1 and would consist of infill drilling programs and the advance of at least pre-feasibility level studies. Phase 2 is estimated to cost $23 million to $36 million and would consist of:

  Pre-feasibility level studies:
    Geotechnical studies to improve understanding and modelling of expected rock quality and required ground support, expected cost of $300,000 to $600,000.
    Hydrogeological studies, tests and upgrades to dewatering wells to improve capability to forecast dewatering rates and water quality, expected cost of $2 million to $4 million.
    Detailed mine design and Owner-operated vs contractor mining trade-off study. The estimated cost is $300,000 to $600,000.
    Comminution testing to improve the existing crushing, drying, and grinding circuits. Grind recovery relationships should also be investigated. Another study aspect is to determine how to efficiently modify and weatherize the plant for sustained year-round operation. The estimated cost is $300,000 to $500,000.
    Evaluation of all major infrastructure to assess required updated/upgrades and operation sustainability including, but not limited to, water management systems, mine infrastructure, site buildings and process equipment. The estimated cost is $200,000 to $500,000.
  Infill Drilling
    Infill drilling programs designed to increase confidence in the mineral resource estimates. The estimated cost for the infill drilling program is $20 million to $30 million for between 220,000 and 330,000 feet of drilling (estimated cost of $90/ft all in cost).

Mining Operations

The Jerritt Canyon property started operations in 1980. Between 1981 and 1999, mining was carried out by open pit. Underground operations began in 1993 with the opening of the Murray mine and West Gen underground mine. Underground operations started in 1997 at SSX, and continued until 2008 with production from the Steer, Murray, MCE, Smith, West Generator, and Saval deposits. In 2009, a new mine plan was prepared. Underground mining from the Smith deposit recommenced in late January 2010 and underground mining at SSX recommenced in early October 2010.

Mining was carried out using the underhand cut-and-fill mining method at the Smith, SSX, Saval II and WestGen mines. A significant portion of the Mineral Resources at Smith and SSX are located below the water table and requires dewatering. Dewatering infrastructure, including pumps, dewatering wells and water treatment facilities are in operation. A regional geohydrological model study is ongoing with the objective of improving the design and sequencing of the dewatering infrastructure.

The Company announced the temporary suspension of mining activities at Jerritt Canyon on March 20, 2023. During the suspension, the Company processed 45k tonnes of aboveground stockpiles through the plant. Additional plans for 2024 include:

• Explore for new regional discoveries and expand current known reserves and resources.

• Analyze the optimization of bulk mining and cost-effective mining methods.

• Complete the geohydrological models to support the design of additional dewatering infrastructure.

• Continue the studies to optimize the backfill for ground support.

• Plant optimization and dewinterization studies.

Processing and Recovery Operations

The processing facilities at Jerritt Canyon are designed to operate at a rate of 4,500 tons per day ("tpd") with an operating availability of 90% and are permitted to operate at 4,100 tpd. The facilities include, primary crushing, ore drying, secondary crushing, tertiary crushing, dry grinding, roasting, thickening, CIL, carbon stripping, carbon reactivation, electrowinning, electrowinning sludge refining, oxygen plant, cooling pond, water evaporation pond, and tailing impoundment.

Infrastructure, Permitting and Compliance Activities

Jerritt Canyon has been in commercial production for approximately 42 years and the infrastructure to support a mining and milling operation is established. Surface rights to sustain mining operations on the Jerritt Canyon property are secured through current ownership and claim holder rights. The current infrastructure includes:

  Access roads
  Power supply and distribution
  Office buildings
  Warehouse facilities
  Maintenance shops
  Laboratory facilities
  Communication networks
  Onsite security
  TSFs
  Water management systems

The main access road is approximately seven miles long and is a 6.7 m wide paved road between Nevada highway 225 and the mill site. A 30 m wide haul road provides access between the mines and the mill site. This road network is approximately 27 km long.

Power to Jerritt Canyon is purchased from Nevada Energy through a 125 kV, three-phase transmission line. Monthly power consumption is approximately 8.0 MWh.

Water available on site is sufficient to support all mining and milling operations. All water used at Jerritt Canyon is from permitted and certificated water rights held by JCG and regulated by the Nevada Division of Water Resources.

For the management and disposal of tailings and reduction of surplus process solutions, Jerritt Canyon operates one active tailings storage facility ("TSF 2") and two main process water storage facilities which include the water storage reservoir ("WSR") and the evaporation pond. Jerritt Canyon also operates two process water treatment plants ("WTP") to remove process water contaminates in an effort to reduce process water inventories and maintain an overall negative site water balance. JCG is currently in the process of closing and reclaiming TSF-1, which was the first tailing storage facility constructed and continuously operated at Jerritt Canyon between 1980 and 2014.

TSF 2 was originally commissioned in 2013 as TSF 2 Phase 1 to store approximately 3.7 Mt of tailings. In 2018, TSF 2 was expanded as to store an additional 1.5 Mt of tailings. Tailings slurry is delivered to the TSF 2 in a slurry consisting of 40 tons solids to 60 tons water by weight. The TSF 2 Phase 3 was designed to contain an additional 1.1 Mt of tailings and was completed in 2021.

TSF 2 Phase 4 was designed to allow storage of an additional 1.7 Mt of tailings and was completed in Q3-2021. Assuming a production rate of 2,350 tpd, TSF 2 Phase 4 holds a reminder capacity of approximately 9 months.

After TSF 2 Phase 4 is filled to capacity, JCG plans to dispose of future tailings in the previously designed and approved TSF 3, which is the existing WSR that will be converted to accept tailings disposal. The WSR's conversion to TSF 3 will allow disposal of approximately of 2.4 Mt of tailings. At an assumed average production rate of 2,350 tpd, TSF 3 would provide approximately 2.6 years of additional tailings storage.

The process WTP was constructed to eliminate the surplus process water inventory located in the Jerritt Canyon WSR and evaporation pond and to create additional storage capacity for future tailings storage. The process WTP's treated permeate is disposed of in injection wells while its brine concentrate is disposed of in the evaporation pond.

Jerritt Canyon has been in operation since 1981. Prior to and during operation, numerous environmental studies and evaluations have been conducted to support permit applications and operations. An Environmental Impact Statement was completed, and the Record of Decision was issued in 1980. Operating permits are in place and current.

The historic operation of Jerritt Canyon resulted in a number of material environmental concerns, including air emission exceedances, ground water contamination from the TSF1 tailings storage facilities, lack of water treatment capacity, and surface water contamination from the Rock Disposal Areas (RDAs). The Company inherited this legacy and has been working diligently to mitigate the concerns since it took over the operation on April 30, 2021.

There are historic environmental issues that may have the potential to impact JCG's ability to extract mineral.  These issues are being addressed through discussions with the NDEP.   Below is a list of items and actions that may require some additional investment at site:

  Notice of Alleged Violations related to the Class I Air Quality Operating Permit and the Mercury Operating Permit to Construct. Mitigation efforts are in progress and have demonstrated the ability to achieve permit requirements.
  Exceedances of the Reference Value groundwater quality standards for various metals related to the UIC permit. Currently the impacted groundwater is captured and sent to the water treatment plant for treatment and reinjection to groundwater.
  High and increasing concentrations of multiple constituents of concern including TDS and sulfate in surface water associated with seepage from four Rock Disposal Areas (RDAs). These will be addressed though either active or passive remediation systems and are currently covered by an Environmental Trust Fund established by the NDEP.  This trust was funded in October 2022 ($17.6M) and shall be reviewed by JCG and the NDEP every third October thereafter (so long as the trust agreement remains in effect) to evaluate its sufficiency to satisfy the post-closure activities of operating and maintaining the water treatment system to address seepage, if any, from the RDAs.
  High and increasing concentrations of multiple constituents of concern including TDS, sulfate and other constituents of concern from multiple groundwater monitoring locations associated with seepage from TSF 1. Currently impacted groundwater is captured through a series of interceptor wells and sent to the WTP for treatment and reuse in the process circuit.
  Water treatment capacity related to water treatment facilities. JCG has made significant improvements to the operation of the water treatment plants resulting in adequate treatment of impacted waters.

On August 26, 2021, the NDEP issued 10 Notices of Alleged Violation (collectively, the “2021 NOAVs”) that alleged the Company (doing business as JCG) had violated various air permit conditions and regulations applicable to operations at the Jerritt Canyon Mine. The 2021 NOAVs are related to compliance with emission monitoring, testing, recordkeeping requirements, and emission and throughput limits.  The Company filed a Notice of Appeal on September 3, 2021, challenging the 2021 NOAVs before the Nevada State Environmental Commission (“NSEC”). The Company raised various defenses to the 2021 NOAVs, including that it was not liable for the violations because it was not the owner/operator of the Jerritt Canyon Mine during the period the alleged violations began (on April 30, 2021, the Company acquired Jerritt Canyon Canada Ltd, which, through subsidiaries, owns and operates the Jerritt Canyon Mine). There is currently no hearing scheduled or any scheduling order in the matter, and the parties have yet to engage in discovery.

JCG developed an environmental action plan to address the air permit violations.  The action plan consisted of two phases:  Phase I involved the analysis and development of remediation solutions, and Phase II included the implementation of these solutions.  The remediation plan was jointly developed with third-party experts, JCG and the NDEP.

On March 8, 2022, NDEP issued an additional four Notices of Alleged Violations (collectively, the “2022 NOAVs”) to JCG for alleged noncompliance of an Air Quality Operating permit and Mercury Operating Permit to Construct.  The 2022 NOAVs relate to alleged exceedances of a mercury emission limitations, exceedances of operating parameters, installation of equipment, and recordkeeping requirements.  JCG filed a Request for Hearing with the NSEC on March 18, 2022, that challenged the bases for the alleged 2022 NOAVs, and any potential penalties associated with the 2022 NOAVs. As part of the filing, JCG waived its right to a hearing within 20 days of the NSEC’s receipt of the Request for a Hearing.

In addition to the action plan to address the air permit NOAVs, JCG has developed an action plan to address all other known environmental issues at Jerritt Canyon, working in collaboration with the NDEP.  JCG has not received any additional NOAVs since the 2022 NOAV.  At this time the estimated amount of any potential fines or penalties for the 2021 NOAV or the 2022 NOAV cannot be reliably determined.

Approved closure and reclamation plans are in place for Jerritt Canyon.  Total reclamation expenses incurred in 2023 were $0.4 million.  An updated reclamation plan and cost estimate was submitted to NDEP in November 2021.  Revised plans were submitted in April 2022 and December 2023.  The December 2023 plan is currently under review by NDEP and approval is expected in 2024.  The anticipated increase in bonding requirements for Jerritt Canyon is approximately $23 million.

Non-Material Properties

San Martín Silver Mine, Jalisco State, Mexico

The San Martín Silver Mine (San Martin mine) is an underground silver and gold mine and processing facility in Jalisco State, Mexico, approximately 250 km north of the state capital city of Guadalajara, and owned by the Company's wholly owned indirect subsidiary, Minera El Pilón, S.A. de C.V. The Company acquired the San Martin mine in 2006 and operated it until July 2019 when it was placed on temporary suspension due to increased insecurity in the area caused by organized criminal groups and safety concerns for the Company's workforce.  Although the Company has made repeated attempts to secure the operations and continue with its care and maintenance program, increasing violence and safety concerns resulted in the Company removing all of its remaining workforce from the area in 2021 and the mine and plant are currently occupied and under the de facto control of an organized criminal group. The Company has repeatedly requested all applicable governmental authorities to take action to secure the area but, to date, the Mexican government has failed to take any such action and the Company's own efforts have been unsuccessful. Due to this situation the Company has been unable to carry out proper care and maintenance of the mine and plant and tailings storage facilities and the Company has limited information as to the current state of repair at the mine, including the tailing storage facility. As a result, the Company may face additional unexpected costs in the event of a re-start of mining at San Martin.

The surface infrastructure includes a 1,300 tpd cyanidation processing facility, temporary ore stockpiles, a tailings storage facility, water management and diversion structures, a drill core and logging shack, power substations, and power lines. There are also onsite support facilities for the operations, which are located near the plant and include the main administrative offices, warehouse, assay laboratory, maintenance buildings, cafeteria and other employee housing. Existing underground workshop facilities in the Rosario mine include a washing bay, a lube station, and several repair stations for mobile equipment.

Since its acquisition of the mine in 2006 First Majestic has completed 195,628 metres in 1,125 diamond drill‐holes. No mining, drilling or exploration has been carried out since the mine was placed on temporary suspension in 2019. A buttressing program was started on tailings impoundment #2 as part of the company's stability and reclamation/closure program but, due to the removal of the Company's workface, has not been completed. The Company continues to request assistance from the Mexican Government and the Canadian Embassy to address the situation.

Table 24 below shows the Mineral Resources for the San Martin mine.

Table 24: Internal Mineral Resource Estimates for the San Martin Silver Mine

(Effective Date of December 31, 2020)

Category/ Area	Mineral Type	Tonnage	Grades			Metal Content
		kt	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
Measured Intermedia Zone (UG)	Oxides	5	215	0.04	218	30	-	30
Measured La Veladora (UG)	Oxides	54	240	0.24	261	420	0.4	460
Measured Other Veins (UG)	Oxides	11	128	1.34	241	50	0.5	90
Total Measured (UG)	Oxides	70	221	0.40	255	500	0.9	580

Indicated Rosario (UG)	Oxides	521	247	0.64	301	4,130	10.7	5,030
Indicated Intermedia Zone (UG)	Oxides	133	358	0.18	373	1,530	0.8	1,590
Indicated La Veladora (UG)	Oxides	93	322	0.31	348	960	0.9	1,040
Indicated Hediondas (UG)	Oxides	54	299	0.84	370	520	1.5	640
Indicated La Lima (UG)	Oxides	39	233	0.15	245	290	0.2	310
Indicated Zuloaga (UG)	Oxides	52	417	0.03	419	690	-	700
Indicated Other Veins (UG)	Oxides	67	183	1.02	269	390	2.2	580
Total Indicated (UG)	Oxides	958	277	0.53	321	8,510	16.3	9,890

M+I Rosario (UG)	Oxides	521	247	0.64	301	4,130	10.7	5,030
M+I Intermedia Zone (UG)	Oxides	138	352	0.17	367	1,560	0.8	1,630
M+I La Veladora (UG)	Oxides	148	292	0.29	316	1,380	1.4	1,500
M+I Hedionda (UG)	Oxides	54	299	0.84	370	520	1.5	640
M+I La Lima(UG)	Oxides	39	233	0.15	245	290	0.2	310
M+I Zuloaga (UG)	Oxides	52	417	0.03	419	690	-	700
M+I Other Veins (UG)	Oxides	78	176	1.06	265	440	2.6	660
Total Measured and Indicated (UG)	Oxides	1,028	273	0.52	317	9,010	17.2	10,470

Category / Area	Mineral Type	Tonnage	Grades			Metal Content
		kt	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
Inferred Rosario (UG)	Oxides	830	219	0.53	263	5,840	14.1	7,020
Inferred Intermedia Zone (UG)	Oxides	97	303	0.20	320	950	0.6	1,000
Inferred La Veladora (UG)	Oxides	27	220	0.22	238	190	0.2	200
Inferred Hediondas (UG)	Oxides	150	253	0.65	308	1,220	3.1	1,480
Inferred La Lima (UG)	Oxides	376	218	0.07	223	2,630	0.8	2,700
Inferred Zuloaga (UG)	Oxides	897	245	0.08	252	7,070	2.3	7,270
Inferred Other Veins (UG)	Oxides	156	100	1.63	237	500	8.2	1,190
Total Inferred (UG)	Oxides	2,533	226	0.36	256	18,400	29.3	20,860

Del Toro Silver Mine, Zacatecas State, Mexico

The Del Toro Silver Mine (Del Toro mine) is an underground silver, lead and zinc mine and processing facility located in Zacatecas State, Mexico, approximately 150 km northwest of the state capital city of Zacatecas, and is owned by the Company's wholly owned indirect subsidiary, First Majestic Del Toro S.A. de C.V. The Company operated the mine from 2004 until 21 January 2020 when mining operations were placed on temporary suspension.

Project generation exploration continues, with an emphasis on brownfield and greenfield targets within the property mineral concessions.

The existing surface mining infrastructure includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit which is currently in care and maintenance, workshops, analytical laboratory, temporary ore stockpiles, waste rock and tailings storage facilities, water management and diversion structures, offices, drill core and logging shack, water ponds, power substations and power lines.  The Del Toro mine includes three main independent underground mining areas which are accessed via surface portals, the San Juan mine, the Dolores mine and the Perseverancia mine.

The Mineral Resource estimates for Del Toro are summarized in Table 26.

Table 26: Internal Mineral Resource Estimates for the Del Toro Silver Mine

(Effective Date of December 31, 2020)

Category	Mineral Type	Tonnage	Grades					Metal Content
			Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Pb (M lb)	Zn (M lb)	Ag-Eq (k Oz)

Indicated Dolores (UG)	Sulphides	189	210	0.76	2.21	0.93	338	1,270	4.6	9.2	3.9	2,050
Indicated San Juan (UG)	Sulphides	232	179	0.38	4.57	9.97	484	1,330	2.8	23.4	50.9	3,610
Indicated Perseverancia (UG)	Sulphides	14	201	0.04	4.54	2.49	350	90	-	1.4	0.8	160
Indicated Zaragoza (UG)	Sulphides	5	181	0.17	1.60	0.76	244	30	-	0.2	0.1	40
Subtotal Indicated (UG)	Sulphides	440	193	0.53	3.52	5.75	414	2,720	7.4	34.2	55.7	5,860

Indicated Dolores (UG)	Oxides + Transition	44	238	0.29	2.48	-	317	330	0.4	2.3	-	440
Indicated San Juan (UG)	Oxides + Transition	57	279	0.13	6.41	-	434	510	0.2	8.0	-	800
Indicated Perseverancia (UG)	Oxides + Transition	52	159	0.07	5.47	-	289	270	0.1	6.2	-	480
Subtotal Indicated (UG)	Oxides + Transition	153	226	0.15	4.97	-	351	1,110	0.7	16.7	-	1,720

Total Indicated (UG)	All Mineral Types	592	201	0.43	3.90	4.26	398	3,830	8.1	50.9	55.7	7,580

Category	Mineral Type	Tonnage	Grades					Metal Content
			Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Pb (M lb)	Zn (M lb)	Ag-Eq (k Oz)

Inferred Dolores (UG)	Sulphides	158	223	0.46	2.39	0.74	328	1,140	2.3	8.3	2.6	1,670
Inferred San Juan (UG)	Sulphides	182	186	0.12	4.08	4.49	366	1,080	0.7	16.4	18.1	2,130
Inferred Perseverancia (UG)	Sulphides	12	93	0.11	3.12	3.52	234	40	-	0.9	1.0	90
Inferred Zaragoza (UG)	Sulphides	144	149	0.20	2.57	2.64	269	690	0.9	8.2	8.4	1,250
Subtotal Inferred (UG)	Sulphides	496	185	0.25	3.08	2.73	322	2,950	3.9	33.7	29.8	5,130

Inferred Dolores (UG)	Oxides + Transition	83	167	0.32	2.91	-	258	450	0.8	5.4	-	690
Inferred San Juan (UG)	Oxides + Transition	360	196	0.02	3.30	-	273	2,270	0.2	26.1	-	3,160
Inferred Perseverancia (UG)	Oxides + Transition	247	165	0.08	4.64	-	277	1,310	0.6	25.3	-	2,200
Subtotal Inferred (UG)	Oxides + Transition	690	182	0.08	3.74	-	272	4,030	1.6	56.8	-	6,050

Inferred Total (UG)	All Mineral Types	1,186	183	0.15	3.46	1.15	293	6,980	5.5	90.5	29.8	11,180

Risk Factors

Investment in securities of the Company should be considered speculative due to the high-risk nature of the Company's business and the present stage of the Company's development. The following risk factors, as well as risks currently unknown to the Company, could materially adversely affect the future business, operations and financial condition of the Company and could cause them to differ materially from the estimates described in forward-looking statements herein relating to the Company or the Company's business, property or financial results, each of which could cause investors to lose part or all of their investment in the Company's securities. The risks set out below are not the only risks the Company faces; risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also materially and adversely affect the Company's business, financial condition, results of operations and prospects. Investors should carefully consider the following risk factors along with the other information set out in this AIF prior to making an investment in the Company. While First Majestic engages in certain risk management practices, there can be no assurance that such measures will limit the occurrence of events that may negatively impact the Company as many factors are beyond the control of the Company. In addition to the other information presented in this AIF, the risk factors that follow should be given special consideration when evaluating an investment in the Company's securities.

Public Health Crises

Global financial conditions and the global economy in general have at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events, such as the COVID‐19 pandemic.  Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics or other health crises.  Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

The Company's business could be materially adversely affected by the effects of the COVID‐19 pandemic or other public health crises.  The Company has modified its measures to monitor, combat and manage the impact of COVID-19 at its operations.  The Company also continues to provide sanitary support for the local communities in which it operates.  Due to the potential for new variants of COVID-19, future disruptions to business internationally and related financial impact on the Company and the economy in general cannot be estimated with any degree of certainty at this time.

During 2023, the Company continued to take certain preventative control measures.  These measures included continuing education and, where appropriate, voluntary vaccination campaigns to avoid illnesses related to COVID-19, COVID-19 variants, and the seasonal flu.  Monitoring of worker wellness or fitness for duty, as recommended by the Mexican, US and Canadian Governments health agencies, continues.

There is no guarantee that the Company will not experience disruptions to some of its active mining operations due to restrictions related to COVID-19 or other public health crises in the future.  Any resurgence of COVID‐19 or the spread of other public health crises could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company's exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties, resulting in reduced production volumes.  Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely.  Any such disruptions could have an adverse effect on the Company's production, revenue, net income and business. In addition, parties with whom the Company does business or on whom the Company is reliant, including suppliers and refineries may also be adversely impacted by public health crises which may in turn cause further disruption to the Company's business, including delays or halts in availability or delivery of consumables and delays or halts in refining of ore from the Company's mines.  The impact of public health crises and government responses thereto may also have an impact on financial markets and could constrain the Company's ability to obtain equity or debt financing in the future, which may have a material and adverse effect on its business, financial condition and results of operations.

Operational Risks

Inaccuracies in Production and Cost Estimates

From time to time, the Company prepares estimates of future production and future production costs for operations. No assurance can be given that production and cost estimates will be achieved. These production and cost estimates are based on, among other things, the following factors: the accuracy of Mineral Reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; equipment and mechanical availability; labour; and the accuracy of estimated rates and costs of mining and processing, including the cost of human and physical resources required to carry out the Company's activities. Failure to achieve production or cost estimates, or increases in costs (including as a result of inflation), could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; and risks and hazards associated with mining described under "Operating Hazards and Risks" in this section of the AIF. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors including: dilution, widths, ore grade and metallurgy, labour costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve production estimates could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Future Exploration and Development Activities

The Company has projects at various stages of development and there are inherent risks in the development, construction and permitting of all new mining projects or in restarting production at any of the Company's non-producing mines. Exploration and development of mineral properties involves significant financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish economic reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting precious metals from ore. The Company cannot ensure that its current exploration and development programs will result in profitable commercial mining operations. Also, substantial expenses may be incurred on exploration projects which are subsequently abandoned or otherwise disposed of due to poor exploration results or the inability to define resources which can be developed and mined economically.

The economic feasibility of development projects or of the Company's non-producing mines is reliant upon many factors, including the accuracy of Mineral Reserve and Mineral Resource estimates, metal recoveries, capital and operating costs, government regulations relating to prices, taxes, royalties, land tenure, land use, importing, exporting, environmental protection, and metal prices, which are highly volatile. Commencing production at development projects or restarting production at any of the Company's non-producing mines are also subject to the successful completion of economic evaluations or feasibility studies, issuance of necessary governmental permits and availability of adequate financing. Furthermore, material changes in developing resources into economically viable Mineral Reserves can be affected by ore grades, widths and dilution or metal recoveries at any project.

Development projects have no operating history upon which to base estimates of future cash flow. Estimates of Proven and Probable Mineral Reserves, Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources are, to a large extent, based upon detailed geological and engineering analysis. Further, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven or Probable Mineral Reserves as a result of continued exploration.

Need for Additional Mineral Reserves

Because mines have limited lives based primarily on Proven and Probable Mineral Reserves, the Company must continually replace and expand its Mineral Reserves as the Company's mines produce metals. The ability of the Company to maintain or increase its annual production of metals and the Company's future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production and to continue to invest in exploration and development at the Company's existing mines or projects in order to develop resources into minable economic Mineral Reserves.

Failure to identify additional mineral reserves may result in the reduction of mineral production at one or more of the Company's mines and may result in a mine ceasing to be economic, which ultimately may lead to the temporary or permanent closure of the mine. Mine closure involves long-term management of permanent engineered structures and potential acid rock drainage, achievement of environmental closure standards, orderly termination of employees and contractors and, ultimately, relinquishment of the site. The successful completion of these and other associated tasks is dependent on sufficient financial resources and the ability to successfully implement negotiated agreements with relevant governmental authorities, communities, unions, employees and other stakeholders. The consequences of a difficult closure range from increased closure costs and handover delays to ongoing environmental impacts and corporate reputation damage if desired outcomes cannot be achieved.

Operating Hazards and Risks

The operation and development of a mine or mineral property involves many risks which a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

•  major or catastrophic equipment failures;

•  mine, embankment and/or slope failures;

•  deleterious elements materializing in the mined resources;

•  environmental hazards and catastrophes;

•  risks associated with the integrity and stability of tailings storage facilities, including failure or leakages;

•  industrial accidents and explosions;

•  encountering unusual or unexpected geological formations;

•  changes in the cost of consumables, power costs and potential power shortages;

•  labour shortages (including due to public health issues or strikes);

•  availability of water supplies;

•  theft, fraud, organized crime, civil disobedience, protests and other security issues;

•  ground fall and underground cave-ins; and

•  natural phenomena, such as inclement or severe weather conditions, floods, droughts, rockslides and earthquakes.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses, liabilities to third parties and other liabilities.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, water supplies and, in certain cases, air access are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company's projects and may require the Company to construct alternative infrastructure (for example, powerlines and other energy-related infrastructure). If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation of the Company's projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company's mines and other projects will not be higher than anticipated. In addition, unusual weather phenomena, sabotage, terrorism, non-governmental organization ("NGO") and governmental or other community or indigenous interference in the maintenance or provision of such infrastructure could adversely affect the Company's business, operations and profitability.

While the Company believes that it has adequate infrastructure to support current operations, future developments could limit the availability of certain aspects of the infrastructure. The Company could be adversely affected by the need for new infrastructure. There can be no guarantee that the Company will be successful in maintaining adequate infrastructure for its operations which could adversely affect the Company's business, operations and profitability.

Future increases in metal prices may lead to renewed increases in demand for exploration, development and construction services and equipment used in mineral exploration and development activities. Such increases could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability and may cause delays due to the need to coordinate the availability of services or equipment, any of which could materially decrease project exploration and development and/or increase production costs and limit profits.

Aviation Risk

Certain of the Company's mineral properties are accessed primarily through air travel, including airplane and helicopter. An airplane or helicopter incident resulting in loss of life, facility shutdown or regulatory action could result in liability to the Company. In addition, any such incident may result in reduced access or loss of access to a particular facility which the Company may or may not be able to mitigate by alternative air or ground-based travel methods. Accordingly, any such incident could have a material adverse effect on the operations of the Company.

Governmental Regulations, Licenses and Permits

The Company's mining, exploration and development projects are subject to extensive laws and regulations which vary based on the jurisdiction in which the projects are located. Such laws and regulations govern various matters which may include exploration, development, production, price controls, exports, taxes, mining royalties, environmental levies, labor standards, expropriation of property, maintenance of mining claims, land use, land claims of local people, water use, waste disposal, power generation, protection and remediation of the environment, reclamation, historic and cultural resource preservation, mine safety, occupational health, and the management and use of toxic substances and explosives, including handling, storage and transportation of hazardous substances.

Such laws and regulations may require the Company to obtain licenses and permits from various governmental authorities. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by the Company. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements.

Amendments to Mining and Other Related Laws in Mexico

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the "Decree"), which became effective on May 9, 2023.  The Decree amends the mining and water laws, including: (i) the duration of the mining concession titles, (ii) the process to obtain new mining concessions (through a public tender), (iii) imposing conditions on water use and availability for the mining concessions, (iv) the elimination of “free land and first applicant” scheme; (iv) new social and environmental requirements in order to obtain and keep mining concessions, (v) the authorization by the Ministry of Economy of any mining concession’s transfer, (vi) new penalties and cancellation of mining concessions grounds due to non-compliance with the applicable laws, (vii) the automatic dismissal of any application for new concessions, and (viii) new financial instruments or collaterals that should be provided to guarantee the preventive, mitigation and compensation plans resulting from the social impact assessments, among other amendments. These amendments are expected to have an impact on our current and future exploration activities and operations in Mexico and the extent of such impact is yet to be determined but could be material for the Company. On June 7, 2023, the Senators of the opposition parties (PRI, PAN and PRD) filed a constitutional action against the Decree, which is pending to be decided by Plenary of the Supreme Court of Justice. During the second quarter of 2023, the Company filed various amparo lawsuits, challenging the constitutionality of the Decree. As of the date of this AIF, some of these amparos have been granted in favour of the Company, whilst others are still pending before the District Courts.

The Company's income and its mining, exploration and development projects, could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in applicable government policies affecting investment, mining and repatriation of financial assets, by shifts in political attitudes and by exchange controls.  The effect, if any, of these factors cannot be accurately predicted. Further, there can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the Company's projects.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company's mining, exploration and development activities and operations in compliance with such laws and regulations are significant.  It is possible that the costs and delays associated with compliance with such laws and regulations, and new taxes, could become such that the Company would not proceed with mining, exploration and development at one or more of its properties.  Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Company's mining, exploration and development projects could result in substantial costs and liabilities for the Company, such that the Company would halt or not proceed with mining, exploration and development at one or more of its properties.

Evolving Foreign Trade Policies

New tariffs and evolving trade policy between the United States and other countries, including China, Mexico and Canada, may have an adverse effect on the Company's business and results of operations. There is currently significant uncertainty about the future relationship between the United States and various other countries, including China, Mexico and Canada, with respect to trade policies, treaties, government regulations and tariffs. Any increased restrictions on international trade or significant increases in tariffs on goods could potentially disrupt the Company's existing supply chains and impose additional costs on the Company's business.

NAFTA is an agreement signed in 1994 by Canada, México and the United States creating a trilateral trade bloc in North America. On November 30, 2018, the three countries entered into a new trade agreement (variously referred to as USMCA or United States- Mexico -Canada Agreement) to replace NAFTA, and such agreement has now been ratified by all three countries.  Among other things, USMCA requires its member countries to respect international labour standards including rights to free association and collective bargaining and to uphold their labour laws. Although management has determined that there have been no material effects to date on its operations regarding these developments, management cannot predict future potentially adverse developments in the political climate involving Canada, the United States and Mexico and thus these may have an adverse and material impact in the future on the Company's operations and financial performance.

In addition, a number of countries, including Canada, the United States and Mexico, imposed travel restrictions or closed their borders to foreign nationals at various times during the COVID-19 pandemic. Although, as of the date hereof, such restrictions have been largely removed, there can be no guarantee they will not be reimposed in the future due to resurgence of COVID-19 or in response to other public crises.  Any such restrictions may have a material adverse impact on the Company's operations, income and financial performance.

Natural Protected Areas Risk

Pursuant to the General Law of Ecological Equilibrium and Environmental Protection, the government of Mexico may from time to time establish Natural Protected Areas.  There are a variety of different levels of environmental protection provided under the General Law which limit the economic activity that may be undertaken in any particular Natural Protected Area.  The Mexican government has announced its intention to create additional Natural Protected Areas in Mexico.  Although the Company has not received notice from any governmental entity of the creation of any such areas over land which is part of or nearby to any of the Company's mineral properties there can be no assurance that any such area will not be established in the future.  In the event that a Natural Protected Area is established over land which is a part of or is nearby to any of the Company's mineral properties the Company's activities on such properties may be restricted or prevented entirely which may have a material adverse impact on the Company's business for which the Company may not be entitled to compensation.

Environmental and Health and Safety Regulation Risks

The Company's activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, waste disposal, hazardous substances and mine reclamation rules and permits. Although the Company makes provisions for environmental compliance and reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties.  Environmental regulation is evolving in a manner resulting in stricter standards and the costs of compliance with such standards are increasing while the enforcement of, and fines and penalties for, non-compliance are also becoming more stringent. In addition, certain types of operations require submissions of, and approval of, environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. Climate change regulations may become more onerous over time as governments implement policies to further reduce carbon emissions, including the implementation of taxation regimes based on aggregate carbon emissions. However, the cost of compliance with environmental regulation and changes in environmental regulation have the potential to result in increased cost of operations, reducing the profitability of the Company's operations. There has been increased global attention and the introduction of regulations restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. If legislation restricting or prohibiting the use of cyanide were to be adopted in a region in which the Company relies on the use of cyanide, it would have a significant adverse impact on the Company's results of operations and financial condition as there are few, if any, substitutes for cyanide in extracting metals from certain types of ore.

On August 26, 2021, the NDEP issued 10 Notices of Alleged Violation (the "2021 NOAV") that alleged the Company doing business as Jerritt Canyon Gold, LLC had violated various air permit conditions and regulations applicable to operations at the Jerritt Canyon in Elko County, Nevada.  The 2021 NOAV are related to compliance with emission monitoring, testing, recordkeeping requirements, and emission and throughput limits.

The Company filed a Notice of Appeal on September 3, 2021, challenging the 2021 NOAV before the Nevada State Environmental Commission ("NSEC"). The Company raised various defenses to the 2021 NOAV, including that the Company is not liable for the violations because it was never the owner/operator of Jerritt Canyon during the period the alleged violations began (on April 30, 2021, the Company acquired Jerritt Canyon Canada Ltd, which, through subsidiaries, owns and operates Jerritt Canyon).  There is currently no hearing scheduled or any scheduling order in the matter, and the parties have yet to engage in discovery.

On March 8, 2022, NDEP issued an additional four Notices of Alleged Violations (the "2022 NOAV") to Jerritt Canyon Gold, LLC for alleged exceedances and violations of an Air Quality Operating permit and Mercury Operating Permit to Construct. The 2022 NOAV relate to alleged exceedances of mercury emission limitations, exceedances of operating parameters, installation of equipment, and recordkeeping requirements. The Company filed a Request for Hearing with the Nevada State Environmental Commission on March 18, 2022 that challenged the bases for the alleged 2022 NOAV and any potential penalties associated with the NOAV. JCG and NDEP agreed to waive the 20-day hearing requirement for the 2022 NOAV and the parties have requested that the NSEC withhold schedule a hearing for the 2022 NOAV at this time. At this time any potential fines or penalties for the 2021 NOAV or 2022 NOAV cannot be reliably determined.

The Company intends to, and attempts to, fully comply with all applicable environmental regulations, however the Company's ability to conduct adequate maintenance and safety protocols may be considerably constrained or even prevented in areas where its control is impacted by criminal activities, such as the San Martin mine. Although the Company has repeatedly requested all applicable governmental authorities to take action to secure the area, to date, the Mexican government has failed to take any such action and the Company's own efforts have been unsuccessful. Due to this situation, the Company has been unable to conduct care and maintenance activities at San Martin since its remaining employees were withdrawn in 2021 and the Company has limited information as to the current state of repair at the mine, including the tailing storage facility. As a result, there may be an increased risk that an environmental incident may occur at this operation and, as applicable Mexican laws impose strict liability on the property owner, the Company could incur material financial liabilities and suspension of authorizations as a result.

While responsible environmental stewardship is a top priority for the Company, there can be no assurance that the Company has been or will be at all times in complete compliance with applicable environmental laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company's business, results of operations or financial condition.

Health and Safety Hazards

Workers involved in mining operations are subject to many inherent health and safety risks and hazards, including, but not limited to, contraction of COVID-19, rock bursts, cave-ins, floods, falls of ground, tailings dam failures, chemical hazards, mineral dust and gases, use of explosives, noise, electricity and moving equipment (especially heavy equipment) and slips and falls, which could result in occupational illness or health issues, personal injury, and loss of life, and/or facility and workforce evacuation. These risks cannot be eliminated completely and are controlled through the Company's safety management systems, and may adversely affect the Company's reputation, business and future operations.

Tailings Storage Facility Management

In order to manage the risk in the operation of mining tailings storage facilities ("TSF"), the Company invests in technologies and practices that safely facilitate the handling and storage of mine tailings, in particular the operation of press filters and belt filters in Mexico, and automated pump-back and monitoring systems in Nevada at the Company's Jerritt Canyon mine. Tailing filter presses are also installed at two of the Company's suspended operations at the Del Toro and San Martin mines. All of the Company's operating tailing storage facilities in Mexico are "dry stack" tailing storage facilities and monitored continuously and audited annually to meet all federal and state safety guidelines.  The Jerritt Canyon mine TSF is a wet deposition facility, and the Company completed a lined, 12 ft. lift to insure additional storage for another 2+ years of operation in 2021.  A life-of-mine tailing deposition optimization study was completed in 2022 by Patterson & Cooke which outlines the need to continue converting the water settling pond into a third TSF to provide capacity for two additional years of production plus evaluates the establishment of TSF4 which combines the footprint of TSF2 and TSF3 into a larger single facility and multi-year life.

Prior to removal of its workforce at the San Martin mine in 2021, the Company increased the rock supporting abutment to TSF2 to further increase this TSF's factor of safety to international standards and is 98% complete with this project. Due to the safety concerns and subsequent removal of the Company's workforce, to date this project has not been fully completed.  The Company has also been unable to conduct ongoing care and maintenance activities on the San Martin TSF since 2021.  As a result, the Company has limited information as to the current state of repair at the mine, including the TSF and is unable to confirm the continued compliance of the TSF with federal and state safety guidelines. The Company's inability to conduct care and maintenance and to complete the rock supporting abutment project may increase the risk of overflow or failure of the TSF. An overflow or failure of this TSF could result in significant environmental contamination in the local area and could result in the Company incurring material financial liabilities for clean-up and/or penalties. In such a situation, the Company may be unable to conduct adequate clean-up activities in the event that the security conditions at the San Martin mine are not remedied by the Mexican government.

The Company complies, to the extent the local security conditions allow it to, with applicable regulations, which establish the procedure to characterize tailings deposits, as well as the specifications and criteria for the characterization and preparation of the deposit sites, construction, operation and closure of tailings deposits. During construction of the Company's paste TSF, the designs and operation of the Company TSFs are guided by international standards such as the Canadian Dam Association ("CDA"), where the minimum required operational stability factors are established. The designs and current stability conditions have also been reviewed by third party consultants through the Dam Safety Inspection reports, carrying out the risk analysis and classification according to international standards of both the CDA and the International Commission on Large Dams. However, due to the security conditions at the San Martin mine, the Company has been unable to have the stability conditions at the TSF reviewed since October 2022.

Mining is an extractive industry that deals with inherent uncertainties of natural and environmental factors; therefore, the Company may be exposed to liability if accidents and/or contamination arise as a result of any failure in or overflow of its TSFs. Such failures or overflows could result from various risks and hazards, including natural hazards like earthquakes and flooding, uncertainty in the behaviour of rock formations beneath the TSF foundations, industrial accidents, involuntary failures in the design and management of the TSF and failure to carry out adequate care and maintenance.

To the extent that the Company is subject to unfunded or uninsured environmental liabilities, the payment for such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on the Company.

Title to Properties

The validity of mining or exploration titles or claims or rights, which constitute most of the Company's property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate the Company's title or claim to its various properties, however, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Mining laws are continually developing and changes in such laws could materially impact the Company's rights to its various properties or interests therein.

Although the Company has obtained title opinions for certain material properties, there is no guarantee that title to such properties will not be challenged or impugned. The Company has obtained title insurance for its Jerritt Canyon Mine but there is a risk that such insurance could be insufficient, or the Company could not be successful in any claim again its insurer. Accordingly, the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company's properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company's ability to develop or exploit the properties.

In Mexico, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands (as set out below under the heading "Local Groups and Civil Disobedience"); accordingly, title holders of mining concessions must obtain agreement from surface landowners to obtain suitable access to mining concessions and for the amount of compensation in respect of mining activities conducted on such land. If the Company is unable to agree to terms of access with the holder of surface rights with respect to a particular claim, the Company may be able to gain access through a regulatory process in México, however there is no guarantee that such process will be successful or timely or that the terms of such access will be favorable to the Company. In any such event, access to the Company's properties may be curtailed, which may result in reductions in production and corresponding reductions in revenue. Any such reductions could have a material adverse effect on the Company, its business and its results of operations.

Local Groups and Civil Disobedience

In Mexico, an Ejido is a form of communal ownership of land recognized by Mexican federal laws. Following the Mexican Revolution, beginning in 1934 as an important component of agrarian land reform, the Ejido system was introduced to distribute parcels of land to groups of farmers known as Ejidos. While mineral rights are administered by the federal government through federally issued mining concessions, in many cases, an Ejido may control surface rights over communal property. An Ejido may sell or lease lands directly to a private entity, it also may allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent, distribute, or sell the land. While the Company has agreements with the Ejidos that may impact the Company's properties, some of these agreements may be subject to renegotiation from time to time. Changes to the existing agreements may have a significant impact on operations at the Company's mines.

If the Company is not able to reach an agreement for the use of the lands with the Ejido, the Company may be required to modify its operations or plans for the development of its mines. In the event that the Company conducts activities in areas where no agreements exist with owners which are Ejidos, the Company may face legal action from the Ejido.

1,254 hectares of land included in the San Dimas mine and for which the Company holds legal title are subject to legal proceedings commenced in 2008 by the Ejido Guarisamey asserting title to the property. These proceedings do not name the Company or the Company's subsidiaries as a party and the Company therefore had no standing to participate in them. The defendants were prior owners of the land who were not provided notice of the lawsuit. This resulted in a default judgment which the Company is seeking to nullify through the commencement of a claim of fraudulent proceedings, which proceedings remain in the initial stages.

If the Company is not successful in these proceedings, the San Dimas mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

The Company's operations have in the past and may in the future be subject to protest, roadblocks, or other forms of civil disobedience or public expressions against its activities, including action organized criminal groups or the Company's own employees. There can be no assurance that there will not be further disruptions to workforce availability or site access at any of our projects in the future, which could negatively impact production from the projects and, ultimately, the long-term viability of the projects, any of which may have a material adverse impact on our operations.

Community Relations and Social License to Operate

The Company's relationships with communities near where the Company operates are critical to ensure the future success of existing operations and the construction and development of future projects. There is an increasing level of public interest worldwide relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain NGOs, some of which oppose globalization and resource development, are often vocal critics and attempt to interfere with the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or their operations specifically, could have an adverse effect on the Company's reputation or financial condition and may impact the Company's relationship with the communities in which it operates. While the Company believes that it operates in a socially responsible manner, there is no guarantee that the Company's efforts in this respect will mitigate this potential material risk.

Political and Country Risk

The Company currently conducts mining operations in Mexico and the US, and as such the Company's operations are exposed to various levels of political and economic risks by factors outside of the Company's control. These potential factors include but are not limited to: mining royalty and various tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in currency exchange rates, import and export regulations, cancellation or renegotiation of contracts, environmental and permitting regulations, illegal mining operations by third parties on the Company's properties, labor unrest and surface access issues. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the potential impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in Mexico or the US may substantively affect the Company's exploration, development and production activities.

Uncertainty in the Estimation of Mineral Resources and Mineral Reserves, and Metal Recovery

There is a degree of uncertainty attributable to the estimation of Mineral Resources and Mineral Reserves, and undue reliance should not be placed on the Company’s estimates of Mineral Reserves and Mineral Resources. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Until the parts of the Company’s Mineral Resources that have been converted to Mineral Reserves are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices, exchange rates assumptions used, underground stability conditions, the ability to maintain constant underground access to all working areas, geological variability, mining methods assumptions used and operating cost escalation. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or dimensions of the geological structures may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been estimated on the basis of economic factors at the time of calculation, including commodity prices and operating costs. Variations in such factors may result in a material reduction to the Company’s estimates of Mineral Reserves and Mineral Resources, or may affect the Company’s ability to extract Mineral Reserves, all of which could have a material adverse effect on the Company’s results of operations and financial condition. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be replicated in larger-scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Violence and other Criminal Activities in Mexico

Certain areas of Mexico have experienced outbreaks of localized violence, threats, thefts, kidnappings and extortion associated with drug cartels and other criminal organizations in various regions. Any increase in the level of violence, or a concentration of violence in areas where the projects and properties of the Company are located, could have an adverse effect on the results and the financial condition of the Company. In July 2019, the Company announced the temporary suspension of all mining and processing activities at the San Martin operation due to a growing level of insecurity in the area and safety concerns for the Company's workforce. Increasing violence and safety concerns resulted in the Company removing all of its remaining employees from the area in 2021 and the mine and plant have been occupied and are currently under the de facto control of an organized criminal group. The Company has repeatedly requested all applicable governmental authorities to take action to secure the area but, to date, the Mexican government has failed to take any such action and the Company's own efforts have been unsuccessful.  The Company is continuing its efforts to cause the applicable governmental authorities to take action to secure the area, although it is not known when that might, if ever, occur.

The Company has in the past experienced several incidents of significant theft of products and equipment and other incidents of criminal activity have occasionally affected the Company's employees, including, but not limited to, the Company's employees at the San Martin operations. The Company maintains extensive security at each of its operating facilities and has implemented detailed and timely assaying protocols and enhanced security procedures in an effort to reduce the probability of such events in the future, however, there can be no guarantee that the Company's security will be sufficient or that such protocols and procedures will be effective at preventing future occurrences of theft or other criminal activity. If similar events occur in the future, there could be a significant impact on the Company's sale of silver and on its gross and net revenues. Previous losses due to theft have in large part been recovered under the Company's insurance policies, however, any such losses in the future may not be mitigated completely or at all by the Company's insurance policies. Produced metals that are subject to a streaming agreement may still be subject to payment under the agreement where such metals have been stolen, whether or not the resulting losses are covered by insurance.

Changes in Climate Conditions

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels.  Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company's operations.  In addition, the physical risks of climate change may also have an adverse effect on the Company's operations.  These risks include the following:

  Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce and products from the Company's operations to world markets.

  Extreme weather events (such as prolonged drought or flooding) have the potential to disrupt operations at the Company's mines and may require the Company to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.

  The Company's facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently.  In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Company's operations may be reduced.

There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company's operations and profitability.

Mine Closure Risks; Substantial Decommissioning and Reclamation Costs

Mine closure involves long-term management of permanent engineered structures and potential acid rock drainage, achievement of environmental closure standards, orderly termination of employees and contractors and, ultimately, relinquishment of the site. The successful completion of these and other associated tasks is dependent on sufficient financial resources and the ability to successfully implement negotiated agreements with relevant governmental authorities, communities, unions, employees and other stakeholders. The consequences of a difficult closure range from increased closure costs and handover delays to ongoing environmental impacts and corporate reputation damage if desired outcomes cannot be achieved.  There can be no assurance that any future mine closures will be successfully managed to the satisfaction of all stakeholders.

During the year ended December 31, 2023, the Company reassessed its reclamation obligation at each material mine based on updated LOM estimates, rehabilitation, and closure plans.  The total discounted amount of estimated cash flows required to settle the Company’s estimated obligations is $151.6 million, which has been discounted using a risk-free rate of 9.7% for the mines in Mexico and 4.7% for the Jerritt Canyon Gold Mine.  The estimated decommissioning and reclamation obligations breakdown primarily consists of $101.3 million for the reclamation obligation of the Jerritt Canyon Gold Mine, excluding  $17.6 million related to the Environmental Trust that was funded on October 31, 2022; $14.2 million for the San Dimas Silver/Gold Mine; $11.7 million for the La Encantada Silver Mine; $12.7 million for the Santa Elena Silver/Gold Mine; $7.0 million for the San Martin Silver Mine; and $4.1 million for the Del Toro Silver Mine.  The present value of the reclamation liabilities may be subject to change based on management’s current and future estimates, changes in the remediation technology or changes to applicable laws and regulations. Such changes will be recorded in our accounts as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Company's operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Key Personnel

Recruiting and retaining qualified personnel is critical to the Company's success. The number of persons skilled in mining, exploration, development and finance of mining properties is limited and competition for such persons can be intense. As the Company's business activity grows, the Company will require additional key operational, financial, administrative and mining personnel. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such successes. If the Company is not successful in attracting and training and in retaining qualified personnel, the efficiency of the Company's operations could be affected, which could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Employee Relations

The Company's ability to achieve its future goals and objectives is dependent, in part, on maintaining positive relations with its employees and minimizing employee turnover.  In certain of the Company's operations employees in Mexico are represented by unions and the Company has experienced labor strikes and work stoppages in the past, which were resolved in a relatively short period.  However, in some instances, labor strikes and work stoppages may take longer to resolve.  Such work stoppages may have a material adverse effect on production from the affected mines and on the Company's business, results of operations and financial condition.  There can be no assurance that the Company will not experience future labor strikes or work stoppages or that, if it does, that such labor strikes or work stoppages will be resolved speedily.  Union agreements are periodically renegotiated and there can be no assurance that any future union contracts will be on terms favorable to the Company.  Any labour strikes, work stoppages or adverse changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company's business, results of operations and financial condition.

Although none of the employees at the Jerritt Canyon Mine are currently represented by a union there can be no guarantee that such employees will not unionize in the future and that there will not be work stoppages or other labour unrest at such mine. In the event that some or all of the employees at the Jerritt Canyon Mine unionize in the future then we may be subject to higher labour costs at such operation.

In addition, relations between the Company and its employees may be impacted by changes to labour legislation in México which may be introduced by the relevant governmental authorities.  For example, Mexican labour law requires all collective bargaining agreements which predate 2019 legislative reform to be legitimized by workers as of January 1, 2023.  Failure by the unions representing the Company's employees to do this by such date could have lead to action by government authorities against the Company or to claims under USMCA. The Company is assured by the unions with which it has collective bargaining agreements that such agreements have been legitimized as required within the stipulated timeframes.

The Company has established and maintains employment policies which are intended to inform and govern the relationship between the Company, its management and its employees. These policies, which include the Diversity, Equity and Inclusion Policy, the Code of Ethical Conduct and Whistleblower Policy provide guidance and best practices with respect to workplace health and safety, harassment, anti-discrimination and other relevant matters. The Company believes that its current policies are appropriate and the Company enforces such policies to be best of its ability, however breaches of these policies may occur from time to time and may result in the Company being held liable for the actions of its management or employees.

Competition

The mining industry is highly competitive in all its phases. The Company competes with a number of companies which are more mature or in later stages of production and may be better positioned to attract talent, equipment and materials. These companies may possess greater financial resources, more significant investments in capital equipment and mining infrastructure for the ongoing development, exploration and acquisition of mineral interests, as well as for the recruitment and retention of qualified employees and mining contractors. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

Acquisitions and Dispositions

As part of the Company's business strategy, it has sought and expects to continue to seek new exploration, mining and development opportunities with a focus on silver and gold and to dispose of properties if appropriate opportunities arise. As a result, the Company may from time to time acquire additional mineral properties or securities of issuers which hold mineral properties, such as its acquisition of the Jerritt Canyon Mine in April 2021, the sale of the La Guitarra Mine or the sale of the La Parrilla Mine. In pursuit of such acquisition opportunities, the Company may fail to select appropriate acquisitions or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company's operations, and such acquired businesses may be subject to unanticipated liabilities. In addition, the Company may be required to provide contractual indemnities to a proposed purchaser of its properties. Each of the purchase agreements for the sale of the La Guitarra Mine and the La Parrilla Mine contain extensive representations and warranties from the Company and a misrepresentation thereunder or breach by the Company of any of the other terms or conditions of either these agreements could lead to potential liability, which may have a material adverse impact on the Company's financial performance, cash flow and results of operations.

Prior to any acquisition, extensive due diligence of the proposed acquisition is completed and the Company, however such due diligence may fail to identify all potential issues with respect to any particular acquisition target. The ability to realize the benefits of an acquisition will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the Company's ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating our business and the acquired business following completion of the acquisition. This integration will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities following completion of the acquisition and from operational matters during this process.

The Company cannot assure that it can complete any acquisition, disposition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions, dispositions or business arrangements completed will ultimately benefit the Company. In addition, future acquisitions by the Company may be completed through the issuance of debt or equity, and in the case of equity, the interests of shareholders in the net assets of the Company may be diluted.

Conflicts of Interest

Certain directors of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. In addition, Keith Neumeyer, the Company's Chief Executive Officer, and Raymond Polman, a director of the Company, are each directors of First Mining Gold Corp. ("First Mining") and accordingly may be considered to have a conflict of interest with respect to First Mining and the Springpole Stream Agreement, which is outlined below in the section "The Springpole Stream Agreement". The directors of the Company are required by law and the Company's policies to act honestly and in good faith with a view to the best interests of the Company and those of the Company's stakeholders and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises, any director in a conflict is required to disclose his or her interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and the Company's financial position at that time. All employees, including officers, are required to disclose any conflicts of interest pursuant to the Company's Code of Ethical Conduct. Such conflicts of the Company's directors and officers may result in a material and adverse effect on the Company's profitability, results of operation and financial condition. As a result of these conflicts of interest, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company's financial position.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. See "Insurance Risk" below. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings, and may be involved in disputes with other parties, which may result in a significant impact on its financial condition, cash flow and results of operations.

Enforcement of Judgments/Bringing Actions

The Company is organized under the laws of, and headquartered in, British Columbia, Canada. In addition, the majority of the Company's assets are located outside of Canada and the United States. As a result, it may be difficult or impossible for an investor to enforce judgments against the Company and its directors and officers obtained in United States courts or Canadian courts in courts outside of the United States and Canada based upon the civil liability provisions of United States federal securities laws or applicable Canadian securities laws or bring an original action against the Company and its directors and officers to enforce liabilities based upon such United States or Canadian securities laws in courts outside of the United States and Canada.

Anti-Corruption and Anti-Bribery Laws

The Company's operations are governed by, and involve interactions with, many levels of government in numerous countries. The Company is required to comply with anti-corruption and anti-bribery laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (United States) and similar laws in the other jurisdictions in which it operates or maintains a public listing. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. The Company's internal procedures and programs may not always be effective in ensuring that it, its employees, contractors or third-party agents will comply strictly with all such applicable laws. All employees, directors and contractors are subject to the Company's Anti-Bribery and Corruption Policy.  Annual training on the policy is provided to all supervisory employees. If the Company becomes subject to an enforcement action or is found to be in violation of such laws, this may have a material adverse effect on the Company's reputation, result in significant penalties, fines and/or sanctions, and/or have a material adverse effect on the Company's operations.

Critical Operating Systems

Cyber threats have evolved in severity, frequency and sophistication in recent years, and target entities are no longer primarily from the financial or retail sectors. Individuals engaging in cybercrime may target corruption of systems or data, or theft of sensitive data. The Company's mines and mills are for the most part automated and networked such that a cyber‐incident involving the Company's information systems and related infrastructure could negatively impact its operations. A corruption of the Company's financial or operational data or an operational disruption of its production infrastructure could, among other potential impacts, result in: (i) loss of production or accidental discharge; (ii) expensive remediation efforts; (iii) distraction of management; (iv) damage to the Company's reputation or its relationship with suppliers and/or counterparties; or (v) in events of noncompliance, which events could lead to regulatory fines or penalties.  Any of the foregoing could have a material adverse effect on the Company's business, results of operations and financial condition.

While the Company invests in robust security systems to detect and block inappropriate or illegal access to its key systems and works diligently to ensure data and system integrity, there can be no assurance that a critical system is not inadvertently or intentionally breached and compromised. This may result in business interruption losses, equipment damage, or loss of critical or sensitive information.

Operating a Minting Facility

There are various operational risks that arise when owning and operating a minting facility including, but not limited to, risks associated with the commissioning and production at First Mint, reliability of machinery and down-time due to machinery breakdown or maintenance needs, product quality control, security of the facility and the bullion products, and establishing branding and marketing for the new facility.  If any such matters arise there may be an adverse effect on the business of First Mint.

Financial Risks

Metal Prices May Fluctuate

The Company's revenue is primarily dependent on the sale of silver and gold and movements in the spot price of silver or gold may have a direct and immediate impact on the Company's income and the value of related financial instruments. The Company's sales are directly dependent on commodity prices. Metal prices have historically fluctuated widely and are affected by numerous factors beyond the Company's control including international economic and political trends, including the ongoing hostilities in Ukraine and the Middle East, expectations for inflation, currency exchange rate fluctuations, interest rates, global and regional supply and demand, consumption patterns, speculative market activities, worldwide production and inventory levels, and sales programs by central banks. Mineral reserves on the Company's properties have been estimated on the basis of economic factors at the time of estimation; variations in such factors may have an impact on the amount of the Company's mineral reserves and future price declines could cause any future development of, and commercial production from, the Company's properties to be uneconomic. Depending on metal prices, projected cash flow from planned mining operations may not be sufficient and the Company could be forced to discontinue operations or development at some of its properties or may be forced to sell some of its properties. Future production from the Company's mining properties is dependent on metal prices that are adequate to make these properties economic.

Furthermore, Mineral Reserve estimations and Life of Mine plans using significantly lower metal prices could result in material write-downs of the Company’s investment in mineral properties and increased depreciation, depletion, amortization, reclamation, and closure charges.

In addition to adversely affecting the Company's possible future reserve estimates and its financial condition, declining metal prices may impact operations by requiring a reassessment of the feasibility of a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Occasionally, the Company may hold silver or gold in inventory due to market conditions, in anticipation of higher prices which may expose it to pricing risk.

Price Volatility of Other Commodities

The Company's cost of operations and profitability are also affected by the market prices of commodities that are consumed or otherwise used in connection with the Company's operations, such as LNG, diesel fuel, electricity, cyanide, explosives and other reagents and chemicals, steel and cement. Prices of such consumable commodities may be subject to volatile price movements over short periods of time and are affected by factors that are beyond the Company's control, such as changes in legislation and the ongoing hostilities in Ukraine and the Middle East and sanctions imposed by many nations on Russia and Belarus. Increases in the prices for such commodities could materially adversely affect the Company's results of operations and financial condition.

Global Financial Conditions

Global financial markets are experiencing extreme volatility as a result of increasing input cost inflation, increased interest rates, the ongoing hostilities in Ukraine and the Middle East and sanctions imposed by nations on Russia and Belarus. Events in global financial markets, and the volatility of global financial conditions, will continue to have an impact on the global economy. Many industries, including the mining sector, are impacted by market conditions. Some of the key impacts of financial market turmoil include devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Financial institutions and large corporations may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by liquidity crises. These factors may impact the Company's ability to obtain equity or debt financing and, where available, to obtain such financing on terms favorable to the Company.

Increased levels of volatility and market turmoil could have an adverse impact on the Company's operations and planned growth and the trading price of the securities of the Company may be adversely affected.

Foreign Currency

The Company carries on its primary mining operations activities outside of Canada, and the Company's functional and reporting currency is US dollars. Accordingly, it is subject to the risks associated with fluctuation of the rate of exchange of other foreign currencies, in particular the Mexican Peso ("MXN"), the currency in which the majority of the Company's material and labour costs are paid and the Canadian dollar ("CAD") in which some of the Company's treasury is held and in which some of its costs are paid. Financial instruments and other monetary items that impact the Company's net earnings or other comprehensive income due to currency fluctuations include: MXN or CAD denominated cash and cash equivalents, short term and long-term restricted cash, short term investments, accounts receivable and value added taxes ("VAT") receivable, other financial assets, accounts payable, current and non-current income taxes payable, decommissioning liabilities and other liabilities. Such currency fluctuations may materially affect the Company's financial position and results of operations.

Taxation in Multiple Jurisdictions

In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. Income tax provisions and income tax filing positions require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which the Company and its subsidiaries operate and judgments as to their interpretation and application to the specific situation. The Company's business and operations and the business and operations of its subsidiaries is complex, and the Company has, historically, undertaken a number of significant financings, acquisitions and other material transactions.

In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. While management believes that the Company's provision for income tax is appropriate and in accordance with IFRS and applicable legislation and regulations, tax filing positions are subject to review and adjustment by taxation authorities who may challenge the Company's interpretation of the applicable tax legislation and regulations. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Any review or adjustment may result in the Company or its subsidiaries incurring additional tax liabilities. Any such liabilities may have a material adverse effect on the Company's financial condition.

The introduction of new tax laws, tax reforms, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, the USA, México, Barbados, or Switzerland or any other countries in which the Company's subsidiaries may be located, or to which shipments of products are made, could result in an increase in the Company's taxes payable, or other governmental charges, interest and penalties, duties or impositions. No assurance can be given that new tax laws, tax reforms, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company's profits being subject to additional taxation, interest and penalties, or which could otherwise have a material adverse effect on the Company.

Challenges to the Advance Pricing Agreement

Overview

The Mexican tax authority (the "SAT") initiated a proceeding seeking to nullify the Advance Pricing Agreement (the "APA") with respect to the San Dimas Mine in 2012 which it had previously issued to Primero Mining Corp. ("Primero"), the owner of the San Dimas Mine prior to the Company's acquisition of Primero in 2018. The APA had confirmed Primero's basis for paying taxes on the price Primero realized for silver sales between 2010 and 2014. If the SAT's nullification challenge is successful it would have a material adverse effect on the Company's business, financial condition and results of operations. Although we are continuing to advance discussions with SAT, there can be no certainty on the timing or outcome of such discussions, and the ultimate outcome of such discussions may have a material and adverse effect on the Company.

Background

In 2004, affiliates of Goldcorp Inc. ("Goldcorp") entered into a streaming agreement (the "Prior San Dimas Stream Agreement") with Silver Wheaton Corp., now Wheaton Precious Metals Corp. ("Wheaton") in connection with the San Dimas Mine and two other mines in México. Under the Prior San Dimas Stream Agreement, Goldcorp received cash and securities in exchange for an obligation to sell certain silver extracted from the mines at a price set forth in the Prior San Dimas Stream Agreement.

In order to satisfy its obligations under the Prior San Dimas Stream Agreement, sales were made by Goldcorp through a non-Mexican subsidiary to a Wheaton company in the Caymans ("SWC"). Upon Primero's acquisition of the San Dimas Mine, the Prior San Dimas Stream Agreement was amended and restated, and Primero assumed all of Goldcorp's obligations with respect to the San Dimas Mine concession under the Prior San Dimas Stream Agreement.

As amended and restated, the provisions of the Prior San Dimas Stream Agreement required that, on a consolidated basis, Primero sell to Wheaton during a contract year (August 6th to the following August 5th), 100% of the amount of silver produced from the San Dimas Mine concessions up to 6 million ounces and 50% of silver produced thereafter, at the lower of (i) the current market price and (ii) $4.014 per ounce plus an annual increase of 1% (the "PEM Realized Price"). In 2017, the contract price was $4.30. The price paid by Wheaton under the Prior San Dimas Stream Agreement represented the total value that Primero and its affiliates received for the sale of silver to Wheaton. In May 2018 the Prior San Dimas Stream Agreement was terminated between Wheaton and STB in connection with the Company entering into the New San Dimas Stream Agreement.

The specific terms of the Prior San Dimas Stream Agreement required that Primero sell the silver through one of its non-Mexican subsidiaries, STB, to Wheaton's Cayman subsidiary, Wheaton Precious Metals International Ltd ("WPMI"). As a result, Primero's Mexican subsidiary that held the San Dimas Mine concessions, PEM, entered into an agreement (the "Internal Stream Agreement") to sell the required amount of silver produced from the San Dimas Mine concessions to STB to allow STB to fulfill its obligations under the Prior San Dimas Stream Agreement.

When Primero initially acquired the San Dimas Mine, the sales from PEM to STB were made at the spot market price while the sales by STB to SWC were at the contracted PEM Realized Price, which at that time was $4.04 per ounce. In 2010, PEM amended the terms of sales of silver between itself and STB under the Internal Stream Agreement and commenced to sell the amount of silver due under the Prior San Dimas Stream Agreement to STB at the PEM Realized Price. For Mexican income tax purposes PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

Advanced Pricing Agreement

In order to obtain assurances that the SAT would accept the PEM Realized Price (and not the spot market silver price) as the proper price to use to calculate Mexican income taxes, Primero applied for and received the APA from the SAT. The APA confirmed the PEM Realized Price could be used as PEM's basis for calculating taxes owed by it on the silver sold to STB under the Internal Stream Agreement for taxation years 2010 to 2014.

Challenges to the APA for 2010 - 2014 tax years

In 2015 the SAT initiated a legal proceeding seeking to nullify the APA: however, SAT did not identify an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it received the PEM Realized Price.

In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of approximately $359.3 million (6,070 million MXN) inclusive of accrued interest, inflation, and penalties.  In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of approximately $189.9 million (3,208 million MXN) inclusive of accrued interest, inflation, and penalties, and in 2023, the SAT issued reassessments for the 2014, 2015, and 2016 tax years in the total amount of $484.2 million (8,179 million MXN) inclusive of accrued interest, inflation, and penalties (collectively, the "Reassessments").  The Company believes that the Reassessments were issued in violation of the terms of the APA.  The key items in the Reassessments include determining revenue on the sale based on the silver spot market price, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in domestic legal proceedings in Mexico, and the Company has also requested resolution of the transfer pricing dispute pursuant to the Mutual Agreement Procedure ("MAP"), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The SAT has refused to take the necessary steps under the MAP process contained in the three tax treaties. The Company believes that by its refusal, Mexico is in breach of its international obligations regarding double taxation treaties. Furthermore, the Company continues to believe that the APA remains valid and legally binding on the SAT.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in various proceedings against the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Despite these extensive efforts and ongoing legal challenges to the Reassessments, in April 2020 and February 2021, SAT issued notifications to PEM to attempt to secure amounts it claims are owed pursuant to its reassessments issued. These notifications impose certain restrictions on PEM including its ability to dispose of its concessions and real properties, and to restrict access to funds within its bank account (the "Attachment") including VAT refunds, further information of which is provided under the heading "VAT Receivables".

The Company has challenged SAT's Reassessments and Attachment through all domestic means available to it, including annulment suits before the Mexican Federal Tax Court on Administrative Matters ("Federal Court"), which remains unresolved, and a complaint before Mexico's Federal Taxpayer Defence Attorney's Office (known as "PRODECON"). On May 13, 2020, the Company provided its Notice of Intent to the Government of Mexico (the "NAFTA Notice") pursuant to NAFTA. The NAFTA Notice commenced a 90-day period for the Government of Mexico to enter into good faith and amicable negotiations with the Company to resolve the dispute. On August 11, 2020, the 90-day period expired without any resolution of the dispute.

The Company continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties. Furthermore, as discussed further below, it has also made claims against Mexico under Chapter 11 of the NAFTA for violation of its international law obligations.

Domestic Remedies

In September 2020, the Company was served with a decision of the Federal Court seeking to nullify the APA granted to PEM. The Federal Court's decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:

(i) SAT's errors in analyzing PEM's request for the APA and the evidence provided in support of the request; and

(ii) SAT's failure to request from PEM certain additional information before issuing the APA.

The Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. Since two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the appeal file and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. Both writs of certiorari were withdrawn in December 2022. The challenge filed by the Company has been returned to the Mexican Circuit Courts and on December 5, 2023, the Second Collegiate Court issued a decision, which was formally notified to the Company on January 4, 2024. In such decision, the Second Collegiate Court partially granted constitutional protection to the Company with respect to certain matters, but not others. Accordingly, on January 18, 2024, PEM filed an extraordinary appeal to the Mexican Supreme Court of Justice with respect to the Second Collegiate Court’s decision, and PEM is currently waiting for the Supreme Court’s decision on whether to admit such appeal.

International Remedies

The Company submitted a Request for Arbitration dated March 1, 2021 to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, pursuant to Chapter 11 of NAFTA  in respect of the APA (the “NAFTA APA Claim”). On April 26, 2022, the Company submitted its Claimant’s Memorial to the NAFTA Arbitration Panel (the “Tribunal”), and in response, Mexico submitted its Counter-Memorial dated November 25, 2022. On January 4, 2023, the Company submitted a Request for Provisional Measures (the “PM Request”) to the Tribunal and  a hearing regarding the request took place on March 13, 2023. On May 26, 2023, the Tribunal partially granted the provisional measures requested by the Company, issuing an order for the Government of Mexico to permit the withdrawal of PEM’s VAT refunds for the period as of January 4, 2023 that had been deposited by the SAT into a frozen bank account and to deposit all future VAT refunds into an account which shall remain freely accessible by the Company (the “PM Decision”). On June 15, 2023, the Company requested Mexico to comply with the PM Decision, and in response, on June 19, 2023, Mexico filed a Revocation Request against the PM Decision.

On July 28, 2023, the Government of Mexico filed a Preliminary Objection to Jurisdiction (the “Preliminary Objection”) and Request for Bifurcation (the “Bifurcation Request”) in which it has requested that the Tribunal should stay the merits phase of the international arbitration commenced in 2021, and instead proceed to examine on a preliminary basis, under what is commonly called a bifurcated procedure, whether the Company’s commencement of the new NAFTA Chapter 11 proceeding limited to the recovery of PEM’s VAT refunds (as discussed further below) impinges on the Tribunal’s jurisdiction.

In addition, also on September 1, 2023, after receiving the Company's submissions opposing the Revocation Request, the Tribunal issued its decision dismissing Mexico’s Revocation Request, and reaffirming the PM Decision. The Government of Mexico is therefore obligated to comply with the PM Decision which requires payment of VAT refunds owing to PEM as of January 4, 2023 and into the future until the final award is rendered by the Tribunal.

The Tribunal rendered its decision dismissing the Preliminary Objection on December 20, 2023. The Tribunal confirmed that the second arbitration regarding the recovery of the VAT refunds (the NAFTA VAT Claim, as defined in the section below) does not breach the waiver under NAFTA (i.e. the same measures are not in dispute). As a result, the Tribunal did not need to consider Mexico’s Bifurcation Request, as that became a moot point.

Subsequent to the end of the financial year ended December 31, 2023, on February 12, 2024, Mexico filed a request (the “Consolidation Request”) with ICSID pursuant to the procedure in Article 1126 of NAFTA to consolidate the NAFTA APA Claim and the NAFTA VAT Claim (as defined in the section below), and has requested a stay in both of these arbitration proceedings until a new tribunal has been constituted to decide on the Consolidation Request. The Company expects that a separate tribunal to consider the Consolidation Request will be constituted within 60 days of the date of the Consolidation request, and once constituted, it will take approximately 6 months for the tribunal to decide on whether to approve the Consolidation Request. During this period, both the NAFTA APA Claim and the NAFTA VAT Claim will be stayed.

If the SAT's attempts to retroactively nullify the APA are successful, the SAT can be expected to enforce any Reassessments for 2010 through 2014 against PEM in respect of its sales of silver pursuant to the Old Stream Agreement. Such an outcome would likely have a material adverse effect on the Company's results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be approximately $314.2 million (5,307 million MXN), before taking into consideration interest or penalties.

Based on consultation with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and that the APA is valid, therefore, at this time, no liability has been recognized in the financial statements with respect to this matter.

To the extent it is ultimately determined that the pricing for silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price, and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company's business, financial position and results of operations.

Tax Uncertainties

For the 2015 and subsequent tax years through to the Company's acquisition of PEM, Primero continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed and has paid its taxes accordingly. To the extent the SAT determines that the appropriate price of silver sales under the Internal Stream Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it would have a material adverse effect on Company's business, financial condition and results of operations.

Tax Audits and Reassessments

PEM, a subsidiary of the Company, is currently subject to the Reassessments detailed in the section above entitled “Financial Risks – Challenges to the APA for 2010 – 2014 tax years”. The Company continues to believe that it has a legally valid and binding APA that is effective for the period 2010 to 2014. The Company is vigorously defending its position and believes that SAT is acting outside of domestic and international tax conventions. If the Company is unable to favourably resolve any of these reassessment matters, there may be a material adverse effect on the Company and its financial condition.

VAT Receivables

The Company is subject to credit risk through VAT receivables collectible from the government of Mexico. Due to legislative rules and a complex collection process, there is a risk that the Company's VAT receivable balance may not be refunded, or payment will be delayed. Even though the Company has in the past recovered VAT routinely, VAT recovery in Mexico remains a highly regulated, complex and, at times, lengthy collection process. In connection with the Primero Empresa Minera, S.A. de C.V. (“PEM”) tax ruling, the tax authority has frozen a PEM bank account with cumulative funds of $107.2 million as a guarantee against certain disputed tax assessments which are currently held within the Company's restricted cash accounts. This balance consists of VAT refunds that the Company has received which were previously withheld by the tax authority. If the Company does not receive the VAT receivable balances or if payment to us is delayed, the Company’s financial condition may be materially adversely affected.

On March 31, 2023, the Company filed a new Notice of Intent on its own behalf and on behalf of PEM under Chapter 11 of NAFTA to invite the Government of Mexico to engage in discussions to resolve the dispute regarding the ongoing denial of access to PEM's VAT refunds ("NAFTA VAT Claim") within the stipulated 90-day consultation period. On June 29, 2023, the Company submitted its Request for Arbitration for the NAFTA VAT Claim to ICSID in order to preserve its legacy claim within NAFTA's applicable limitation period. The Request for Arbitration was registered by ICSID on July 21, 2023, and the Tribunal was to be constituted by October 19, 2023. The Company named its nominee to the Tribunal by this date, but Mexico has yet to appoint its nominee. In the event Mexico fails to put forward its nominee, procedures exist under the rules for a tribunal consisting of a Chair and two members to be constituted, at the request of the Company. The Tribunal for the NAFTA VAT Claim has not yet been formed, and the Company expects that it will be formed by the end of the second quarter of 2024. While the Company remains confident in its position with regards to its two NAFTA filings, it continues to engage the Government of Mexico in consultation discussions so as to amicably resolve these disputes.

Transfer Pricing

The Company conducts business operations in various jurisdictions and through legal entities incorporated in several jurisdictions, including Canada, México, USA, Switzerland, and Barbados. The tax laws of these jurisdictions and other jurisdictions in which the Company may conduct future business operations have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm's-length pricing principles and that contemporaneous documentation must exist to support that pricing. The taxation authorities in the jurisdictions where the Company carries on business could challenge its arm's-length related party transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge the Company's transfer pricing policies, the Company may be subject to additional income tax expenses and could also be subject to interest and penalty charges. Any such increase in the Company's income tax expense and related interest and penalties could have a significant impact on the Company's future earnings and future cash flows.

Hedging Risk

The Company currently does not use derivative instruments to hedge its silver or gold commodity price risk. The effect of price variation factors for silver or gold cannot accurately be predicted and are at this time completely unhedged. In the past, the Company has entered into forward sales arrangements with respect to a portion of its lead and zinc production. In the future the Company may enter into further forward sales arrangements or other hedging agreements. Hedging involves certain inherent risks including: the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counter-party is able to offer the Company; the risk that the Company enters into a hedging position that cannot be closed out quickly; and the risk that, in respect of certain hedging products, an adverse change in the market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out-of-the money on their settlement dates.

There can be no assurance that a hedging program will be successful, and although hedging may protect the Company from adverse changes in foreign exchange or currency, and interest rate or commodity price fluctuations, it may also prevent the Company from realizing gains from positive changes.

Commitments under Streaming Agreements

The Company's ability to make deliveries under the streams on the San Dimas Mine or the Santa Elena Mine is dependent on the Company's financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company's control, including the other factors set out in these Risk Factors. Failure to fulfill the Company's commitments under these agreements could result in adverse impacts on the Company's business. Further, if metal prices improve over time, these agreements may reduce the Company's ability to sell resources later at higher market prices due to obligations under these agreements.

The San Dimas Stream Agreement fixes the ratio that will be used to calculate the amount of gold the Company is required to deliver to WPMI on account of silver production at the San Dimas Mine at 70 to 1, with provisions to adjust the ratio if the ratio of the market price of gold to the market price of silver (calculated in accordance with the San Dimas Stream Agreement) moves above or below 90 to 1 or 50 to 1, respectively, for any consecutive 6-month period during the term of the San Dimas Stream Agreement. Any adjustment to the ratio may impact the amount of gold deliverable under the San Dimas Stream Agreement which may have a material adverse effect on the Company's financial performance depending on the relative market prices of gold and silver. Subject to such adjustment provisions, the ratio that will be used to calculate the amount of gold the Company is required to deliver under the San Dimas Stream Agreement is fixed. The market prices of gold and silver may fluctuate. At any given time, the amount of gold that the Company is required to deliver under the San Dimas Stream Agreement may have a greater value than the amount of silver production on which the calculation is based. This may have a material adverse effect on the Company's financial performance.

The Springpole Stream Agreement

On June 11, 2020, the Company entered into a silver purchase agreement (the "Springpole Stream Agreement") with Gold Canyon Resources Inc., a wholly owned subsidiary of First Mining Gold Corp. ("First Mining"), a company listed on the Toronto Stock Exchange, pursuant to which the Company acquired a stream on 50% of payable silver produced from First Mining's Springpole Gold Project ("Springpole"), a development stage asset located in Ontario, Canada which is not currently a producing mine. The Company was required to pay First Mining aggregate consideration of $22.5 million in cash and shares, over three payments, for the silver stream which covers the life of Springpole. The Company made an initial payment of $10.0 million on July 2, 2020, by paying $2.5 million in cash and by issuing 805,698 Common Shares to First Mining. In January 2021, upon the public announcement by First Mining of the results of a pre-feasibility study for Springpole the Company completed its second payment of $7.5 million to First Mining by paying $3.75 million in cash and issuing 287,300 Common Shares. The third and final payment of $5 million (consisting of $2.5 million in cash and $2.5 million in Common Shares of the Company) has not yet been paid and is due upon receipt by First Mining of a federal or provincial environmental assessment approval for Springpole.

In addition, the Company is required to make ongoing cash payments of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce, for all payable silver delivered under the Springpole Stream Agreement. In connection with the Springpole Stream Agreement First Mining also granted the Company 30,000,000 common share purchase warrants, each of which entitle the Company to purchase one common share of First Mining at C$0.40 expiring June 11, 2025. As a result of the distribution by First Mining of shares and warrants of Treasury Metals Inc. that was completed by First Mining on July 15, 2021, pursuant to the adjustment provisions of the First Mining warrants, the exercise price of these warrants was reduced from $0.40 to $0.37 and the number of these warrants was increased from 30.0 million to 32.1 million. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model.

Accordingly, the Company is subject to risks related to the development of the Springpole project, including the risk that the project may never be developed into a mine and go into production. Development of Springpole into an operating mine is subject to the inherent risks of developing a mining project. The Company is not directly involved in the ownership or operation of Springpole and has no contractual rights relating to its operations. First Mining, not the Company, has the power to determine the manner in which the Springpole project is developed and ultimately exploited, including decisions to develop a mine, commence production, expand, advance, continue, reduce, suspend or discontinue production. As a result, the ability of the Company to purchase payable silver produced at Springpole at the agreed upon price is dependent upon the activities of First Mining, which creates the risk that at any time First Mining may: (i) have business interests or targets that are inconsistent with those of the Company including a decision not to take the Springpole mine into production; (ii) take action contrary to the Company's policies or objectives; (iii) be unable or unwilling to fulfill its obligations under the Springpole Stream Agreement; or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend First Mining's ability to perform its obligations under the Springpole Stream Agreement. In addition, upon certain milestones described in the Springpole Stream Agreement being achieved, the Company is required to make additional payments totalling $5,000,000 in cash and Common Shares of the Company.  In the event the Company fails to make such payments, First Mining would have the ability to terminate the Springpole Stream Agreement.  If the Springpole Stream Agreement was terminated, the Company would have no right to purchase payable silver from Springpole under the Springpole Stream Agreement as contemplated. Keith Neumeyer, our President & Chief Executive Officer, and Raymond Polman, a director of the Company, are each directors of First Mining and accordingly may be considered to have a conflict of interest with respect to First Mining and the Springpole Stream Agreement. See "Conflicts of Interest".

Counterparty and Market Risks

From time to time the Company may enter into sales contracts to sell its products, including refined silver and gold from doré bars, to metal traders after being refined by refining companies. In addition to these commercial sales, the Company also markets a small portion of its silver production in the form of coins and bullion products to retail purchasers directly through the Company's corporate e-commerce website. There is no assurance that the Company will be successful in entering into or re-negotiating sales contracts with brokers and metal traders or refining companies and retail purchasers on acceptable terms, if at all. If the Company is not successful in entering into or re-negotiating such sales contracts, it may be forced to sell some or all of its products, or greater volumes of its products than it may desire in adverse market conditions, thereby reducing the Company's revenues on a per ounce basis.

In addition, should any counterparty to any sales contract not honor such contract or become insolvent, the Company may incur losses for products already shipped, may be forced to sell greater volumes of products, may be forced to sell at lower prices than could be obtained through sales on the spot market, or may not have a market for its products. The Company's future operating results may be materially adversely impacted as a result. Moreover, there can be no assurance that the Company's products will meet the qualitative requirements under future sales contracts or the requirements of buyers.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company's credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at December 31, 2023, net VAT receivable was $52.7 million (December 31, 2022 - $44.9 million), of which $27.5 million (December 31, 2022 - $21.6 million) relates to Minera La Encantada S.A. de C.V. ("MLE") and $29.0 million (December 31, 2022 - $17.7 million) relates to PEM, offset by VAT payable balances.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company's maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Obtaining Future Financing

The further exploitation, development and exploration of mineral properties in which the Company holds an interest or which it acquires may depend in part upon the Company's ability to obtain financing through equity financing or debt financing, pre-sale arrangements, joint ventures or other means. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile precious metals and equity and credit markets may make it difficult or impossible for the Company to obtain further financing on favorable terms or at all. If the Company is unable to obtain additional financing, it may be required to delay or postpone exploration, development or production on some or all of its properties, potentially indefinitely.

As of December 31, 2023, the Company had approximately $125.6 million of cash and cash equivalents in its treasury and working capital of $188.9 million while total available liquidity, including $124.6 million of undrawn revolving credit facility (under the Revolving Credit Facility (as defined herein)), was $313.6 million. As a result of the Company's ability to earn cash flow from our ongoing operations, the Company expects to have sufficient capital to support our current operating requirements in the foreseeable future, provided we can continue to generate cash from our operations and that costs of our capital projects are not materially greater than our projections. There is a risk that commodity prices or demand for the products decline and that we are unable to continue generating sufficient cash flow from operations or that we require significant additional cash to fund expansions and potential acquisitions. The availability of such additional cash may be adversely impacted by uncertainty in the financial markets, including as a result of lender failures or the COVID-19 crisis. Failure to obtain additional financing on a timely basis may cause us to postpone acquisitions, major expansion, development, and exploration plans.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and contractual obligations.

Based on the Company's current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If commodity prices in the metals market were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need injection of additional capital to address its cash flow requirements.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flow.

The sensitivity of the Company's net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian Dollar and the Mexican Peso against the U.S. Dollar is included in the table below:

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company's revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company's control. The Company does not use long-term derivative instruments to hedge its commodity price risk to silver or gold.

The following table summarizes the Company's exposure to commodity price risk and their impact on net earnings:

Indebtedness

As of December 31, 2023, the Company's total consolidated indebtedness was $352.9 million, $20.4 million of which was secured indebtedness.

The Company may be required to use a portion of its cash flow to service principal and interest owing thereunder, which will limit the cash flow available for other business opportunities. The Company may in the future determine to borrow additional funds from lenders.

The Company's ability to make scheduled payments of the principal of, to pay interest on, or to refinance its indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond the Company's control. The Company may not continue to generate sufficient cash flow from operations in the future to service this debt and to make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company's ability to refinance its indebtedness will depend on the capital and credit markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

The terms of the Company's Revolving Credit Facility require the Company to satisfy various positive and negative covenants, including maintaining at all times, certain financial ratios and tests. These covenants limit, among other things, the Company's ability to incur certain indebtedness, assume certain liens or engage in certain types of transactions. Any future or additional indebtedness may be subject to more stringent covenants. The Company can provide no assurances that in the future, the Company will not be constrained in its ability to respond to changes in its business or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Failure to comply with these covenants, including a failure to meet the financial tests or ratios, would result in an event of default and would allow the lenders thereunder to accelerate maturity of the debt or realize upon security over the Company's assets. An event of default under the Revolving Credit Facility could result in a cross-default under the Company's equipment leases, streaming agreements or other indebtedness (and vice versa) and could otherwise materially and adversely affect the Company's business, financial condition and results of operations and the Company's ability to meet its payment obligations with respect to the Company's debt facilities, as well as the market price of the Company's Common Shares.

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments and debt facilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company's interest-bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As of December 31, 2023, the Company's exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and operating leases. The Company's finance leases bear interest at fixed rates. Based on the Company's interest rate exposure on December 31, 2023, a 25 basis points increase or decrease to the market interest rate does not have a significant impact on net earnings or loss.

No Assurance of Active or Liquid Market

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, the markets for similar securities, general economic conditions and the Company's financial condition, historic financial performance and future prospects.

Future Issuances of Shares

The Company may issue and sell additional securities of the Company to finance its operations or future acquisitions including sales pursuant to one or more "at-the-market" offerings. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales could occur, may adversely affect market prices for the securities of the Company that are issued and outstanding from time to time.

The 2027 Notes, in accordance with their terms, are convertible into Common Shares of the Company at a ratio which is subject to adjustment for certain dilutive events. In addition, the Company has outstanding stock options, restricted share units and deferred share units and, from time to time, may also issue share purchase warrants of the Company pursuant to which Common Shares may be issued in the future. Any such convertible securities are more likely to be exercised when the market price of the Company's Common Shares exceeds the exercise price of such instruments. The issuance of shares and the exercise of convertible securities and the subsequent resale of such Common Shares in the public markets could adversely affect the prevailing market price of the Company's Common Shares and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares and the Company may issue additional convertible securities from time to time. Issuances of Common Shares from the Company's treasury may result in dilution to existing shareholders, depending on the nature of the transaction or circumstances giving rise to the issuance of such shares.

Volatility of Share Price

The market price of the shares of precious metals and resource companies, including the Company, tends to be volatile. The trading price of the Company's shares may be subject to large fluctuations and may increase or decrease in response to a number of events and factors, including the following:

•  the price of silver and gold and often other commodity prices;

•  the Company's operating performance and the performance of competitors and other similar companies;

•  the public's reaction to the Company's press releases, other public announcements and the Company's filings with securities regulatory authorities;

•  changes in earnings estimates or recommendations by research analysts who track the Company's Common Shares or the shares of other companies in the resources sector;

•  changes in general economic conditions;

•  the number of the Company's Common Shares to be publicly traded after an offering, including additional Common Shares issued pursuant to a prospectus supplement filed in connection with the Company's Base Shelf Prospectus and Registration Statement;

•  the arrival or departure of key personnel;

•  acquisitions, dispositions, strategic alliances or joint ventures involving the Company or its competitors; and

•  equity or debt financings by the Company.

In addition, the market price of the Company's shares are affected by many variables not directly related to the Company's success and are therefore not within the Company's control, including developments that affect the market for all resource sector shares; the breadth of the public market for the Company's shares; the attractiveness of alternative investments; general economic conditions (including increased inflation, supply chain disruptions and changes to economic conditions as a result of public health crises and the ongoing hostilities in Ukraine and the Middle East); legislative changes; possible efforts by investors, including short sellers, to impact the market price of the Common Shares through various means including influencing investors through social media and investor discussion forums (such as the impact that Reddit users have had in the past on the market price of certain securities) and short selling; and other events and factors outside of the Company's control. Securities markets frequently experience price and volume volatility, and the market price of securities of many companies may experience wide fluctuations not necessarily related to the operating performance, underlying asset values or prospects of such companies. The effect of these and other factors on the market price of the Company's Common Shares on the exchanges in which the Company trades has historically made the Company's share price volatile and suggests that the Company's share price will continue to be volatile in the future.

Equity Interests in Other Issuers

The Company may from time to time hold shares or other financial interests in other companies, including publicly listed companies. In particular, following the dispositions of the La Guitarra mine and the La Parrilla mine, the Company has become a major shareholder of Sierra Madre and Silver Storm, respectively, each of which is currently listed on the TSX Venture Exchange. The Company does not have the right to appoint directors of either such company. As a major shareholder, the Company is not in a position to direct the day-to-day business of such companies and is subject to the risk that these companies may make business, financial or management decisions with which the Company does not agree or may take risks or otherwise act in a manner that does not serve the Company's interests. In addition, the market price of the shares of such companies may be highly volatile and will be subject to many of the same factors as apply to the Company's Common Shares. These shares may also be subject to restrictions on resale or may be illiquid, particularly with respect to junior companies such as Sierra Madre or Silver Storm. The Company may therefore face delays in selling such securities or realizing value for them.

Impairments

It is possible that material changes could occur that may adversely affect management's ability to realize the estimated cash generating capability of the carrying value of non-current assets which may have a material adverse effect on the Company. Impairment estimates are based on management's cash generating assumptions of its operating units, and sensitivity analyses and actual future outcomes may differ from these estimates.

Internal Control over Financial Reporting

The Company's management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators.

The Company documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act ("SOX"), using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission ("COSO").  SOX requires an annual assessment by management and an independent assessment by the Company's independent registered public accounting firm of the effectiveness of the Company's internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX, or that these controls will prevent theft or fraud, especially where collusion exists amongst employees.

Allocation of Capital - Sustaining and Expansionary Capital

The Company has budgeted $125.0 million for 2024 as sustaining capital and expansionary capital for investments in property, plant and equipment, mine development and exploration. Sustaining capital consists of capital expenditures required to maintain current operations. Expansionary capital is earmarked for growth projects to expand current operations. A total of $45.0 million has been earmarked for sustaining capital and $80.0 million has been planned for expansionary projects in 2024. There can be no assurance that such cost estimates will prove to be accurate. The Company may alter its allocation of capital to provide for revised strategic planning, metal price declines or other external economic conditions. Actual costs may vary from the estimates depending on a variety of factors, many of which are not within the Company's control. Failure to stay within cost estimates or material increases in costs could have a material adverse impact on the Company's future cash flows, profitability, results of operations and financial condition.

Factors which may influence costs include the risks outlined under the headings "Operating Hazards and Risks" and "Infrastructure", as well as the following:

• shortages of principal supplies needed for construction;

• restrictions or regulations imposed by power commissions, governmental or regulatory authorities with respect to planning and construction, including permits, licences and environmental assessments;

• changes in the regulatory environment with respect to planning and construction;

• the introduction of new property or capital taxes;

• work stoppages due to labour disputes; and

• significant fluctuations in the exchange rates for certain currencies.

Insurance Risk

Although the Company has multimodal insurance policies that cover: material damage to buildings, including by earthquakes; material damage to contents, including by earthquakes; loss and consequential damages (including removal, utilities, fixed costs, wages and extraordinary expenses); and responsibility to third parties, such insurance might not cover all the potential risks associated with its operations. These policies also carry deductibles for which the Company would be obligated to pay in connection with a claim thereunder. Liabilities that the Company incurs may exceed the policy limits of its insurance coverage, may not be insurable, or may be liabilities against which the Company has elected not to insure due to high premium costs or other reasons. In any such event, the Company could incur significant costs that could adversely impact its business, operations or profitability.

Continued Growth

The Company must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance the Company's continued growth and sustain capital requirements. If the Company does not realize satisfactory prices for its products (principally silver and gold), it could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements may result in dilution to the Company's existing shareholders and could adversely affect the Company's credit ratings and its ability to access the capital markets in the future to meet any external financing requirements the Company might have. In addition, the Company's mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at the Company's mining or processing operations could materially adversely affect the Company's business, results of operations, financial condition and liquidity.

Benefit of Growth Projects

As part of the Company's strategy, the Company will continue efforts to develop and acquire new mineral projects in the growth stage. A number of risks and uncertainties are associated with the exploration, development and acquisition of these types of projects, including political, regulatory, design, construction, labor, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects are based on certain assumptions and are inherently subject to significant uncertainties. It is likely that actual results for the Company's projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, current estimates. If actual results are less favorable than current estimates, the combined company's business, results of operations, financial condition and liquidity could be adversely impacted.

Dividend Policy

The Board of Directors had adopted a dividend policy for the Company under which the Company intends to pay quarterly dividends of 1% of the Company's net revenues. The declaration, timing, amount and payment of dividends are at the discretion of the Board of Directors and will depend on then current financial position, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant. The Company may also declare special dividends from time to time, in cash or in kind, at the discretion of its Board of Directors. The Company will review its dividend policy on an ongoing basis and may amend the policy at any time in light of the Company's then current financial position, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant. As such, no assurances can be made that any future dividends will be declared and/or paid on a quarterly, annual or other basis.

Product Marketing and Sales

Silver and gold are sold by the Company using a small number of international metal brokers who buy from the Company and act as intermediaries between the Company, the London Bullion Market or end consumers.  The final product from the Company's facilities comes in the form of silver/gold doré bars.  The physical doré bars contain silver, gold and other impurities are delivered to one of two refineries where doré bars are refined to commercially marketable 99.9+% pure silver bars.  The metal refineries charge tolling fees to the Company for their refining services, and deliver refined products of silver and gold.  At December 31, 2023, all of the three operating mines of the Company were producing doré bars and no concentrates were being commercially produced.

The Company delivers its production via a combination of private aircraft, armoured cars and trucks to several refineries who then, once they have refined the silver and gold to commercial grades, transfer the silver and gold to the physical market.  Doré of precious metal is turned out from refineries usually within 30 calendar days and any final variances in assays is settled at that time through the refiner assigning any liquidation differences to the metal brokers.  The Company normally receives 95% to 98% of the value of its sales of doré on delivery to the refinery with final settlements upon outturn of the refined metals, less processing tolling fees.  In the event that any such refinery was to become insolvent, the Company may incur losses for products already shipped to such refinery and would also be required to re-route additional products to alternative refineries, which may result in additional expense and delay in selling the Company's products.

As the Company has a number of metal brokers and refineries with which it does business, the Company is not economically dependent on any one of its brokers or refineries, however, in 2023 approximately 94% of the Company's revenue was derived from sales through one metal broker.  In the event such broker were to become insolvent, the Company may incur losses.  The Company's future operating results may be negatively impacted as a result.

The Company's senior management in Vancouver and Europe negotiate sales contracts. Contracts with refining companies are generally negotiated annually, and metals brokers and traders are re-negotiated as required.  The Company currently sells its silver and gold contained in doré bars through one international brokerage organization. Additionally, the Company has contractual obligations to deliver a portion of silver and gold through streaming agreements with two international streaming companies.

The Company continually reviews its cost structures and relationships with refining companies and metal traders in order to maintain the most competitive pricing possible while not remaining completely dependent on any single smelter, refiner or trader.

In addition to these commercial sales, the Company also markets a small portion of its silver production in the form of coins and silver bullion products to retail purchasers directly over its corporate e-commerce web site.  Approximately 2.8% of the Company's production was sold in retail transactions during 2023.  Products sold included half ounce and one-ounce rounds, 10-gram cubes, five-ounce ingots, 10-ounce ingots, one-kilogram bars, 50 ounce poured bars, 100-ounce stacker bars, five-ounce medallions, 10-ounce medallions and an 18-ounce custom coin set.

Due to high customer demand, in September 2023, the Company established its 100%-owned and operated minting facility, First Mint, in the State of Nevada.  First Mint will expand upon First Majestic’s existing bullion sales through vertically integrating the production of investment-grade fine silver bullion, allowing First Majestic to sell a substantially greater portion of its silver production directly to its shareholders and bullion customers.  As at the date of this AIF, production of 5-ounce ingots and one-kilogram bars have commenced at First Mint.  Sales from this new part of the Company’s business are expected to commence at the start of the second quarter of 2024.

Social and Environmental Policies

First Majestic recognizes the growing strategic importance of the management of social and environmental performance to assure the sustainability of the Company's operations, and land access requirements. First Majestic works to avoid, minimize, rehabilitate, offset or compensate for any social or environmental impacts of the Company's activities, while always abiding by environmental regulations and pursuing international best practices.

Aligned with the Company values and commitments to continuous improvement, the Company has developed a strategic and systematic approach to social and environmental management. Responsible practices and systems of governance are incorporated into corporate strategy, policies and management standards, and the Company continuously evaluates and improves its social and environmental performance.

The Board of Directors has adopted formal policies, procedures, and industry best practices to manage the Company's impacts and contribute to the social and economic development of local communities. The Board is directly responsible for this through its supervision of the Environmental, Social, Health & Safety Committee (the "ESHS Committee").  The purpose of the ESHS Committee is, under the supervision of the Board of Directors, to monitor, assess and make recommendations to the Board of Directors respecting the environmental, social, health and safety policies, practices, and performance of the Company including worker health and safety; environmental matters including water, waste, biodiversity and air quality management, emissions and climate change, engagement with local communities and Indigenous Peoples, tailings facility management and emergency response plans, diversity, equity and inclusion, and human rights.

Corporate Social Responsibility ("CSR")

First Majestic is committed to socially responsible mining: working ethically and with integrity, taking responsibility for its impacts on the environment and the communities where it operates, while contributing to local sustainable development.  First Majestic recognizes that only by acting in a socially responsible manner and integrating such practices into its management systems and standards, can it assure the sustainability of its business.

The Company seeks to develop and maintain collaborative relationships with host communities and aims to contribute to the quality of life and sustainable development in the locations in which it operates.  The Company has adopted a Social Management System ("SMS") that addresses key aspects of social performance management and guides its local teams to work to standards aligned with international best practices. First Majestic's approach is rooted in constructive dialogue with local and regional partners and demonstrating transparency regarding its operational plans and activities while respecting the rights, traditions and cultural identity of local communities.

Local teams engage in constructive dialogue with local and regional partners, demonstrating transparency regarding its operational plans and activities and respecting the rights, traditions and cultural identity of local communities.

First Majestic aims to proactively support the development needs of local communities and leverage the social and economic benefits that can be generated by its operations and projects. The Company works to identify and collaboratively address development opportunities that intersect with its business, and actively engage with host communities and other stakeholders to ensure social investments are aligned with local priorities and contribute to development aimed at the needs and expectations of our host communities for present and future generations.  The Company's local teams work closely with municipal and state governments, local schools, medical services, local business associations and the agricultural sector on a variety of initiatives in the form of infrastructure projects and educational activities in areas such as water, sanitation, agriculture, green energy, youth sports, arts and culture programs, health promotion, environmental management and emergency response.

This past year, the Company's social investments continued across all sites on access to potable water, road construction and maintenance, sanitation and waste management infrastructure, education, health, and communications facilities and programs as well as support for the development of rural economic livelihoods such as small businesses capacity building, agriculture and ranching. Additionally, funding for social sustainable development projects in communities was obtained through contributions made by the Company to local partnerships including educational institutions, NGOs, local governments, and public entities. A new seed investment program was launched for the host communities of San Dimas and Santa Elena, with successful results on the local businesses leadership looking for sustainable projects and solutions for their needs.

The First Majestic SMS is based on knowledge management, social performance best practices, clear performance indicators, structured analysis and a longer-term planning process for operational continuity and sustainability. The following core elements of the First Majestic SMS are incorporated at all First Majestic operation and exploration sites:

•  Stakeholder mapping, engagement management plans;

•  Risk assessment and management plans;

•  External grievance mechanisms;

•  Social incidents management; and

•  Local content and local employment management.

Early in 2023, the Company's three operating mines in Mexico were recognized for another consecutive year with the Socially Responsible Business Distinction Award by the CEMEFI and the Alliance for Corporate Social Responsibility (Alianza para la Responsabilidad Social Empresarial, "AliaRSE"). Since being acquired by First Majestic, the Santa Elena Mine has been recognized for nine consecutive years, La Encantada for three years and San Dimas for twelve consecutive years. In October 2022, Santa Elena received a "Silver Helmet" safety award from the Mining Chamber of Mexico (Camimex).  This is a significant milestone for First Majestic because it is awarded once per year to the safest underground mine with over 500 employees according to the mandatory safety regulations. Currently, all of First Majestic's operating and non-operating mines in Mexico are recognized as Socially Responsible Business by CEMEFI. This honour from within the Mexican community recognizes excellence in CSR management, corporate ethics, work environment, community involvement, and environmental responsibility. The awards affirm First Majestic's commitment to sound CSR practices and demonstrates the Company's commitment to transparency, and social responsibility within its operations and projects in México.

Environmental Stewardship

The Company's operations are subject to, and materially conform with, all current environmental laws and regulations in the jurisdictions where it operates. These environmental regulations provide strict restrictions and prohibitions against spills, releases and emission of various substances related to industrial mining operations that could result in environmental contamination.

First Majestic's EMS is applied in all operations to standardize tasks and strengthen a culture focused on preventing, minimizing and mitigating environmental impacts.  External audits of First Majestic's EMS are aimed at reviewing the performance of each of its mining operations.  These audits are conducted by PROFEPA-accredited external environmental consultants for evaluating compliance to applicable environmental regulations.

The First Majestic EMS supports the implementation of the environmental policy and is applied in all operations, to standardize tasks and strengthen a culture focused on minimizing environmental impacts.

First Majestic's EMS has implemented an Annual Compliance Program to review all environmental obligations, and these are conducted by each business unit. Additionally, the Company has implemented an on-line risk management platform that contains all the environmental obligations or conditions that must be fulfilled under the environmental permits.

The Company has implemented an environmental policy and the general objectives of the policy are to:

  Meet all applicable Mexican and US environmental legal requirements.
  Design, build, operate and remediate at the close of its operations in accordance with applicable local laws and regulations and guided by international best practices.
  Promote the commitment and capacity of its employees to implement the environmental policy using integrated management systems.
  Be proactive with environmental management programs so that, in the future, communities are not left with responsibilities for the Company's operations.
  Communicate openly to employees, the community and governments about the Company's plans, programs and environmental performance.
  Work together with government agencies, local communities, educational institutions and suppliers to ensure the safe handling, use and disposal of all the Company's materials and products.
  Use the best technologies to continuously improve the safe and efficient use of resources, processes and materials.

During the financial year ended December 31, 2023, the Company paid environmental duties of approximately $12.9 million and environmental expenditures for concurrent reclamation were approximately $0.3 million. The Company currently estimates the aggregate present value of expenditures required for future closure and decommissioning costs in respect of the Company’s operating mines and those under care and maintenance, along with its development properties, to be approximately $151.6 million.

Health and Safety

First Majestic believes that all of its employees and contractors have the right to be safe when at work and is committed to providing the means to achieve a safe and healthy workplace free of accidents and injuries.

First Majestic's Occupational Health and Safety Management Policy directs it to identify, understand, eliminate or control any foreseeable hazards in the workplace and to provide ongoing training, equipment and systems to its employees and contractors, as well as procedures and training for emergency preparedness and response.

The Company's Occupational Health and Safety Management System is applied in all operations to standardize tasks, and strengthen a culture focused on keeping our people safe. Key pillars of the system are Visible Felt Leadership, regulatory compliance, effective industrial hygiene, and fulfillment of the requirements to obtain the Mexico Safe Company Certification, issued by the Mexican Secretariat of Labour and Social Welfare.  All of the Company's operations have subscribed to the voluntary program and self-audit process.

In the United States, Health and Safety is regulated by the Mine Safety and Health Administration ("MSHA").  The charge of the agency is to enforce safety and health rules for all U.S. mines.  Jerritt Canyon has an excellent working relationship with MSHA to ensure regulatory compliance and improve safety and health conditions for all of their employees.

Employment Practices

First Majestic's people are its most valuable asset. First Majestic's employees and contractors are the core of its business, and the Company believes in a skilled, committed and empowered workforce to contribute to its success.

First Majestic supports its employees and contractors to maintain workplace relationships based on mutual respect, fairness and integrity. Wherever the Company works, it complies with local employment laws and does not tolerate discrimination in any form. First Majestic is committed to fair and equitable employment practices, freedom of association and the right to free collective bargaining, and actively promotes equal opportunity throughout its operations, offices and projects. At First Majestic, we value the diversity of our people, our partners, and communities. We believe a successful organization is built on our commitment in providing a respectful, equitable, diverse and inclusive work environment that promotes trust and encourages innovation, agility and sustainability.

Sustainability Performance Reporting

The Company's operations strive to follow the highest industry standards and sustainability frameworks to demonstrate, using qualitative and quantitative data, our performance across non-technical Environmental, Social, and Governance (ESG) issues. In connection with that corporate goal, on August 31, 2020, First Majestic published its first Sustainability Report to voluntarily disclose the Company's impacts and benefits across host communities.  The inaugural report set a foundation to benchmark the Company's sustainability performance for years to come and allows a broader audience to appreciate how business operations are reflected in the Company's commitment to responsible practices and transparency with all stakeholders.,

First Majestic published its second Sustainability Report on August 8, 2022, in which the Company identified as material topics for its operational and care and maintenance sites the following areas:

  Health and Safety
  Local communities and stakeholders' engagement
  Water management
  Mining waste and tailings management
  Energy consumption and emissions
  Reclamation and closure
  Human rights
  Governance, diversity, and inclusion

As a result of the Company's systems, policies, and practices implemented, First Majestic collected relevant and comparable data across its operations.  The Sustainability Report and ESG disclosure respond to internationally recognized guidance for extractive companies operating globally and in line with Canadian Enhanced Corporate Social Responsibility (CSR) Strategy.  Those guides include the OECD Guidelines for Multinational Enterprises, Voluntary Principles on Security and Human Rights, International Finance Corporation Performance Standards, Global Reporting Initiative (GRI), and UN Guiding Principles on Business and Human Rights.

The Company expects to publish its third Sustainability Report in the second quarter of 2024.

Taxation

The taxation of corporations in Mexico and the United States is often complex and is assessed via overlapping layers of taxation on a number of different tax bases, with credits or offsets permitted in certain cases between various tax liabilities. In late 2013, the Mexican government approved major reforms to the Mexican system of taxation, followed by additional reforms enacted in late 2015 and late 2019. The explanation below is not intended to be a detailed and conclusive description of all of the many forms of Mexican corporate taxes but is a current summary of the most relevant and material forms of corporate taxes impacting mining companies operating in México and expected to apply on a prospective basis.

Taxes in Mexico are levied in the normal course of business and are levied in the form of: (i) Corporate Income Taxes (referred to as ISR), (ii) Special Mining Duty (also referred to as Mining Royalty), (iii) Value Added Taxes ("VAT" or "IVA"), (iv) Profit sharing taxes ("PTU"), (v) Mining Rights Taxes, and (vi) Municipal or Property Taxes. All of these taxes (except for Municipal Taxes) are administered at the federal level by Servicio de Administration Tributaria (the "SAT") often referred to as "Hacienda".

Corporations' resident in México are taxed on their worldwide income. The applicable tax rates and related tax bases applicable to fiscal 2023 are as follows:

(i) Corporate Income taxes ("ISR") - 30% on a corporation's taxable income in 2023. Normal business expenses may be deducted in computing a corporation's taxable income, including inflationary accounting for certain concepts of revenue and expenses;

(ii) Special Mining Duty - 7.5% on a royalty base which is computed as taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year. The royalty is deductible for corporate income tax purposes, therefore after taxes the net impact is 70% of 7.5% or 5.25% after tax;

(iii) Environmental Duty - 0.5% on revenues from the sale of precious metals (gold, silver, platinum). The duty is deductible for corporate income tax purposes;

(iv) Value Added Taxes - 16% payable monthly on taxable receipts from the sales of goods and services in México and 0% on exports, creditable against the IVA paid on deductible services, expenses and imports;

(v) Profit sharing Taxes - 10% on a corporation's taxable income and payable to the workers in the corporation, creditable against corporate income taxes payable;

(vi) Mining Rights Taxes - a nominal rate charged on a per hectare basis on a corporation's mining rights; and

(vii) Municipal Taxes - Zacatecas State (Chalchihuites Municipality) levies a 1.5% tax on the value of constructed facilities at the Del Toro mine.

Dividends received by a Mexican resident from another Mexican resident are exempt from corporate taxes if they are paid out of tax paid retained earnings. Mexican entities have no preferred treatment for capital gains and in some cases capital losses are restricted. A ten-year loss carry-forward period exists, subject to inflation adjustment. The Organization for Economic Co-operation and Development rules apply to transfer pricing matters crossing country borders. Thin capitalization rules are based on a 3 to 1 debt to equity limitation for foreign companies investing in Mexican mining companies.

There is a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). Per the México-Canada tax treaty this dividend withholding tax rate may be reduced to 5% in certain instances.

On December 9, 2019, Mexico introduced additional tax reforms to address its Corporate, VAT, and Excise Taxes, referred to as the 2020 Tax Reforms.  In addition to a new General Anti-avoidance Rule, the Mexican tax reform of 2020 proposes to deny, under a broad set of circumstances, the deductibility of payments made by Mexican corporations to foreign-related parties subject to a preferred tax regime, where the effective tax rate is less than 22.5%, regardless of whether the payment is made on an arm's length basis.

Corporations' resident in Nevada are subject to federal and state taxes as follows:

  Corporate Income taxes - 21% on a corporation's taxable income in 2023.  Normal business expenses may be deducted in computing a corporation's taxable income;
  State Income taxes - The State of Nevada does not levy state income taxes but does levy a net proceeds tax ("Nevada Net Proceeds Tax") which consists of two parts, a 5% levy based on a measure of income.
  Mining excise tax - tiered excise tax with a maximum rate of 1.1% of gross revenues.

Net operating losses, losses incurred in business pursuits, can be carried forward indefinitely pursuant to the Tax Cuts and Jobs Act; however, they are limited to 80% of the taxable income in the year the carry forward is used.

Per the United States-Canada tax treaty the dividend withholding tax rate may be reduced to 5% in certain instances.

 DIVIDENDS

On December 7, 2020, the Company announced that it had adopted a dividend policy under which the Company intends to pay quarterly dividends of 1% of the Company's net revenues commencing after the completion of the first quarter of 2021. The initial quarterly dividend for the first quarter of 2021 was paid in May 2021 and the Company has paid dividends for each of the subsequent quarters. Payment of the dividends under the dividend policy is subject to the Board's discretion. The Company may also declare special dividends from time to time, in cash or in kind, at the Board's discretion. The Company will review the dividend policy on an ongoing basis and may amend the policy at any time in light of the Company's then current financial position, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant. All of the Common Shares of the Company are entitled to an equal share of any dividends declared and paid.

CAPITAL STRUCTURE

The Company's authorized capital consists of an unlimited number of Common Shares without par value.  A total of 287,246,185 Common Shares were issued and outstanding as at the date of this AIF.

Each Common Share of the Company ranks equally with all other Common Shares of the Company with respect to dissolution, liquidation or winding-up of the Company and payment of dividends.  The holders of Common Shares of the Company are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company out of funds legally available therefore and to receive, pro rata, the remaining property of the Company on dissolution.  The holders of Common Shares of the Company have no redemption, retraction, purchase, pre-emptive or conversion rights.  The rights attaching to the Common Shares of the Company can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

As described above, on December 2, 2021, the Company issued an aggregate of $230 million principal amount of 0.375% unsecured convertible senior notes due January 15, 2027 (the "Notes").  The Notes may be converted by the holders, in whole or in part, at any time.  The initial conversion rate for the Notes is 60.3865 Common Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $16.56 per Common Share (subject to certain adjustment provisions).  Interest is payable on the Notes semi-annually in arrears on January 15 and July 15 of each year, beginning on July 15, 2022, to holders of record at the close of business on the preceding January 1 and July 1, respectively.

On or after January 20, 2025, the Company may redeem for cash all or part of the outstanding Notes, but only if the last reported sale price of the Common Shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date the Company provides notice of redemption to holders exceeds 130% of the conversion price in effect on each such trading day.  The redemption price will equal to the sum of (1) 100% of the principal amount of the Notes to be redeemed and (2) accrued and unpaid interest, if any, to, but excluding, the redemption date.  The outstanding Notes are also redeemable by the Company in the event of certain changes to the laws governing Canadian withholding taxes.

The Company is required to offer to purchase for cash all of the outstanding Notes upon a "fundamental change" as described in the Note Indenture, at a purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the purchase date.

The Notes do not carry any rights to vote alongside the holders of the Company's Common Shares on any shareholder resolutions.

The Notes are governed by the Note Indenture, a copy of which is available under the Company's SEDAR+ profile at www.sedarplus.ca.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares of the Company are listed and posted for trading on the TSX under the trading symbol "FR".  The following table sets forth the high and low trading prices and trading volume of the Common Shares of the Company as reported by the TSX for the periods indicated:

Period	High (C$)	Low (C$)	Volume
December 2023	8.74	7.36	12,234,977
November 2023	8.12	6.05	16,755,356
October 2023	8.04	6.62	13,334,619
September 2023	8.46	6.51	11,548,231
August 2023	8.66	7.79	11,052,651
July 2023	9.32	7.325	11,063,079
June 2023	8.24	6.9	10,521,544
May 2023	9.85	7.65	13,278,526
April 2023	10.79	9.31	15,974,799
March 2023	10.26	7.59	23,954,830
February 2023	11.16	8.04	16,742,113
January 2023	12.15	10.3	18,240,563

The Common Shares of the Company are also listed and posted for trading on the New York Stock Exchange under the trading symbol "AG". The following table sets forth the high and low trading prices and trading volume of the Common Shares of the Company as reported by the New York Stock Exchange for the periods indicated:

Period	High ($)	Low ($)	Volume
December 2023	6.61	5.43	22,316,969
November 2023	5.98	4.385	25,964,584
October 2023	5.89	4.84	21,319,520
September 2023	6.255	4.82	17,171,727
August 2023	6.475	5.755	18,782,729
July 2023	7.08	5.48	17,436,662
June 2023	6.14	5.245	15,593,465
May 2023	7.265	5.63	19,219,314
April 2023	8.065	6.835	18,291,733
March 2023	7.495	5.53	38,410,890
February 2023	8.385	5.91	19,635,512
January 2023	9.07	7.685	16,495,659

The Common Shares of the Company are also quoted on the Frankfurt Stock Exchange under the symbol "FMV".

PRIOR SALES

Options

The following table sets forth the date, price and number of options that were granted by the Company during the financial year ended December 31, 2023 and up to the date of this AIF:

Date of Grant	Number of Options Granted	Exercise Price (C$)
January 3, 2023	596,649	11.28
January 11, 2023	50,000	12.01
February 24, 2023	202,500	9.21
May 13, 2023	25,000	8.61
June 19, 2023	163,000	7.36
July 4, 2023	504,148	7.49
July 26, 2023	200,000	8.82
August 29, 2023	50,000	8.36
October 16, 2023	50,000	7.35
November 9, 2023	15,000	6.55
December 13, 2023	25,000	7.44
January 3, 2024	595,364	7.98
February 27, 2024	1,250	6.21
TOTAL	2,477,911

Restricted Share Units

The following table sets forth the date and number of restricted share units that were granted by the Company during the financial year ended December 31, 2023 and up to the date of this AIF:

Date of Grant	Number of RSUs Granted
January 3, 2023	674,442
January 11, 2023	5,139
February 24, 2023	6,188
June 19, 2023	56,013
July 26, 2023	26,284
January 3, 2024	855,040
January 3, 2024	240,470 (1)
February 27, 2024	8,010
March 19, 2024	23,810 (1)
TOTAL	1,895,396

Note:

(1) May be settled for cash only (no Common Shares issuable).

Performance Share Units

The following table sets forth the date and number of performance share units that were granted by the Company during the financial year ended December 31, 2023 and up to the date of this AIF:

Date of Grant	Number of PSUs Granted
January 3, 2023	353,230
January 11, 2023	5,139
July 26, 2023	26,284
January 3, 2024	470,500
January 3, 2024	30,430 (1)
TOTAL	885,583

Note:

(1) May be settled for cash only (no Common Shares issuable).

Deferred Share Units

The following table sets forth the date and number of deferred share units that were granted by the Company during the financial year ended December 31, 2023 and up to the date of this AIF:

Date of Grant	Number of DSUs Granted (1)
January 3, 2023	53,189
January 3, 2024	75,184
TOTAL	128,373

Note:

(1) DSUs may be settled for cash only (no Common Shares issuable).

DIRECTORS AND OFFICERS

The following table sets out the names of the current directors and officers of the Company, their respective provinces or states and countries of residence, positions with the Company, principal occupations within the five preceding years, periods during which each director has served as a director and the number of each class of securities of the Company and percentage of such class beneficially owned, directly or indirectly, or subject to control or direction by that person.

The term of each of the current directors of the Company will expire at the Company's next Annual General Meeting unless his or her office is earlier vacated in accordance with the Articles of the Company, or he or she becomes disqualified to act as a director.  The Company is not required to have an executive committee but it has an Audit Committee, a Compensation Committee, a Corporate Governance & Nominating Committee and an Environmental, Social, Health & Safety Committee as indicated below.

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years (1)	Period as a Director of the Company	No. and Class of Securities (1)	Percentage of Class (2)

KEITH NEUMEYER CEO, President and Director Zug, Switzerland	President of the Company from November 3, 2001, to present; Director of the Company since December 5, 1998; Director and Chairman of First Mining Gold Corp. from March 31, 2015, to present	December 5, 1998 to present	4,137,255 Common Shares 1,044,414 Stock options 376,046 RSUs 215,850 PSUs	1.4%

THOMAS F. FUDGE, JR., P.E., P.Eng. (ret) (4)(5) Chair and Director Grand Junction, Colorado USA	Vice President Operations of Tahoe Resources Inc. from September 2016 to February 2019; Semi-retired consultant from February 2019 to present. Chair of the Company from January 2022 to present	February 17, 2021 to present	2,981 Common Shares NIL Stock options 13,816 RSUs 10,932 DSUs (share-settled) 41,842 DSUs (cash settled)	Less than 1.0%

MARJORIE CO, B.Sc., LL.B., MBA (3)(5)(6) Director Vancouver, British Columbia, Canada	Principal of mc3 solutions inc. from February, 2015 to present; Principal of Marjorie Co Law Corporation from March, 2020 to present	March 1, 2017 to present	13,821 Common Shares 17,232 Stock options 14,041 RSUs 11,017 DSUs (share-settled) 18,186 DSUs (cash settled)	Less than 1.0%

RAYMOND L. POLMAN, CPA, CA, ICD.D. (6) Director Langley, British Columbia, Canada	Chief Financial Officer of the Company from February 2007 to December 2021. Director of First Mining Gold Corp. from March 2015 to present	May 26, 2022 to present	129,667 Common Shares NIL Stock options 11,079 RSUs 22,930 DSUs (cash settled)	Less than 1.0%

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years(1)	Period as a Director of the Company	No. and Class of Securities(1)	Percentage of Class(2)

JEAN des RIVIÈRES, P.Geo., M.Sc.A. (3)(4)(5)(6) Director Hudson Heights, Québec, Canada	Vice President, Exploration of BHP, Santiago, Chile from August 2013 to June 2020	March 31, 2021 to present	11,989 Common Shares NIL Stock options 11,066 RSUs 9,423 DSUs (share-settled) 18,186 DSUs (cash settled)	Less than 1.0%

COLETTE RUSTAD, CPA, CA (3)(4) Director Vancouver, British Columbia, Canada	Executive Vice President & Chief Financial Officer of Alio Gold from May 2017 to August 2018; independent corporate advisor from 2018 to present	June 2021 to present	2,037 Common Shares NIL Stock options 13,491 RSUs 8,212 DSUs (share-settled) 18,186 DSUs (cash settled)	Less than 1.0%

STEVEN C. HOLMES Chief Operating Officer Safford, Arizona USA	Vice President, Joint Venture Portfolio of Barrick Gold Corporation from May 2018 to February 2019; self-employed mining executive from February 2019 to February 2020, Chief Operating Officer of the Company from February 2020 to present	N/A	128,849 Common Shares 424,984 Stock options 98,876 RSUs 110,180 PSUs	Less than 1.0%

DAVID SOARES, CPA, CA, MBA Chief Financial Officer Vancouver, British Columbia, Canada	Chief Financial Officer of Kirkland Lake Gold from November 2018 to February 2022; Chief Financial Officer of the Company from March 2022 to present	N/A	9,462 Common Shares 290,763 Stock options 98,802 RSUs 80,794 PSUs	Less than 1.0%

SAMIR PATEL, LL.B. General Counsel & Corporate Secretary Vancouver, British Columbia, Canada	General Counsel & Corporate Secretary of First Mining Gold Corp. from December 2018 to July 2023; General Counsel & Corporate Secretary of the Company from July 2023 to present	N/A	11,800 Common Shares 112,500 Stock options 30,137 RSUs 25,437 PSUs	Less than 1.0%

(1) The information as to principal occupation and securities of the Company beneficially owned has been furnished by the respective individuals and is presented as of the date of this AIF.

(2) Based upon the 287,246,185 Common Shares of the Company issued and outstanding as of the date of this AIF.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

(5) Member of the Corporate Governance & Nominating Committee.

(6) Member of the Environmental, Social, Health & Safety Committee.

The directors and senior officers of the Company beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 4,447,861 Common Shares of the Company or approximately 1.5% of the Common Shares of the Company issued and outstanding as of the date of this AIF.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company nor a shareholder holding a sufficient number of Common Shares of the Company to materially affect the control of the Company, nor a personal holding company of any of them,

(a) is, at the date of this AIF or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company), that while that person was acting in that capacity,

(i) was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities registration, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, nor a shareholder holding a sufficient number of Common Shares of the Company to affect materially the control of the Company, nor a personal holding company of any of them, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a security's regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors of the Company are also directors or officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law and by the Company's policies to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

AUDIT COMMITTEE INFORMATION

Pursuant to the provisions of National Instrument 52-110 Audit Committees ("NI 52-110") the Company is required to provide the following disclosure with respect to its Audit Committee.

Audit Committee Mandate

The text of the Audit Committee's Charter is attached as Appendix "A" to this AIF.

Composition of the Audit Committee

The members of the Audit Committee are Colette Rustad, Marjorie Co and Jean des Rivières.  All three members are independent within the meaning of applicable securities laws and all three members are considered financially literate.

Relevant Education and Experience

Ms. Colette Rustad is an international financial expert with over 30 years of diverse financial and operational experience, including mergers and acquisitions, project construction, risk management and advisory expertise in the mining, financial services, energy and technology sectors.  She currently serves as a director of the Sanford Housing Society, previously served as a director for Terrane Metals and held executive positions at Barrick Africa, VP & CFO; Goldcorp Inc, Senior Vice-President Treasurer and Controller; EY Toronto, Senior Manager and Alio Gold, EVP & CFO.  She is a Chartered Professional Accountant (CPA)(CA) and has a Bachelor of Commerce from the University of Calgary and completed the Advanced Management Program from the Wharton Graduate School of Business, University of Pennsylvania.

Ms. Marjorie Co was called to the British Columbia Bar in 1996 and is a Member of the Law Society of British Columbia.  Ms. Co obtained her Master of Business Administration and Bachelor of Laws degrees from the University of British Columbia, and her Bachelor of Science degree from Simon Fraser University.  Ms. Co currently provides business development and legal advice for technology-focused organizations and start-up companies.  Her previous roles have included being the Director of Strategic Relations at Westport Innovations and Chief Development Officer at The Proof Centre of Excellence.

Mr. Jean des Rivières has worked in over 50 countries over the past 35 years and brings a wealth of knowledge in exploration and the global mining industry. He most recently held the position of Vice President, Metals Exploration at BHP and he has previously held managerial and technical positions at Rio Algom, BHP and Noranda.  Mr. des Rivières has a Bachelor of Science degree in Geology from Université du Québec à Montréal, and a Master of Science in Geology from École Polytechnique de Montréal, which is affiliated with the University of Montréal.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on:

a. the exemption in section 2.4 (De Minimis Non-Audit Services) of NI 52-110;

b. the exemption in section 3.2 (Initial Public Offerings) of NI 52-110;

c. the exemption in section 3.4 (Events Outside the Control of the Member) of NI 52-110;

d. the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110; or

e. an exemption from NI 52-110 in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

For the year ended December 31, 2023, the Board adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Policy and Procedures

The Audit Committee has adopted specific policies for the engagement of non-audit services to be provided to the Company by the external auditor which require the auditor to submit to the Audit Committee a proposal for services to be provided and cost estimates for approval.

External Auditor Service Fees

The following table sets out the fees billed to the Company by Deloitte LLP, Independent Registered Public Accounting Firm, and its affiliates for professional services in each of the years ended December 31, 2022, and December 31, 2023, respectively.

Category	Year ended December 31, 2023	Year ended December 31, 2022
Audit Fees	$1,829,000	$1,648,000
Audit Related Fees	$93,000	$42,000
Tax Fees	Nil	$8,500
All Other Fees	$7,000	Nil

Audit fees include fees for services rendered by the Independent Registered Public Accounting Firm in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings. Tax fees includes professional services rendered by the Independent Registered Public Accounting Firm for tax compliance, tax advice, and tax planning. Audit related fees include an audit opinion on housing fund remittances in Mexico along with fees in connection with our prospectus supplement. Other fees are made up of transfer pricing and zip code validation services. The 2023 audit fee includes amounts for 2023 audit services as well as final billings from the 2022 audit which were received in 2023.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no director, executive officer or persons or companies who beneficially own, control or direct, directly or indirectly, more than 10% of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transactions with the Company within the three most recently completed financial years or during the current financial year, that has materially affected or is reasonably expected to have a material effect on the Company.

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is Computershare Trust Company of Canada ("Computershare"). Computershare's register of transfers for the Common Shares of the Company is located at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia  V6C 3B9, Canada.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Davila Santos Litigation

Pursuant to a share purchase agreement (the "FSR Purchase Agreement") dated April 3, 2006, the Company acquired a controlling interest in First Silver Reserve ("FSR") for an aggregate purchase price of C$53.4 million. The purchase price was payable to Hector Davila Santos ("Davila Santos") in three instalments. The first and second instalments totaling C$40.0 million were paid in accordance with the FSR Purchase Agreement. The final 25% instalment of C$13.3 million was not paid to Davila Santos as a result of a dispute between the Company and Davila Santos and his private company involving a mine in México (the "Bolaños Mine") as set out further below.

In November 2007, the Company and FSR commenced an action against Davila Santos (the "Action"). The Company and FSR alleged, among other things that, while holding the positions of director, President and Chief Executive Officer of FSR, Davila Santos through his private company, acquired control of the Bolaños Mine in breach of his fiduciary duties to FSR.

In April 2013, the Company received a positive judgment (the "BC Judgment") from the Supreme Court of British Columbia (the "BC Court"), which awarded the sum of C$96.3 million in favour of First Majestic. The Company received the sum of C$14.85 million (representing monies previously held in trust by Davila Santos' lawyer) on June 27, 2013, in partial payment of the April 24, 2013, judgment, leaving an unpaid amount of approximately C$81.45 million. Subsequently, the BC Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine and the holding account and periodically provide to the Company certain information regarding the Bolaños Mine (collectively, the "BC Orders").

As of December 2016, Davila Santos had exhausted all possible appeals in Canada of the BC Judgment. The Company is now seeking to enforce the BC Judgment and BC Orders in México and elsewhere. To that end, the Company obtained a favourable judgment from the Third Civil District Judge of México City on December 27, 2018, which was later confirmed on appeal on May 17, 2019. Davila Santos then filed a claim before the First Circuit Court which declared on October 25, 2019, that the BC Judgment was contrary to the public order of the Mexican State (the "Public Order Judgment").  The Company filed an appeal for review of the Public Order Judgment on November 14, 2019, before the Thirteenth Federal Court on Civil Matters in Mexico City. Before the Thirteenth Federal Court could render its judgment, Davila Santos filed a petition on August 25, 2020, to Mexico's Supreme Court of Justice (the "MX Supreme Court") to attract the case, and on November 18, 2020, the MX Supreme Court made the determination that the case met the threshold requirements for its review.

On September 21, 2022, the First Chamber of the Supreme Court denied the amparo to Davila Santos and held that the British Columbia decision should be executed in Mexico, in favour of the Company (the "HDS Final Decision"). Before formal enforcement of the HDS Final Decision could commence, the Supreme Court provided notice on December 12, 2022, of the HDS Final Decision to the 2nd Court of Appeals. On December 15, 2022, when the 2nd Court of Appeals acknowledged the Supreme Court's decision, the BC Judgment was considered as an homologated and binding decision in Mexico.  On January 12, 2023, the 2nd Court of Appeals received the complete Hector Davila file clearing the way for execution to commence.

Despite the issuance of the HDS Final Decision, there remains uncertainty as to the Company's ability to collect any of the remaining C$81.45 million of the judgment amounts and enforcement of the BC Judgment will require additional action in Mexico and/or elsewhere to recover the balance.  Therefore, the Company has not accrued in its financial statements any additional amounts related to the remaining unpaid judgment in favour of the Company.

Mexican Tax and NAFTA Proceedings

As described above under “Risk Factors – Challenges to the Advance Pricing Agreement”, the SAT, the Mexican tax authority, initiated a legal proceeding seeking to nullify the APA which it issued to Primero in 2012. The APA confirmed Primero’s basis for paying taxes on the price it realized for certain silver sales between 2010 and 2014. Pursuant to ongoing tax audits relating to the APA, the SAT issued the Reassessments against PEM (as detailed in the section above entitled “Financial Risks – Challenges to the APA for 2010 – 2014 tax years”).  The SAT has not yet issued a new APA ruling or re-assessed PEM in respect of its sales of silver for 2014.  On September 23, 2020, the Federal Court issued a decision nullifying the APA and directing the SAT to issue a new APA ruling and on November 12, 2020, the Company received written reasons for the decision from the Federal Court.  On November 30, 2020, the Company filed an appeal of the Federal Court’s decision with the Circuit Courts.  As two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the appeal file to them, and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. Both writs of certiorari were withdrawn in December 2022. The challenge filed by the Company was returned to the Mexican Circuit Courts and on December 5, 2023, the Second Collegiate Court issued a decision, which was formally notified to the Company on January 4, 2024.  In such decision, the Second Collegiate Court partially granted constitutional protection to the Company with respect to certain matters, but not others.  Accordingly, on January 18, 2024, PEM filed an extraordinary appeal to the Mexican Supreme Court of Justice with respect to the Second Collegiate Court's decision, and PEM is currently waiting for the Supreme Court to admit such appeal.

The Company continues to challenge the actions of the SAT in the Mexican courts.  The Company is unable to provide any certainty as to the outcome or timing of these legal challenges.  No tax is payable under the reassessments while such challenges are in process.  If the Company is not successful in challenging the SAT's tax reassessments, payment of the reassessed taxes would have a material adverse effect on the Company's business, financial condition and results of operations.

For the 2015 and subsequent tax years through to the Company's acquisition of PEM, Primero continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed and has paid its taxes accordingly.  To the extent the SAT determines that the appropriate price of silver sales under the Internal Stream Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it would have a material adverse effect on the Company's business, financial condition and results of operations.

The Company also announced on March 2, 2021, that it submitted a Request for Arbitration to ICSID, on its own behalf and on behalf of PEM, based on Chapter 11 of NAFTA.  On March 31, 2021, the Notice of Registration of the Request for Arbitration was issued by the ICSID Secretariat.  Once the Tribunal was fully constituted by the appointment of all three panel members on August 20, 2021, the NAFTA Proceedings were deemed to have commenced.  In 2022, the Company filed its Memorial and Mexico filed its Counter-Memorial.  On January 4, 2023, the Company submitted a Request for Provisional Measures (the "PM Request") to the Tribunal.  Following a reply that was filed by Mexico on February 16, 2023, a hearing regarding the request took place on March 13, 2023.  On May 26, 2023, the Tribunal made its decision on the PM Request, partially granting the provisional measures set out in the request (the "PM Decision").  On June 19, 2023, Mexico filed a revocation request against the PM Decision (the "Revocation Request").

On July 28, 2023, the Government of Mexico filed a Preliminary Objection to Jurisdiction (the "Preliminary Objection") and Request for Bifurcation (the "Bifurcation Request") in which it requested the Tribunal to stay the merits phase of the international arbitration commenced in 2021, and instead proceed to examine on a preliminary basis, under what is commonly called a bifurcated procedure, whether the Company's commencement of the new NAFTA Chapter 11 proceeding limited to the recovery of PEM's VAT refunds (as discussed further below) impinges on the Tribunal's jurisdiction.

In addition, on September 1, 2023, after receiving the Company's submissions opposing the Revocation Request, the Tribunal issued its decision dismissing Mexico's Revocation Request, and reaffirming the PM Decision.  The Government of Mexico is therefore obligated to comply with the PM Decision which requires payment of VAT refunds owing to PEM as of January 4, 2023 and into the future until the final award is rendered by the Tribunal.

The Tribunal rendered its decision dismissing the Preliminary Objection on December 20, 2023.  The Tribunal confirmed that the second arbitration regarding the recovery of the VAT refunds (the NAFTA VAT Claim, as defined in the section below) does not breach the waiver under NAFTA (i.e. the same measures are not in dispute).  Both the NAFTA APA Claim and the NAFTA VAT Claim may now proceed.  As a result, the Tribunal did not need to consider Mexico's Bifurcation Request, as that became a moot point.

At this time, the Company is waiting to hear back from the Tribunal regarding certain filing deadline dates and for the dates of the oral hearing on the merits to be definitively confirmed.

If the SAT's attempts to retroactively nullify the APA are successful, the SAT can be expected to enforce any Reassessments for 2010 through 2014 against PEM in respect of its sales of silver pursuant to the Old Stream Agreement. Such an outcome would likely have a material adverse effect on the Company's results of operations, financial condition and cash flows.  Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be approximately $314.2 million (5,307 million MXN), before taking into consideration interest or penalties.

Based on the Company's consultation with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and that the APA is valid, therefore, at this time, no liability has been recognized in the financial statements with respect to this matter.

To the extent it is ultimately determined that the pricing for silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price, and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company's business, financial position and results of operations.

NAFTA VAT Claim

On March 31, 2023, the Company filed a new Notice of Intent on its own behalf and on behalf of PEM under Chapter 11 of NAFTA to invite the Government of Mexico to engage in discussions to resolve the dispute regarding the ongoing denial of access to PEM's VAT refunds ("NAFTA VAT Claim") within the stipulated 90-day consultation period.  On June 29, 2023, the Company submitted its Request for Arbitration for the NAFTA VAT Claim to ICSID in order to preserve its legacy claim within NAFTA's applicable limitation period.  The Request for Arbitration was registered by ICSID on July 21, 2023, and the Tribunal was to be constituted by October 19, 2023.  The Company named its nominee to the Tribunal by this date, but Mexico has yet to appoint its nominee.  In the event Mexico fails to put forward its nominee, procedures exist under the rules for a Tribunal consisting of a Chair and two members to be constituted, at the request of the Company.  The Tribunal for the NAFTA VAT Claim has not yet been formed, and the Company expects that it will be formed by the end of the second quarter of 2024.

While the Company remains confident in its position with regards to its two NAFTA filings, it continues to engage the Government of Mexico in consultation discussions so as to amicably resolve these disputes.

Minera La Encantada - Tax Litigation

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. (“MLE”) and Corporacion First Majestic S.A. de C.V. (“CFM”), the SAT issued tax assessments for fiscal 2012 and 2013 for corporate income tax in the amount of $14.2 million (239 million MXN) and $45 million (761 million MXN), including interest, inflation and penalties, respectively. In December 2022, the SAT issued tax assessments to MLE for fiscal years 2014 and 2015 for corporate income tax in the amount of $19.1 million (322 million MXN) and $239.8 million (4,051 million MXN). In 2023, the SAT issued a tax assessment to MLE for the fiscal year 2016 for corporate income tax in the amount of $3.5 million (59 million MXN). The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees.  The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued.  The Company, based on advice from legal and financial advisors believes MLE’s tax filings were appropriate, and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

San Martin Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of Minera El Pilon S.A. de C.V. (“MEP”), the SAT issued tax assessments for fiscal 2014, 2015 and 2016 for corporate income tax in the total amount of $28.5 million (482 million MXN) including interest, inflation and penalties. The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MEP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

Regulatory Actions

No penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2023.

No penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

The Company did not enter into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2023.

MATERIAL CONTRACTS

Other than material contracts entered into in the ordinary course of business and upon which the Company's business is not substantially dependent, the following contracts are considered material contracts of the Company:

  the Note Indenture; and
  the 2024 Sales Agreement.

INTERESTS OF EXPERTS

Deloitte LLP is independent with respect to First Majestic Silver Corp. within the meaning of the Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (United States) (PCAOB) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

Ramon Mendoza Reyes, P.Eng., Joaquin Merino-Marquez, P.Geo., Persio P. Rosario, P.Eng., P. Geo., María Elena Vázquez Jaimes, P.Geo., Phillip J. Spurgeon, P.Geo., David Rowe, CPG, Brian Boutilier, P.Eng., Gonzalo Mercado, P.Geo., Michael Jarred Deal, RM SME and David W. Wanner, P.E. prepared certain technical reports or information relating to the Company's material mining properties.  To management's knowledge, Mr. Merino-Marquez, does not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).  Mr. Merino-Marquez is consulting as a Senior Advisor in Geology for the Company.  Mr. Mendoza-Reyes is the former Vice-President of Technical Services of the Company, and Mr. Rosario is the former Vice-President of Processing, Metallurgy and Innovation of the Company.  To management's knowledge, neither Mr. Mendoza-Reyes nor Mr. Rosario hold any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).  Mr. Mercado is the Vice-President of Exploration and Technical Services at the Company, Mr. Deal is the Company's Vice-President of Metallurgy and Innovation, Ms. Vazquez is the Company's Geological Database Manager, Mr. Spurgeon is the Company's Senior Resource Geologist, Mr. Boutilier is the Company's Principal Mine Planning Engineer, Mr. Rowe is the Company's Director of Mineral Resources, and Mr. Wanner is Chief Project Engineer of Jerritt Canyon Gold, LLC, a subsidiary of the Company. Each of Mr. Mercado, Mr. Deal, Ms. Vazquez, Mr. Spurgeon, Mr. Boutilier, Mr. Rowe and Mr. Wanner hold stock options, restricted share units and/or performance share units of the Company which represent less than 1% of the outstanding Common Shares of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company's SEDAR+ profile page at www.sedarplus.ca.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under the Company's equity compensation plan, as applicable, is contained in the Company's information circular for its most recent annual general meeting.

Additional financial information is provided in the Company's audited financial statements and Management's Discussion and Analysis for the year ended December 31, 2023, copies of which may be requested from First Majestic's head office, or may be viewed on the Company's website (www.firstmajestic.com) or under the Company's SEDAR+ profile page at www.sedarplus.ca.

APPENDIX "A"

AUDIT COMMITTEE CHARTER

INTRODUCTION

The purpose of the Audit Committee (the "Committee") is to assist the board of directors (the "Board") of the Company in its oversight responsibilities for:

•  the quality and integrity of the Company's financial statements;

•  the Company's compliance with legal and regulatory requirements;

•  the qualifications, independence and performance of the Company's external auditor;

•  the Company's systems of disclosure controls and procedures, internal controls over financial reporting, and compliance with ethical standards adopted by the Company.

Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures, and practices at all levels. The Committee should also provide for open communication among the Company's external auditor, financial and senior management, and the Board.

AUTHORITY

The Committee has the authority to conduct investigations into any matters within its scope of responsibility and obtain advice and assistance from outside legal, accounting, or other advisers, as necessary, to perform its duties and responsibilities.

In carrying out its duties and responsibilities, the Committee shall also have the authority to meet with and seek any information it requires from employees, officers, directors, or external parties.

The Company will provide appropriate funding, as determined by the Committee, for compensation to the Company's external auditor, to any advisers that the Committee chooses to engage, and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

COMPOSITION

1. The Audit Committee must be composed of a minimum of three members. Every member of the Audit Committee must be a director of the Company.

2. All members of the Committee must, to the satisfaction of the Board, be independent and financially literate in accordance with applicable corporate and securities laws, regulations and stock exchange rules and have such other qualifications as determined by the Board from time to time.

3. No Committee member may serve on the audit committees of more than two other reporting issuers.

RESPONSIBILITIES

To fulfill its responsibilities and duties, the Committee will:

Financial Reporting

4. Meet with management and, where appropriate, the Company's external auditor to review:

(i) the annual audited financial statements, with the report of the Company's external auditors, Management's Discussion and Analysis for such period and the impact of unusual items and changes in accounting policies and estimates;

(ii) interim unaudited financial statements, Management's Discussion and Analysis for such period and the impact of unusual items and changes in accounting policies and estimates;

(iii) financial information in earnings press releases, including the type and presentation of information, paying particular attention to any pro forma or adjusted non-IFRS information;

(iv) financial information in annual information forms, and annual reports;

(v) prospectuses;

(vi) the report that the United States Securities and Exchange Commission requirements be included in the Company's annual proxy statement; and

(vii) financial information in other public reports and public filings requiring approval by the Board.

5. Discuss with management financial information and earnings guidance provided to analysts and ratings agencies. Such discussions may be in general terms (i.e., discussion of the types of information to be disclosed and the type of presentations to be made).

External Auditor

6. Recommend for appointment by shareholders, compensate, retain, and oversee the work performed by the Company's external auditor retained for the purpose of preparing or issuing an audit report or related work.

7. Review the performance and independence of the Company's external auditor, including obtaining written confirmation from the Company's external auditor that it is objective and independent within the meaning of applicable securities legislation and the applicable governing body of the institute to which the external auditor belongs, and remove the Company's external auditor if circumstances warrant.

8. Actively engage in dialogue with the Company's external auditor with respect to any disclosed relationships or services that may affect the independence and objectivity of the auditor and take appropriate actions to oversee the independence of the Company's external auditor.

9. Review and preapprove (which may be pursuant to preapproval policies and procedures) all services (audit and non-audit) to be provided by the Company's external auditor. The authority to grant preapprovals may be delegated to one or more designated members of the Committee, whose decisions will be presented to the full Committee at its next regularly scheduled meeting.

10. Consider whether the auditor's provision of permissible non-audit services is compatible with the auditor's independence.

11. Review with the Company's external auditor any problems or difficulties and management's responses thereto.

12. Oversee the resolution of disagreements between management and the Company's external auditor if any such disagreement arises.

13. Hold timely discussions with the Company's external auditor regarding the following:

(a) All critical accounting policies and practices.

(b) All alternative treatments of financial information within IFRS related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Company's external auditor; and

(c) Other material written communications between the Company's external auditor and management, including, but not limited to, the management letter and schedule of unadjusted differences.

14. At least annually, obtain and review a report by the Company's external auditor describing:

(a) The Company's external auditor's internal quality-control procedures.

(b) Any material issues raised by the most recent internal quality-control review or peer review, or by any inquiry or investigation by governmental or professional authorities within the preceding five years with respect to independent audits carried out by the Company's external auditor, and any steps taken to deal with such issues; and

(c) All relationships between the Company's external auditor and the Company.

This report should be used to evaluate the Company's external auditor's qualifications, performance, and independence. Further, the committee will review the experience and qualifications of the lead audit partner each year and consider whether all partner rotation requirements, as promulgated by applicable rules and regulations, have been complied with. The committee will also consider whether there should be rotation of the Company's external auditor itself. The Committee should present its conclusions to the full board.

15. Set policies, consistent with governing laws and regulations, for hiring former personnel of the Company's external auditor.

Financial Reporting Processes, Accounting Policies and Internal Control Structure

16. In consultation with the Company's external auditor, review the integrity of the Company's financial reporting processes.

17. Periodically review the adequacy and effectiveness of the Company's disclosure controls and procedures and the Company's internal control over financial reporting, including any significant deficiencies and significant changes in internal controls.

18. Understand the scope of the Company's external auditors' review of internal control over financial reporting and obtain reports on significant findings and recommendations, together with management responses.

19. Receive and review any disclosure from the Company's Chief Executive Officer and Chief Financial Officer made in connection with the certification of the Company's quarterly and annual financial statements, regarding:

a) significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize, and report financial data; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

20. Review major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles; major issues as to the adequacy of the Company's internal controls; and any special audit steps adopted in light of material control deficiencies.

21. Review analyses prepared by management and the Company's external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative accounting methods on the financial statements.

22. Review the effect of regulatory and accounting initiatives, as well as off-balance-sheet structures, on the financial statements of the Company.

23. Review and report to the Board with respect to all related-party transactions, unless a special committee has been established by the Board to consider a particular matter.

24. Establish and oversee procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, including procedures for confidential, anonymous submissions by Company employees regarding questionable accounting or auditing matters.

Ethical Compliance, Legal Compliance and Risk Management

25. Set and periodically review the standards of business conduct set out in, and oversee and monitor compliance with the Company’s Code of Ethical Conduct.

26. Review, with the Company's counsel, legal compliance and legal matters that could have a significant impact on the Company's financial statements.

27. Discuss policies with respect to risk assessment and risk management, including appropriate guidelines and policies to govern the process, as well as the Company's major financial risk exposures and the steps management has undertaken to control them.

28. Consider the risk of management's ability to override the Company's internal controls.

29. Review with the Company's external auditors, and if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements.

30. Review adequacy of security of information, information systems and recovery plans.

31. Review the Company's insurance, including directors' and officers' coverage, and provide recommendations to the Board.

Other Responsibilities

32. Report regularly to the Board regarding the execution of the Committee's duties and responsibilities, activities, any issues encountered and related recommendations.

33. Discuss, with the Company's external auditor the extent to which changes or improvements in financial or accounting practices have been implemented.

34. Conduct an annual performance assessment relative to the Committee's purpose, duties, and responsibilities outlined herein.

EFFECTIVE DATE

This Charter was approved and adopted by the Board on March 10, 2014, as amended on November 30, 2017 and March 30, 2024 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date.

GOVERNING LAW

This Charter shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.